Exhibit 99.1

Annual Information Form

For the year ended December 31, 2022

Dated as of April 28, 2023

enCore Energy Corp.
101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX

78401

Phone: 361-239-5449

www.encoreuranium.com

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Date of Information	1
Documents Incorporated by Reference	1
Forward-looking Information	2
Currency	3
GLOSSARY OF TERMS	3
CORPORATE STRUCTURE	9
Name, Address and Incorporation	9
Intercorporate Relationships	9
GENERAL DEVELOPMENT OF THE BUSINESS	11
Three Year History	11
DESCRIPTION OF THE BUSINESS	16
Material Mineral Properties	19
Marquez-Juan Tafoya Property	19
Crownpoint and Hosta Butte Project	32
Dewey Burdock Project	46
Gas Hills Project	55
RISK FACTORS	65
DIVIDENDS AND DISTRIBUTIONS	79
CAPITAL STRUCTURE	79
MARKET FOR SECURITIES	81
Trading Price and Volume	81
Prior Sales	82
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	86
DIRECTORS AND OFFICERS	86
Name, Occupation and Security Holding	86
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	88
Conflicts of Interest	88
Audit Committee Information	89
LEGAL PROCEEDINGS	92
REGULATORY ACTIONS	92
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	92
TRANSFER AGENT AND REGISTRAR	92
MATERIAL CONTRACTS	93
INTERESTS OF EXPERTS	93
ADDITIONAL INFORMATION	94

SCHEDULE A	–	Audit Committee Charter

i

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of enCore Energy Corp. (the “Company”) is current as of December 31, 2022 with subsequent events disclosed to April 28, 2023.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the following documents:

●	A report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT” dated and with an effective date of June 9, 2021 prepared by Douglas L. Beahm, P.E., P.G., BRS Inc. and Terence P. McNulty, PE, PHD, McNulty and Associates (the “Marquez-Juan Technical Report”);

●	A report entitled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA Mineral Resources Technical Report” dated and with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. (the “Crownpoint and Hosta Butte Technical Report”);

●	A report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021 prepared by Ray Moores, P.E. of Western Water Consultants and Steve Cutler, P.G. of Roughstock Mining Services, LLC (the “Gas Hills Technical Report”);

●	A report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019 prepared by Matthew Yovich, P.E. of Woodard & Curran and Steve Cutler, P.G. of Roughstock Mining Services, LLC (the “Dewey Burdock Project Technical Report”); and

●	A report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” dated effective January 19, 2023 prepared by Douglas Beahm, P.E., P.G. of BRS Inc. (the “Alta Mesa Technical Report”)

(collectively, the “Technical Reports”).

Copies of documents incorporated by reference are available under the profiles of the Company and Azarga Uranium Corp. on the SEDAR website at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this AIF to the extent that a statement contained in this AIF or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this AIF, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Technical Information

Scientific or technical information contained in this AIF or in a document incorporated or deemed to be incorporated by reference herein, other than technical information extracted from the Technical Reports, was approved by John M. Seeley, PhD, PG, CPG, a “qualified person” for the purposes of NI 43-101 and the Manager of Geology and Exploration for the Company.

Forward-looking Information

This AIF and information incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” (referred to together herein as “forward- looking information”). Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of this AIF, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this AIF.

Forward-looking statements included or incorporated by reference in this AIF include, without limitation, statements related to: the Company’s future financial and operational performance; the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds; the anticipated amount and timing of work programs; our expectations with respect to future exchange rates; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; the Company’s plans and expectations for its property, exploration, development, production, and community relations operations; the use of available funds; expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply; expectations about future uranium market prices, production costs and global uranium supply and demand; expectations regarding holding physical uranium for long-term investment; the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have an established mineral resource estimates); future royalty and tax payments and rates; expectations regarding possible impacts of litigation and regulatory actions; the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. The forward-looking statements in this AIF are based on material assumptions, including the following: our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations; assumptions regarding the timing and use of our cash resources; our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives; our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations; our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes; our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants; our expectations regarding spot and long-term prices and realized prices for uranium; our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future; our expectations regarding tax rates, currency exchange rates, and interest rates; our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto; our mineral resource estimates, and the assumptions upon which they are based; our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this AIF include, but are not limited to, the following factors: exploration and development risks; changes in commodity prices; access to skilled mining personnel; results of exploration and development activities; uninsured risks; regulatory risks; defects in title; availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; the potential for losses arising from the expansion of operations into new markets; increased competition; assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products; reliance on industry manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions; and the failure to satisfy ongoing regulatory requirements. In addition, the risks, assumptions, and other factors set out herein and in the Company’s public filings, including the most recent Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2022, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information. All of the forward-looking statements contained or incorporated into this AIF are qualified by the foregoing cautionary statements.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

GLOSSARY OF TERMS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are as follows:

Metric Units	Multiply By	Imperial Units
Hectares	2.471	= acres
Meters	3.281	= feet
Kilometers	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Abbreviations

In this AIF, the abbreviations set forth below have the following meanings:

$	Canadian dollar	kv	kilovolt
°	degrees	m	meter
%	percent	m2	square meter
ft	feet	lb	pound
g/t	metric gam per metric tonne	U3O8	tri-uranium octo-oxide
kg	kilogram	ppm	parts per million
kg/t	kilograms per tonne	U	uranium
kl/t	kilo liters per tonne	ac	acres
km2	square kilometer

In this AIF, the following terms have the meanings set forth herein:

“Acquisition Agreement” means the membership interest purchase agreement dated November 13, 2022, and as amended on December 28, 2022, entered into among the Company, EFR White Canyon, and enCore Energy US for the Alta Mesa Acquisition;

“AGM” means the Company’s annual general meeting of shareholders held on June 22, 2022;

“AIF” means this annual information form of the Company for the year ended December 31, 2022;

“Alta Mesa Acquisition” means the Company’s acquisition of the Alta Mesa Uranium Project from EFR White Canyon for the Alta Mesa Consideration;

“Alta Mesa Consideration” means the total consideration of US$120 million for the Alta Mesa Acquisition, consisting of US$60 million in cash and the Note;

“Alta Mesa Entities” means enCore Alta Mesa LLC, Leoncito Plant, LLC and Leoncito Project, LLC;

“Alta Mesa Technical Report” means the technical report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” dated effective January 19, 2023 prepared by Douglas Beahm, P.E., P.G. of BRS Inc.;

“Alta Mesa Uranium Project” means the fully licensed and constructed in-situ recovery (ISR) mining project and central processing facility currently on standby, located on almost 200,000 acres of private land in the State of Texas, as further described in Material Mineral Properties – Alta Mesa Uranium Project;

“Audit Committee” means the Company’s audit committee of the Board of Directors;

“Azarga” means Azarga Uranium Corp.;

“BCBCA” means the Business Corporations Act (British Columbia), as amended and supplemented from time to time;

“Board of Directors” means the board of directors of the Company;

“Bokum” means Bokum Resources Corporation;

“Brokered Escrow Release Conditions” means the following, all as satisfied and/or waived in form and substance satisfactory to the Subscription Receipt Underwriters:

(a)	the receipt of all required board, shareholder and regulatory approvals in connection with the Subscription Receipt Offering and the Alta Mesa Acquisition, including, without limitation the conditional approval of the TSX-V for the listing of the underlying Subscription Receipt Shares and the Subscription Receipt Warrant Shares and any relevant listing documents having been accepted for filing with the TSX-V;

(b)	the completion or the satisfaction of all conditions precedent to the Alta Mesa Acquisition substantially in accordance with the Acquisition Agreement (other than the payment of the cash consideration), to the satisfaction of the Subscription Receipt Underwriters;

“Cebolleta” or the “Project” means the Cebolleta Uranium Project;

“CEO” means the Chief Executive Officer of the Company;

“CFO” means the Chief Financial Officer of the Company;

“Cibola” means Cibola Resources, LLC;

“Common Shares” means the common shares without par value in the capital of the Company;

“CRC” means Core Research Center;

“Crownpoint and Hosta Butte Project” means the Company’s 100% interest in McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico, as further described in Material Mineral Properties – Crownpoint and Hosta Butte Project;

“Crownpoint and Hosta Butte Technical Report” means the technical report entitled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated February 25, 2022, with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E.;

“Devilliers” means Devilliers Nuclear;

“Dewey Burdock Project” means the Company’s advanced-stage uranium exploration project located in South Dakota and is solely controlled by Powertech USA, Inc., a wholly-owned subsidiary of the Company, as further described in Material Mineral Properties – Dewery Burdock Project;

“Dewey Burdock Technical Report” means the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019 prepared by Matthew Yovich, P.E. of Woodard & Curran and Steve Cutler, P.G. of Roughstock Mining Services, LLC;

“EFR White Canyon” means EFR White Canyon Corp.;

“Elephant Capital” means Elephant Capital Corp.;

“enCore” or “Company” means enCore Energy Corp.;

“enCore Energy US” means enCore Energy US Corp., a wholly-owned subsidiary of the Company;

“Energy Fuels” means Energy Fuels Inc.;

“EnviroMetal” means EnviroMetal Technologies Inc. (formerly, EnviroLeach Technologies Inc.);

“Escrow Release Conditions” means, as applicable, the Brokered Escrow Release Conditions and the Non-Brokered Escrow Release Conditions;

“Exchange Ratio” means the exchange ratio of the Arrangement, being 0.375 enCore shares for each common share of Azarga;

“Gas Hills Project” means the Company’s Gas Hills Uranium Project located approximately 45 miles east of Riverton, Wyoming in the historic Gas Hills Uranium District, as further described in Material Mineral Properties – Gas Hills Project;

“Gas Hills Technical Report” means the technical report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont And Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021 prepared by Ray Moores, P.E. of Western Water Consultants Inc. and Steve Cutler, P.G. of Roughstock Mining Services, LLC;

“Group 11” means Group 11 Technologies Inc.;

“historical estimate” means an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit;

“Kerr-McGee” means Kerr-McGee Corporation;

“Marquez-Juan Technical Report” means the technical report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT” dated and with an effective date of June 9, 2021 prepared by Douglas L. Beahm, P.E., P.G., BRS Inc. and Terence P. McNulty, PE, PHD, McNulty and Associates;

“Marquez-Juan Project” means the Company’s Marquez-Juan Tafoya Uranium Project which consists of private mineral leases located in McKinley and Sandoval counties of New Mexico, on the eastern end of the Grants Uranium District in northern New Mexico, as further described in Material Mineral Properties – Marquez-Juan Tafoya Property;

“MEUS” means Metamin Enterprises US Inc., a wholly-owned subsidiary of enCore Energy US;

“mineral reserve” means the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors;

“mineral resources” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

“mineralization” means in exploration, a reference to a notable concentration of metals and their associated mineral compounds, or a specific mineral, within a body of rock;

“Neutron” means Neutron Energy, Inc.;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 Audit Committees;

“Non-Brokered Escrow Release Conditions” means:

(a)	the receipt of all required board, shareholder and regulatory approvals in connection with the Subscription Receipt Offering and the Alta Mesa Acquisition, including, without limitation the conditional approval of the TSX-V for the listing of the Subscription Receipt Shares and the Subscription Receipt Warrant Shares and any relevant listing documents having been accepted for filing with the TSX-V; (

(b)	the completion or the satisfaction of all conditions precedent to the Alta Mesa Acquisition substantially in accordance with the Acquisition Agreement (other than the payment of the cash consideration); and

(c)	the delivery of the applicable escrow release notice to the Subscription Receipt Agent;

“Note” means the US$60 million secured convertible promissory note with EFR White Canyon;

“NRC” means US Nuclear Regulatory Commission;

“NuFuels” means NuFuels, Inc., a wholly-owned subsidiary of Laramide Resources Ltd.;

“NYSE American” means NYSE American LLC;

“NZ” means The NZ Land Company;

“NZU” means NZ Uranium LLC;

“Offering” means the public offering of Units for aggregate gross proceeds of $34,500,862.50 closed on February 8, 2023;

“Offering Prospectus” means the short form prospectus of the Company dated February 3, 2023 and filed in connection with the Offering;

“OTCQB” means OTCQB Venture Market;

“Red Cloud” means Red Cloud Securities Inc. and Red Cloud Financial Services Inc.;

“Registration Statement” means the registration statement on Form F-10 (including such Offering Prospectus) filed with the SEC for the Offering;

“Rosita Project” means the Company’s uranium processing plant and associated well fields located in Duval County, Texas, as further described in General Development of the Business;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Consolidation” means the share consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares;

“Stock Option Plan” means the Company’s stock option plan, as further amended from time to time;

“Subscription Receipt Agreement” means the subscription receipt agreement dated December 6, 2022 among the Company, Computershare Trust Company of Canada, as subscription receipt agent, and Canaccord Genuity Corp.;

“Subscription Receipts” means subscription receipts of the Company;

“Subscription Receipt Brokered Offering” means the brokered private placement of an aggregate of 23,0000 Subscription Receipts at a price of $3.00 per Subscription Receipt for aggregate gross proceeds of $69 million, including the full exercise of the Subscription Receipt Underwriters’ option, closed on the Subscription Receipt Closing Date;

“Subscription Receipt Concurrent Offering” means the non-brokered private placement of 277,000 Subscription Receipts for gross proceeds of $831,000, closed on the Subscription Receipt Closing Date;

“Subscription Receipt Closing Date” means December 6, 2022;

“Subscription Receipt Offering” means the Subscription Receipt Brokered Offering and Subscription Receipt Concurrent Offering;

“Subscription Receipt Underwriters” means Canaccord Genuity Corp., Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc.;

“Subscription Receipt Share” means the Common Share underlying the Subscription Unit;

“Subscription Receipt Unit” means one unit of the Company, issuable upon automatic conversion of the Subscription Receipts, and is comprised of one Subscription Receipt Share and one Subscription Receipt Warrant;

“Subscription Receipt Warrant” means the Common Share purchase warrant, with each Subscription Receipt Warrant entitling the holder thereof to acquire one Subscription Receipt Warrant Share at a price of $3.75 for a period of 3 years following satisfaction of the Escrow Release Conditions;

“Subscription Receipt Warrant Shares” means the Common Shares issuable upon exercise of the Subscription Receipt Warrants;

“Technical Reports” means the Marquez-Juan Technical Report, the Crownpoint and Hosta Butte Technical Report, the Dewey Burdock Technical Report, the Gas Hills Technical Report, and the Alta Mesa Technical Report;

“Tigris” means Tigris Uranium US Corp.;

“TSX-V” means the TSX Venture Exchange;

“Units” means a unit of the Company, consisting of one Unit Share and one-half of one Warrant;

“Unit Share” means a Common Share underlying the Units;

“URI” means URI, Inc.;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“USGS” means United States Geological Survey;

“Vane” means VANE Minerals (US) LLC;

“Warrants” means the Common Share purchase warrants underlying the Units, with each Warrant exercisable into a Warrant Share at a price of $4.05 for a period of 36 months following the closing of the Offering;

“Warrant Share” means the Common Shares issuable upon exercise of the Warrants;

“Westwater” means Westwater Resources Inc.; and

“Westwater Assets Acquisition” means the acquisition by the Company of all of Westwater’s United States uranium assets pursuant to a securities purchase agreement dated December 31, 2020, as further described in Three Year History and Significant Acquisitions.

CORPORATE STRUCTURE

Name, Address and Incorporation

enCore was incorporated on October 30, 2009 under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “Dauntless Capital Corp.” The company’s name was changed to “Tigris Uranium Corp.” on September 2, 2010, and changed to “Wolfpack Gold Corp.” on May 15, 2013. On August 15, 2014, the company’s name was changed to “enCore Energy Corp.”

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Ontario. The Company’s Common Shares are listed for trading on the TSX-V and on the NYSE American under the symbol “EU”.

The principal offices of the Company are located at Suite 450, 101 N. Shoreline Blvd, Corpus Christi, Texas 78401, United States of America. The Company’s registered and records office is located at Suite 1200, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Intercorporate Relationships

enCore has the following subsidiaries as at the date of this AIF:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Shares/Interests beneficially owned directly or indirectly by enCore
Azarga Uranium Corp.	British Columbia	100% directly
Powertech (USA) Inc.	South Dakota	100% indirectly through Azarga Uranium Corp.
URZ Energy Corp.	British Columbia	100% indirectly through Azarga Uranium Corp.
Ucolo Exploration Corp.	Utah	100% indirectly through URZ Energy Corp.
Azarga Resources Limited	British Virgin Islands	100% indirectly through Azarga Uranium Corp.
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100% indirectly through Azarga Resources Limited
Azarga Resources Canada Ltd.	British Columbia	100% indirectly through Azarga Resources (Hong Kong) Limited
Azarga Resources USA Company	Colorado	100% indirectly through Azarga Resources Canada Ltd.
enCore Energy US Corp.	Nevada	100% directly
HRI-Churchrock, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Metamin Enterprises US Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Neutron Energy, Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Tigris Uranium US Corp.	Nevada	100% indirectly through enCore Energy US Corp.
Uranco, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Uranium Resources, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
URI, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
enCore Alta Mesa LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Plant, LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Project, LLC	Texas	100% indirectly through enCore Energy US Corp.

The following organizational chart illustrates enCore’s principal subsidiaries as at the date of this AIF:

Notes:

*	POI = Place of incorporation or legal organization

*	PPB = Principal place of business

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following provides an overview of events during the three year period prior to the date of this AIF.

On August 28, 2020, enCore acquired 40% of Group 11 Technologies Inc. (“Group 11”), a United States-based private company committed to testing and implementing non-invasive extraction technologies of precious metals with the use of environmentally-friendly solutions. Group 11 was founded and is owned by enCore Energy Corp. with 40% of the common stock, EnviroMetal Technologies Inc. (formerly, EnviroLeach Technologies Inc.) (“EnviroMetal”) (CSE: ETI; OTCQB: EVLLF) with 40% of the common stock and Golden Predator Mining Corp. with 20% of the common stock. enCore contributed $750,000 in initial funding and will provide in-situ extraction expertise. EnviroMetal entered into a license agreement with Group 11 for the use of its environmentally friendly metal recovery process and will provide chemical and metallurgical expertise.

On September 14, 2020, enCore appointed Paul Goranson as Director and as Chief Executive Officer effective October 1, 2020. Dennis Stover stepped down as Chief Executive Officer and became the Chief Technical Officer effective October 1, 2020.

On October 22, 2020, enCore completed a private placement of 12,000,000 units at a price of $0.40 per unit for gross proceeds of $4,800,000. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $0.60 until October 22, 2023, subject to acceleration of the expiry date to no less than 30 calendar days upon notice provided by enCore, which notice may be provided following the Common Shares trading at no less than $0.90 per share for 5 consecutive trading days on the TSX-V.

Pursuant to a securities purchase agreement dated December 31, 2020, the Company acquired from Westwater Resources Inc. (“Westwater”) seven subsidiary entities containing all of Westwater’s United States uranium assets in exchange for 2,571,598 Common Shares issued for a total value of US$1,795,000 and the grant of a 2% net smelter return royalty on mineral rights held by the subsidiaries in the State of New Mexico, excluding the Juan Tafoya and Cebolleta projects which retain a 2.5% net profits interest (the “Westwater Assets Acquisition”). The Company assumed the existing reclamation bonds on Westwater’s uranium projects totaling approximately US $9.25 million. The Company retained US$3,000,000 of the cash collateral supporting these reclamation bonds with Westwater receiving US$742,642 of the cash collateral at closing. No other payments were made for reclamation work and reclamation bond reduction. Through this transaction the Company acquired two licensed, Texas-based uranium production facilities; mineral exploration leases in Texas; and more than 270 square miles (180,000 acres) of patented mineral rights in New Mexico, with four projects containing significant historical mineral estimates.

On February 1, 2021, Carrie Mierkey was appointed as Chief Financial Officer and Corporate Secretary of the Company.

On March 9, 2021, enCore completed a brokered and non-brokered private placement of 15,000,000 units at a price of $1.00 per unit for gross proceeds of $15,000,000. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share at an exercise price of $1.30 until March 9, 2024. The Company paid commissions totaling $758,001 and issued 758,001 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.00 for three years from closing. The Company planned to use the net proceeds raised for the refurbishment of the Rosita Project to operational status, completion of ongoing reclamation activities and for general corporate purposes.

In April 2021, the Company acquired 200,000 pounds of U308 for a purchase price of $37.12 per pound (US$29.65 per pound) or $7,423,767 and another 100,000 of U308 for a purchase price of $37.58 per pound (US$30.80 per pound) or $3,757,600. These spot market purchases were made to de-risk future uranium deliveries associated with anticipated contractual production timelines from planned ISR operations. The purchase strengthens the Company’s working capital and provides optionality in support of future capital development of its South Texas assets.

In June 2021, the Company announced the results of a Preliminary Economic Assessment for the Company’s recently consolidated Juan Tafoya and Marquez projects located in the Grant’s Uranium District in northwest New Mexico.

In July 2021, the Company entered into a uranium supply contract with UG USA, Inc. Pursuant to the agreement, UG USA, Inc. will purchase U3O8 from the Company for up to two million pounds from 2023 through 2027. The sales price under the agreement will be tied to spot market pricing with terms that are more representative of current market conditions and practices. In August 2021, the Company and UG USA, Inc. agreed to terminate a previous sales agreement which was entered into prior to the July 2021 contract (as referenced above), acquired by the Company in the asset acquisition with Westwater in December 2020 for a cancellation fee of US$2,750,000.

On August 27, 2021, the Company entered into a Share Purchase Agreement with Elephant Capital Corp. (“Elephant Capital”) to sell all of the outstanding share capital of Cibola Resources, LLC (“Cibola”), held by the Company’s wholly-owned subsidiary, Neutron Energy, Inc., to Elephant Capital. Cibola which itself controls the rights to a lease of a mineral property comprising approximately 6,700 acres of mineral rights and 5,700 acres of surface rights located in west-central New Mexico and commonly referred to as the “Cebolleta Uranium Project” (the “Project” or “Cebolleta”). On October 29, 2021, Evolving Gold Corp. announced that it was acquiring Elephant Capital.

In September 2021, the Company sold 200,000 pounds U3O8 to two different buyers for an average sales price of $34.88 per pound U3O8. The Company realized revenue from these sales of $6,975,000.

On December 13, 2021, the Company announced that it has secured a second uranium purchase agreement with a Fortune 150 United States utility. The uranium purchase agreement, which represents the second purchase agreement executed by enCore, is a four-year agreement commencing in 2024, and it covers up to 1.3 million pounds U3O8 based on market pricing with a ceiling price significantly higher than the current uranium spot market price at the time of the announcement.

On December 31, 2021, the Company completed the acquisition of all of the issued and outstanding common shares of Azarga in exchange for 95,419,852 Common Shares of the Company. Outstanding and unexercised warrants and options to purchase common shares of Azarga were deemed to be exchanged for options and warrants to purchase Common Shares of the Company on an adjusted basis. The Arrangement consolidated an industry leading pipeline of exploration and development staged in-situ recovery (“ISR”) focused uranium projects located in the United States, including the licensed Rosita Project and Kingsville Dome past producing uranium production facilities in South Texas, the advanced stage Dewey Burdock development project in South Dakota, which has been issued its key federal permits, the PEA-staged Gas Hills Project located in Wyoming, and a portfolio of resource staged projects throughout the United States. In connection with the Arrangement, the U.S. Nuclear Regulatory Commission (“NRC”) approved the change of control over the Dewey Burdock Source and By-Product Materials License, which enables the Company to receive, acquire, possess, and transfer natural uranium and byproduct material in any form without restriction on quantity, at the Dewey-Burdock Project in Fall River and Custer Counties, South Dakota.

On February 15, 2022, the Company entered into an agreement to forward purchase 200,000 pounds U3O8 from a third party. The agreement allows the Company to acquire the uranium in 2023 at a fixed price, and the Company has prepaid a portion of the forward purchase price to secure the purchase agreement.

On March 25, 2022, the Company completed a “bought deal” prospectus offering pursuant to which the Company sold an aggregate of 19,607,842 units of the Company at a price of $1.53 per unit for aggregate gross proceeds of $29,999,998.26. Each unit was comprised of one Common Share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder thereof to purchase one Common Share at an exercise price of $2.00 until March 25, 2024. The Company paid the underwriters a cash commission of $1,612,499.93 and issued an aggregate of 1,053,922 compensation options of the Company. Each compensation option is exercisable to acquire one Common Share at an exercise price of $1.53 per share until March 25, 2024. The Company planned to use the net proceeds to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes.

On April 11, 2022, the Company announced positive results from its on-going uranium delineation and exploration drill programs at the Rosita Project. Highlights of the Rosita South uranium delineation and exploration drill programs include: (a) 32 drill holes reported for a total of ~11,000 feet including 20 delineation drill holes and 12 exploration drill holes; (b) the exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita project; and (c) Delineation drill results established an extension of mineralization in the Production Area which supports the start-up of the Rosita Plant expected next year.

On April 18, 2022, the Company announced that the refurbishment of the Rosita Project is 90% complete. Once the modernization and refurbishment project is complete, enCore will commence commissioning work, expected to take approximately 30 days. Following commissioning work the Rosita Project will be ready to start receiving loaded resin. Monitor well installation, baseline water quality analysis, and hydrological testing will be completed as part of the Production Area Authorization (PAA) process with the Texas Commission on Environmental Quality. (TCEQ). Wellfield installation will begin immediately following the submittal of the PAA data package to the TCEQ. All activities are on track and on budget for a projected 2023 production start.

On May 3, 2022, the Company appointed Mr. Peter Luthiger as Chief Operating Officer. Mr. Luthiger will be responsible for the commissioning and operation of the Rosita Uranium Processing Plant in South Texas.

On May 20, 2022, the Company completed the sale of Cibola, including its holding of Ceboletta, to Elephant Capital pursuant to the Share Purchase Agreement with Elephant Capital dated August 27, 2021. Subsequently on May 24, 2022, the Company acquired 11,308,250 common shares of American Future Fuel Corporation (formerly Evolving Gold Corp), representing approximately 15.90% on an undiluted basis of the outstanding shares of American Future Fuel Corporation, and a cash payment of $250,000 USD in exchange for common shares of Elephant Capital previously held by the Company.

On June 1, 2022, the Company appointed Susan Hoxie-Key, MSc, P.E., as a director of the Company. Ms. Hoxie-Key brings over 40 years of engineering experience in the nuclear fuel industry.

On June 28, 2022, the Company secured a uranium purchase sales agreement with a United States based nuclear power company. The agreement is a multi-year agreement commencing in 2025 and covers up to 600,000 pounds of U3O8 based on market pricing with a floor price that assures the Company’s cost of product are met. The agreement includes an inflation adjusted ceiling price higher than the current uranium spot market pricing providing the U.S. nuclear power plant assurance of cost certainty.

On July 15, 2022, the Company appointed Gregory Zerzan as Chief Administrative Officer and General Counsel. Mr. Zerzan held several prominent government and private sector leadership positions, including most recently as Principal Deputy Solicitor of the United States Department of the Interior.

On September 14, 2022, the Company consolidated the Common Shares on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares (the “Share Consolidation”). The exercise price and the number of Common Shares issuable under any of the outstanding warrants, stock options or other convertible securities issued prior to the Share Consolidation was proportionately adjusted.

On November 13, 2022, the Company entered into the Acquisition Agreement to acquire the Alta Mesa Uranium Project, a uranium project from EFR White Canyon for total Alta Mesa Consideration of US$120 million. The Alta Mesa Uranium Project is a fully licensed and constructed ISR project and central processing facility currently on standby, located on almost 200,000 acres of private land in the state of Texas. Total operating capacity is 1.5 million lbs U3O8 per year. The Alta Mesa Uranium Project historically produced nearly 5 million lbs U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices at the time. The Alta Mesa Uranium Project has not been in commercial production since 2013. enCore intends to immediately pursue the resumption of operations following completion of the Alta Mesa Acquisition.

Pursuant to the terms of the Acquisition Agreement, the Company, through its wholly owned subsidiary enCore Energy US Corp. (“enCore Energy US”), will acquire all of the limited liability company membership interests in each of the three Texas limited liability companies which collectively own and control the Project, being enCore Alta Mesa LLC, Leoncito Plant, LLC and Leoncito Project, LLC (collectively, the “Alta Mesa Entities”) from EFR White Canyon, a wholly owned subsidiary of Energy Fuels. The Company will additionally assume the reclamation obligations and obtain replacement surety bonds associated with the Project. The Alta Mesa Consideration payable to Energy Fuels consists of US$60 million in cash and a US$60 million secured convertible promissory note (the “Note”) with EFR White Canyon. The obligations under the Note will be secured by the assets of the Alta Mesa Entities and a pledge of the equity interests of the Alta Mesa Entities. In addition, at the closing of the Alta Mesa Acquisition, the Company will provide to EFR White Canyon a parent guarantee of the obligations under the Note. The Note will have a two (2) year term and will bear interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The Note will be convertible at the election of the holder, to acquire Common Shares of the Company at a price equal to a 20% premium to the volume weighted average price of the Common Shares for the 10 consecutive trading days immediately prior to the closing of the Alta Mesa Acquisition.

On December 6, 2022 (the “Subscription Receipt Closing Date”) in connection with the Alta Mesa Acquisition, the Company completed a brokered private placement (the “Subscription Receipt Brokered Offering”) and issued an aggregate of 23,000,000 subscription receipts of the Company (“Subscription Receipts”) at a price of $3.00 per Subscription Receipt for aggregate gross proceeds of $69 million, including the full exercise of the underwriters’ option. Concurrently, the Company completed a non-brokered private placement of 277,000 Subscription Receipts for gross proceeds of $831,000 (the “Subscription Receipt Concurrent Offering”, and together with the Subscription Receipt Brokered Offering, the “Subscription Receipt Offering”). The Subscription Receipt Brokered Offering was completed pursuant to an underwriting agreement entered into among the Company, Canaccord Genuity Corp., Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc. (together with the Lead Underwriter, the “Subscription Receipt Underwriters”). The Subscription Receipts were issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) dated December 6, 2022 among the Company, Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Escrow Agent”), and Canaccord Genuity Corp. Upon satisfaction of the escrow release conditions included in the Subscription Receipt Agreement (the “Escrow Release Conditions”): (i) each of the Subscription Receipts will automatically convert into one unit of the Company (a “Subscription Receipt Unit”); and (ii) the net proceeds of the Subscription Receipt Offering will be released from escrow and used to fund the cash portion of the Alta Mesa Consideration payable by the Company pursuant to the Acquisition Agreement to acquire the Project from EFR White Canyon, and for working capital purposes.

Each Subscription Receipt Unit is comprised of one Common Share (each, a “Subscription Receipt Share”) and one Common Share purchase warrant (each, a “Subscription Receipt Warrant”), with each Subscription Receipt Warrant entitling the holder thereof to acquire one Common Share at a price of $3.75 for a period of 3 years following satisfaction of the Escrow Release Conditions.

On December 20, 2022, the Company announced that it had been awarded a contract to sell 100,000 pounds of natural uranium concentrates (U3O8) to the United States government, at a price of $70.50/pound, under the new Uranium Reserve Program.

The uranium purchase will help the United States Government establish a strategic uranium reserve and represents the first uranium purchase by the United States government in 40 years. The U.S. National Nuclear Security Administration, an office within the U.S. Department of Energy, is the agency tasked with purchasing domestic U3O8 and conversion services for the Uranium Reserve Program. The Uranium Reserve is intended to be a backup source of supply for domestic nuclear power plants in the event of a significant market disruption and provide support for restarting uranium production in the United States. The Company is one of five qualified United States based operators, with existing licensed facilities, that is approved to sell domestically sourced natural uranium to the United States Government’s Uranium Reserve Program.

Subsequent Events

The following provides a summary of events involving the Company subsequent to the financial year ended December 31, 2022.

On January 17, 2023, the NYSE American approved the listing of the Common Shares of the Company. On January 23, 2023, the Common Shares ceased trading on the OTCQB and commenced trading on the NYSE American under the symbol “EU.”

On February 8, 2023, the Company in connection with the Alta Mesa Acquisition completed a public offering of units of the Company. Pursuant to the Offering, the Company issued a total of 10,615,650 units at a price of $3.25 per unit for aggregate gross proceeds of $34,500,862.50. Each unit consists of a common share in the capital of the Company and one-half of one common share purchase warrant, with each whole warrant being exercisable at a price of $4.05 per share for a period of 36 months following the closing of the offering.

In connection with the Subscription Receipt Offering, the Company filed a short form prospectus dated February 3, 2023 to qualify the distribution of the Subscription Receipt Units issuable.

On February 14, 2023, the Company announced the closing of the Alta Mesa Acquisition for US$60 million in cash and the Note. The Note has a two (2) year term and bears interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The Note is convertible at the election of the holder, to acquire common shares of enCore at a price of US$2.9103 per share. Energy Fuels has agreed not to transact with the common shares of enCore received on conversion of the Note, including hedging and short sales, with exceptions for sale transactions of up to US$10 million in value in any 30-day period, block trades and underwritten distributions. In addition, Energy Fuels has agreed to standard standstill provisions restricting additional acquisitions of enCore securities.

In connection with the closing of the Alta Mesa Acquisition, 23,277,000 Subscription Receipts were automatically converted into units comprised of one Subscription Receipt Share and one Subscription Receipt Warrant, with each warrant entitling the holder thereof to acquire one Subscription Receipt Warrant Share at a price of $3.75 for a period of 3 years until February 14, 2026. The net proceeds from the Subscription Receipt Offering of approximately $66 million, after deduction of fees and commissions, have been released from escrow to the Company, and were applied to fund the cash portion of the consideration payable by the Company pursuant to the Alta Mesa Acquisition.

DESCRIPTION OF THE BUSINESS

enCore holds a portfolio of uranium assets located in New Mexico, South Dakota, Wyoming, Texas, Utah, Colorado, and Arizona in the USA, and is advancing its properties with a focus on utilizing in-situ recovery.

enCore’s material properties and projects are the Marquez-Juan Tafoya Uranium Project located in New Mexico, the Crownpoint and Hosta Butte Uranium Project located in New Mexico, the Dewey Burdock Project located in South Dakota, the Gas Hills Project located in Wyoming, and the Alta Mesa Uranium Project in Texas. In addition to enCore’s material properties, enCore also holds the Rosita uranium processing plant located in Texas and various surrounding and proximate mineral leases and claims.

Marquez-Juan Tafoya Uranium Project, New Mexico

The Marquez-Juan Tafoya Uranium Project consists of private mineral leases located in McKinley and Sandoval counties of New Mexico, on the eastern end of the Grants Uranium District in northern New Mexico. The Marquez property comprises 14,582 acres (approximately 5,900 hectares) and includes the western extent of the historically known “Marquez/Bokum” mineralized zone.

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Company owns a 100% interest in McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte Uranium Project area, subject to a 3% gross profit royalty on uranium produced.

Dewey Burdock Project, South Dakota

The Dewey Burdock Project is an advanced-stage uranium exploration project located in southwest South Dakota and forms part of the northwestern extension of the Edgemont Uranium Mining District. The Dewey Burdock Project includes federal claims, private mineral rights and private surface rights controlling the entire area within the licensed project permit boundary as well as surrounding areas. The Company currently controls approximately 16,962 acres of net mineral rights and 12,613 acres of surface rights. The net result of the royalty and rental payments results in a cumulative 4.85 percent surface and mineral royalty.

Gas Hills Project, Wyoming

The Company’s owns a 100% interest in the Gas Hills Project located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Gas Hills Project consists of approximately 1,280 surface acres and 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production.

Alta Mesa Uranium Project, Texas

The Alta Mesa project is a fully licensed and constructed ISR project and central processing facility currently on standby, located on over 203,000 acres of private land in the state of Texas. Total operating capacity is 1.5 million lbs U3O8 per year. Alta Mesa historically produced nearly 5 million lbs of U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices at the time.

Rosita Plant, Texas

The Rosita uranium processing plant and associated well fields (the “Rosita Project”) are located in Duval County, Texas on a 200-acre tract of land owned by the Company. The facility is located within the South Texas uranium province, about 22 miles west of the town of Alice. The Rosita plant was constructed in 1990 and was originally designed and constructed to operate as an up-flow extraction facility, in a similar manner to the Kingsville Dome Facility. The Rosita property holdings consist of mineral leases from private landowners covering approximately 3,475 gross and net acres of mineral rights.

Additional Properties

enCore holds the following additional non-principal properties and projects:

(i)	Nose Rock, New Mexico. The Nose Rock project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Crownpoint and Hosta Butte Uranium Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres (approximately 335 hectares).

(ii)	Metamin Properties, Arizona, Utah and Wyoming. Through its subsidiary Metamin Enterprises US Inc. (“MEUS”), the Company holds various prospective uranium mining properties located in the States of Arizona, Utah and Wyoming, USA, along with drill core, geophysical data, drilling data and equipment related to the properties.

(iii)	West Largo, New Mexico. The West Largo project consist of approximately 3,840 acres (i.e. six square miles) in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District, approximately 25 miles north of Grants. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims.

(iv)	Ambrosia Lake-Treeline, New Mexico. The Ambrosia Lake - Treeline Property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of pounds of U3O8 production) in the United States.

(v)	Checkerboard Mineral Rights, New Mexico. The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The properties are located primarily in McKinley County which lies in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint.

(vi)	Kingsville Dome, Texas. The Kingsville Dome property is located in Kleberg County, Texas and is situated on several tracts of land leased from third parties. The property is situated approximately eight miles southeast of the city of Kingsville, Texas. The project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights. The Kingsville Dome Central Processing Facility (the “Kingsville Dome Facility”) is a licensed ISR production facility located on the property. The Company intends to initiate review and refurbishment of the Kingsville Dome Facility for future production capacity.

(vii)	Vasquez Project, Texas. The Vasquez project is located in Duval County, Texas, a short distance northwest of the town of Hebbronville. The project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez property consists of a mineral lease on 1,023 gross and net acres.

(viii)	Butler Ranch Project, Texas. The Butler Ranch project is comprised of non-contiguous fee leases that cover an area of about 438 acres of mineral rights. The Butler Ranch project is located in the southwestern end of Karnes County, Texas, about 45 miles southeast of the city of San Antonio, and 12 miles northwest of the town of Kenedy. The project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas.

(ix)	Upper Spring Creek Project, Texas. The Company holds mineral properties located in South Texas described generally as the Upper Spring Creek Project area. The property is currently comprised of non-contiguous fee leases that cover an area of about 90.32 acres of surface and 66.49 acres of net mineral rights, and the Company is actively acquiring additional mineral properties to this project. This project area includes mineral properties that were identified in the Signal Equities LLC database that the Company acquired in December 2020. These properties are intended to be developed as satellite ion-exchange plants that will provide loaded resin to the central processing plant located at the Rosita Project.

(x)	VANE Dataset and ROFR, Arizona and Utah. During the year ended December 31, 2018, the Company entered into an agreement with VANE granting the Company exclusive access to certain VANE uranium exploration data and information as well as a first right of refusal covering seven of VANE’s current uranium projects in Arizona and Utah. In exchange, the Company issued 3,000,000 common shares of the Company and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each (a total of 14 years).

(xi)	Dewey Terrace Project, Wyoming. This project consists of approximately 1,874 acres of surface rights and approximately 7,514 acres of net mineral rights. The Dewey Terrace Project is located adjacent to the Dewey Burdock Project.

(xii)	Juniper Ridge Project, Wyoming. The Juniper Ridge project in Carbon County, Wyoming, consists of approximately 640 surface acres and 3,240 net mineral acres of unpatented lode mining claims and a State of Wyoming mineral lease and is located within a brownfield site which has experienced extensive exploration, development, and mine production.

(xiii)	Other Properties: The Company holds the Shirley Basin Project in Wyoming the JB Project in Colorado and Utah, and the Ticaboo project in Utah.

(xiv)	Centennial Project, Colorado. The Centennial Project in Weld County, Colorado, is comprised of approximately 1,365 acres of surface rights and 6,238 acres of net mineral rights.

(xv)	Aladdin Project, Wyoming. The Aladdin Project in Wyoming is comprised of private leases that cover approximately 5,166 acres of surface rights and 4,712 acres of net mineral rights located in Wyoming. The Aladdin Project is 80 miles northwest of the Dewey Burdock Project.

Material Mineral Properties

Marquez-Juan Tafoya Property

The following summary of the Marquez-Juan Property is extracted from the Marquez-Juan Technical Report and modified to conform to this AIF. This summary is qualified in its entirety by reference to the full Marquez-Juan Technical Report which is incorporated by reference herein.

Property Description and Location

The Marquez-Juan Project is located within the Grants Uranium Mineral District of northwest New Mexico, approximately 50 miles west-northwest of Albuquerque, New Mexico (see Figure 1.1). The property can be accessed from Interstate 40 at the town of Laguna. From Interstate 40 take Exit #114, approximately 45 miles west of Albuquerque, and 25 miles east of Grants, and go north 12 miles on State Highway 279 to the village of Seboyeta. In Seboyeta, turn right at the southern edge of town, continue on State Highway 279 east and northerly for 17 miles to the village of Marquez. From there the main area of the Project (common property boundary) is about two miles west of the village.

The Project consists of two adjacent properties; Marquez and Juan Tafoya, that were previously developed by separate mining companies, Kerr-McGee Corporation (“Kerr-McGee”) and Bokum Resources Corporation (“Bokum”), respectively. This is the first time that the two properties are controlled by one company. The Preliminary Economic Assessment (PEA) has been developed based on a combined mineral resource estimate and proposed underground mining and on site mineral processing for the Project. The host for known uranium mineralization within the project is the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater deposits dip gently 1-3° to the west. The mineralization is sandstone-type present as coffinite and uraninite within primary trend deposits, varies from 1,800 to 2,500 feet deep.

Mineralization is defined by drilling at a minimum Grade times Thickness cutoff of 0.1, at a minimum thickness of 6 feet, the overlying C horizon covers an area of approximately 2,500 feet along trend and 200 to 400 feet across trend. The lower D horizon has an approximate trend length of 4,000 feet and is 200 to 800 feet across trend.

The Marquez-Juan Tafoya uranium project is located at approximately 35°18’ North Latitude by 107°18’ West Longitude. The site is approximately 50 miles west-northwest of Albuquerque, New Mexico (Figure 4-1, Location and Access Map).

The project is in an area of mostly un-surveyed lands, in what would be Township 13 North, Ranges 04 and 05 West, 23rd Principal Meridian, New Mexico. enCore controls private land leases, Marquez and Juan Tafoya, totaling some 18,712 acres (7,572 ha).

Marquez Ownership and Mineral Tenure

The Marquez property is held by a mineral lease covering 14,501 acres; the vast majority of which lies on the western extent of the greater project area, with several small, separate parcels to the east within the boundary of the Juan Tafoya property.  The mineral rights are owned separately from the surface rights; the Williams (87.5%) and Koontz (12.5%) families, and the State of New Mexico’s Game and Fish Department, respectively.  In 1967, the surface rights were conveyed from the Williams family to the State while the right to develop minerals from the property were retained by the Williams family.

There is a 8% production royalty on net proceeds from production. Annual payments are currently $50,000 per year and vary with price. The mineral lease expires on September 4, 2022.

Juan Tafoya Ownership and Mineral Tenure

The Juan Tafoya property is held by 26 mining leases covering 4,211 acres; one lease consists of 4,096 acres (Juan Tafoya Land Company), and the other 25 smaller leases make up 115 acres, all of which are within the boundary of the larger JTLC holdings.  The Juan Tafoya leases are on the southeastern extent of the greater project area.  The JTLC lease was acquired by Neutron in 2006, and the remaining 25 smaller leases were acquired in 2007. None of the currently defined mineral resources are located on any of the 25 smaller leases.

There is a 4% production royalty on gross proceeds from production. If material from other sources is processed from other properties, a milling royalty of 2% would apply. Annual payments are currently $315,825.00. The mineral lease expires on October 11, 2021, and is being renewed for another five years. Westwater Resources holds an overriding 2.5% royalty on net profits from production.

Surface Rights

The surface rights to the Marquez property are owned and managed by the State of New Mexico’s Game and Fish Department.  The rights were acquired by the state upon transfer from the Williams family in 1967.  The Williams retained the mineral rights.  The conveyance includes a provision to allow for exploration and development of minerals beneath the land surface.

At the Juan Tafoya project the various mineral lease holders also own their surface rights.  The lease provides for the use of the land to the extent necessary for mine development and production.  Certain payments are necessary depending on if lands are removed from agricultural or grazing use for the extent of the mine and recovery production.

The proposed mineral processing facility and tailings disposal cell would be located on the Juan Tafoya lease within the previously licensed footprint. Mining operations will, to the extent practical, selectively handle and sort the mined material returning the waste product to the mine as backfill for mined out areas. This is beneficial for mine safety as roof support in the mine and will also serve to minimize the amount of mine waste brough to the surface.

Property History

In the 1970s to early 1980s, extensive mineral exploration by drilling defined significant uranium resources on the two properties. Mine and mineral processing infrastructure was constructed by Bokum on the Juan Tafoya portion of the Project, including a 14-foot production shaft (completed to within 200 feet of the mine zone), a 5-foot ventilation shaft, and a partially built mill processing facility and tailings disposal cells. The surface facilities were dismantled and reclaimed in the early 2000s.

Marquez History

Kerr-McGee entered into a mineral lease agreement with the Williams family for the Marquez Property in the early 1970s. In 1973 exploration drilling began. In 1978, Kerr-McGee sold a 50% interest in the project to the Tennessee Valley Authority (TVA). At that time, the joint venture proposed mining the uranium deposit by conventional underground methods, with recovery at Kerr-McGee’s Ambrosia Lake mill facility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holder. In 2007, Strathmore Minerals Corporation acquired a mineral lease to the Marquez property. Strathmore was subsequently acquired by Energy Fuels who sold the Marquez property to enCore.

Juan Tafoya History

In 1969, mineral leases were acquired in the Juan Tafoya area by Devilliers Nuclear (“Devilliers”) and began exploratory drilling. In the early 1970s, Exxon acquired the rights to 25 small mineral leases, all within the boundary of the JTLC lease, and began exploratory drilling. In 1975, the JTLC lease was acquired from Devilliers by Bokum, which subsequently acquired the Exxon mineral leases also. In 1976, Bokum entered into a uranium purchase agreement with Long Island Lighting Company, a New York-based utility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holders. In 2006-07, Neutron Energy Inc. (“Neutron”) acquired the mineral leases. In 2012, Neutron was acquired by Uranium Resources Inc (now Westwater Resources Inc.) and in September 2020, enCore Energy announced the purchase of Westwater Resources’ US uranium assets, including the mineral leases to the Juan Tafoya properties. The purchase was completed on December 31, 2020. enCore has yet to explore on the property.

Regulatory Status

With the exception of an exploratory drilling permit received by Neutron from the State of New Mexico, and currently held by the Company, no other permits have been obtained for the Project. No mining or mineral processing has been completed on the property. A variety of Federal and State permits will be required prior to any mine and/or mineral processing developments.

Licenses

The project was previously granted both a Source Materials License from the US Nuclear Regulatory Commission (NRC). A new Source Materials License from the NRC for the uranium mill and possibly mined material screening and sorting will be required. New mining and other permits will be required from the State of New Mexico.

Surface Rights

The surface rights to the Marquez property are owned and managed by the State of New Mexico’s Game and Fish Department. The rights were acquired by the state upon transfer from the Williams family in 1967. The Williams retained the mineral rights. The conveyance includes a provision to allow for exploration and development of minerals beneath the land surface.

At the Juan Tafoya project the various mineral lease holders also own their surface rights. The lease provides for the use of the land to the extent necessary for mine development and production. Certain payments are necessary depending on if lands are removed from agricultural or grazing use for the extent of the mine and recovery production.

Permits

The Company only has one permit in effect at this time. By way of Neutron’s work on the Juan Tafoya lease, enCore holds a Subpart 4 Exploration Operation Permit (MK023ER-R4) issued by the State of New Mexico’s Energy, Minerals, and Natural Resources Department to conduct exploratory drilling on the Juan Tafoya property. The terms of the permit allow for drilling of 44 holes to depths of up to 2,500 feet. In 2015, the New Mexico Energy, Minerals and Natural Resources Department renewed Exploration Permit; Marquez Canyon Exploration Project, Permit No. MK023ER-R6. The Company has not yet undertaken any activities under the permit.

A right to mine permit is necessary, obtainable from the State of New Mexico Mining and Minerals Division of the Energy, Minerals and Natural Resources Department. A source materials license for the production and handling of radioactive materials is required from the U.S. Nuclear Regulatory Commission (NRC) if beneficiation, heap leaching, in-situ recovery, or milling occurs on site. This may also include mine material screening and sorting. If the mined material is transported off-site for mineral processing amendments to the existing facility source materials license may be required but a new source materials license would not.

State and Local Taxes

In the State of New Mexico, three types of taxes are imposed on the value of produced minerals, including Conservation, Mineral Severance, and Resources Excise taxes. The taxes are as follows:

Conservation Tax

Uranium production in New Mexico is subject to a Conservation Tax. The taxable value of uranium is 25% of the difference between the taxable value defined under Section 7-25-3 NMSA 1978 and royalties paid or due any Indian tribe, Indian pueblo, or Indian that is a ward of the United States. The tax rate is 0.19% of the taxable value of the product sold. (source: www.tax.newmexico.gov/2020/10/23/conservation-tax/).

Mineral Severance Tax

Uranium production in New Mexico is subject to a Mineral Severance Tax which is currently taxed at 3.5% of 50% of the taxable value of U3O8 produced. Currently the effective severance tax rate on uranium is 1.75% (Peach, et al., 2008).

Resources Excise Tax

The Resources Excise Tax was imposed in 1966 at a rate of 0.75% of the reasonable value of the severed or processed resource. There have been no significant changes since that time (Peach et al., 2008).

Table 22.1 – Life of Mine Cost Summary

Cost Center	Total Cost US$ (x1,000)*	Cost per Pound Recovered US$
OPEX Mine	$308,000	$26.62
OPEX Mill	$184,000	$15.90
Decommissioning and Reclamation	$13,000	$1.11
Taxes and Royalties	$53,000	$4.55
TOTAL CAPITAL (Life-Of-Mine)	$558,000	$15.90

*	rounded

Previous Mineral Resource Estimates

Historical mineral resource estimates for the Marquez and Juan Tafoya uranium deposits are available from several sources. These estimates were prepared by Kerr-McGee in 1977 and Strathmore in 2010 for the Marquez portion of the project, and Bokum in 1979 and Westwater (Carter, 2014) for Juan Tafoya. The 2010 historical mineral resource estimate for Marquez and the 2014 mineral resource estimate for Juan Tafoya are discussed on enCore’s web site. (https://www.enCoreenergycorp.com/projects/juan-tafoya-marquez/).

Although at the time of issuance these reports were completed under 43-101 guidance, under “Rules and Policies” of NI 43-101 Standards of Disclosure the mineral resource estimates must be reported as Historical Mineral Resource Estimates. A qualified person has not done sufficient work for enCore to classify the historical estimates as current mineral resource estimates. The Company does not treat these historical estimates as current mineral resource estimates, and the estimates should not be relied upon. The current mineral resource estimate for the Project is described in Section 14 of the report.

Within the Juan Tafoya mineral lease there is an additional area of mineralization defined by past drilling. This area is referred to as the Southeast Deposit (Carter, 2014). This area was not evaluated as part of the PEA as it is approximately 1 mile from the Marquez and Juan Tafoya mineralization and would require separate infrastructure, including a mine shaft, if the mineralization were exploited via conventional underground mining. Carter, 2014 estimated an inferred mineral resource of 687,500 tons containing 1,900,000 pounds of uranium at an average grade of 0.138 %eU3O8, at a cutoff of 0.08 %eU3O8 for the Southeast Deposit.

enCore considers these mineral resource estimates as historical estimates. A qualified person has not done sufficient work for enCore to classify the historical estimates as current mineral resource estimates. enCore does not treat these historical estimate as current mineral resource estimates, and the estimates should not be relied upon.

Geological Setting and Mineralization

The Project is located in the Grants Mineral Belt, on the Chaco Slope, which forms the southern flank of the San Juan Basin of northwestern New Mexico. The mineral belt extends for several miles from east of the town of Laguna westerly to the Gallup area, a length of over 100 miles, and is about 25 miles wide. The region includes the Laguna (includes Marquez-Juan Tafoya), Ambrosia Lake, Crownpoint, and Church Rock uranium districts. The property is located in the eastern part of the mineral belt, on strike with the main mining district of Ambrosia Lake about 25 miles to the west.

The host for known uranium mineralization at the project, present as coffinite and uraninite, is sandstone deposits within the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater consists of a fluvial sedimentary sequence deposited during a period of wet subtropical climate as the San Juan Basin subsided and filled with synorogenic deposits during a pre-Laramide orogenic event. The major source of the sandstones was from uplifted highlands to the south and southwest; sediments were laid down by coalescing alluvial fans and associated braided streams. The Westwater deposits dip gently 1-3° to the west. Mineralization at the project varies from 1,800 to 2,500 feet deep.

The Westwater sands hosting the uranium mineralization consist of a series of fluvial stacked, quartz-rich arkosic sandstones separated by clay and mudstone beds. The Westwater is 250-325 feet thick at the project, consisting of four main sand units. The mineralization formed by the down-gradient movement of groundwater solutions flowing through the arkosic-rich sediments and inter-formational and overlying tuffaceous (volcanic) materials. The uranium was precipitated where the action of pyrite-rich sediments and carbonaceous materials (humates) developed a reducing environment (oxidation-reduction contact). The mineralization is contained within mostly primary (trend-type) mineralized bodies previously deposited synorogentically. These trend-type deposits are similar in nature to those discovered and extensively mined in the Ambrosia Lake Uranium District 20 miles to the west. A lesser amount of the mineralization is possibly post-faulting or redistributed mineralization; perhaps amenable to in-situ recovery methods.

Mineralization

Mineralization in the Grants Mineral Belt

Uranium mineralization in the Grants Mineral Belt of New Mexico is sandstone-hosted as defined in the “World Distribution of Uranium Deposits (UDEPO) with Uranium Deposit Classification”, (IAEA, 2009). Regionally mineralization is termed primary or re-distributed based on the character and morphology of the mineralization. Re-distributed mineralization is typically roll front type. Primary deposits are typically tabular and range in size from small pods a few feet in width and length to bodies several tens of feet thick, several hundred feet wide and several thousand feet long. The deposits tend to occur in clusters and many form distinct trends that are parallel to the sedimentary trend (Fitch, 1980; Turner-Peterson, 1986; Sandford, 1992).

Uranium occurs mostly as coffinite and uraninite in tabular primary mineralization, and mostly as uraninite in C-shaped or roll fronts in the redistributed mineralization. Primary mineralization is generally associated with finely disseminated carbon and indistinct organic matter, known as humates. Humates are presumed to have formed from the breakdown and dissolving of vegetal matter and redeposition in the mineralized zones. The redistributed mineralization is typically primary mineralization that has been redissolved and moved farther down dip and redeposited in the form of C-shaped roll fronts. Mineralization occurs in stream channel bottoms and margins in straight channels and feeder channels, meanders, and overflow areas. Pyrite and jordisite (black, soft molybdenum mineral, MoS2) are frequently associated minerals in the arkosic sandstone host rock. The mineralization is found as coating on the sand grains and as filling in the interstices between grains. The interstices are also filled with very-fine kaolin and calcium carbonate. The humates and jordisite, when present, give the mineralized rocks their dark gray to black color.

Uranium Mineralization at the Project

The mineralized host within the project is primarily hosted in the lower two sand units, Sands C and D, of the Westwater Canyon member of the Jurassic Morrison Formation. Lessor mineralization is present in Sand B but was not well enough defined for inclusion in the current mineral resource estimate. The mineralization occurs mostly as tabular primary deposits (Livingston, 1980) with lesser amounts as roll fronts. Much of the mineralization is associated with disseminated carbon matter (humates), especially the tabular type of mineralization.

Exploration

enCore has not yet undertaken any activities under the Subpart 4 Exploration Operation Permit (MK023ER-R4) issued by the State of New Mexico’s Energy, Minerals, and Natural Resources Department to conduct exploratory drilling on the Juan Tafoya property.

enCore Energy has not performed any exploration activities or drilling on the Marquez-Juan Tafoya property; all the data used to define the mineralization is historical in nature (refer Sections 6 and 10).

Historically exploration activities included ground and aerial radiometric reconnaissance survey and geological mapping programs. Mineralization at the project is at depth and was discovered by drilling subsequent to the area being defined as prospective by the previous owners.

The PEA for the Marquez and Juan Tafoya project includes an underground conventional mine operation with on-site mineral processing. The underground mine operations would be concurrent with a mine life of approximately 15 years. This is the first time since the initial discoveries that these two adjacent areas of mineralization have been held by the same party.

The project, given the assumptions stated herein, would be profitable with a US$60 per pound selling price. In constant dollars the project is estimated to generate an IRR of 17% before taxes and has an NPV of approximately US$20.5 million at a 7% discount rate.

The technical risks related to the project are considered to be low as the mining and recovery methods are proven. The mining and mineral processing methods proposed have been employed successfully in the vicinity and regionally for deposits of a similar nature and setting.

The project was once permitted for similar operations but did not go forward due to falling uranium prices in the 1980’s. The project is located on private land and the mine and mill areas have been previously disturbed. The major permits required include a Source and Byproduct Materials License from the NRC and a mining permit from the state of New Mexico. Based on regional opposition to similar project in the region some level of opposition to the project should be expected. However, overall, the Fraser Institute Annual Survey of Mining Companies, 2020 ranks New Mexico as 10th out of 80 jurisdictions on their Policy Perception Index, which indicates a favorable perception by the mining industry towards New Mexico mining policies.

The Marquez-Juan Technical Report provides estimates of mineral resources at the Marquez-Juan Tafoya project. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. At a minimum declaration of mineral reserves would require a Preliminary Feasibility Study (“PFS”). However, to be considered a mineral resource, reasonable prospects for economic extraction must be demonstrated. For the purpose of the report, reasonable prospects for economic extraction are demonstrated by the positive outcome of the Preliminary Economic Assessment (PEA) therein.

Sample Preparation, Analyses and Security

The principal tool for determining uranium grades encountered by exploration and development drill holes is the gamma-ray log, a geophysical surveying technique that was, and remains the standard in-place assaying method utilized by the global uranium industry. Equivalent uranium grades (%eU3O8), which are radiometric assays, were and are calculated from gamma ray logs using grade determination methodologies that are standard in the uranium mining industry. Additional data include limited chemical assays of cored intervals of the uranium mineralization.

DOE supports the development, standardization, and maintenance of calibration facilities for environmental radiation sensors. Radiation standards at the facilities are primarily used to calibrate portable surface gamma-ray survey meters and borehole logging instruments used for uranium and other mineral exploration and remedial action measurements. This is an important quality control measure used by the geophysical logging equipment operators. The author has reviewed the geophysical logs and they have annotation of the calibration parameters necessary for the accurate conversion of gamma measurements recorded by the logging units to radiometric equivalent uranium grade. enCore owns all the original drill data for both the Juan Tafoya and Marquez project areas. This information includes geophysical logs, digital readouts of counts per second by ½ foot intervals, lithological logs, and downhole drift surveys.

The geophysical logs generally consist of recordings of natural gamma, self-potential, and resistivity. Self-potential and resistivity data are useful in defining bedding boundaries and for correlation of sandstone units and mineralized zones between drill holes.

Calibration facilities for natural gamma logging are located at DOE sites at Grand Junction Regional Airport in Grand Junction, Colorado; Grants, New Mexico; Casper, Wyoming; and George West, Texas (https://energy.gov/lm/services/calibration-facilities). These calibration facilities were first established by the US Atomic Energy commission (AEC) in the 1950’s to support the domestic uranium exploration and development programs of that era. The header information for the geophysical logs provides the calibration data and date of calibration.

Calibration procedures and standards for the geophysical logging equipment used in the determination of radiometric equivalent uranium grade has been consistent through the various drilling campaigns and has relied on calibration facilities maintain by the US government. It is standard practice for geophysical logging companies to rely on these calibration facilities. These models consist of a barren zone bored in concrete and a mineralized zone constructed of a homogenous concentration of uranium at a known grade followed by and underlying barren zone. There are different grade models to reflect the range on uranium concentrations typically found in the US. In addition, the models can be flooded to determine a water factor and there are models which are cased for the determination of a casing factor. Each of the models are approximately 9 feet deep consisting a 3-foot mineralized zone with 3-foot barren zones above and below. The facilities are secure. Logging unit operators logs the holes, provide the geophysical log data in counts per second (cps) to the facility which in turn processes the data and provides the company with standard calibration values including dead time, K Factor, and water and casing factors (Century, 1975).

Drilling Analyses

Radiometric equivalent U3O8 content was calculated from gamma logs using industry-standard methods developed by the Atomic Energy Commission (now the DOE: Department of Energy), using either manual or computer methods.

The AEC has published information on the calibration standards for geophysical logging and on gamma log interpretation methods (Dodd and Droullard, 1967). The standard manual log interpretation method was the half-amplitude method (Century, 1975). The AEC and its successor agency the Energy Research and Development Administration (ERDA) conducted workshops on gamma-ray logging techniques and interpretation as did private companies including Century Geophysical. The author attended the geophysical log interpretation workshop conducted by Century Geophysical and on November 19, 1976 received certification in geophysical log interpretation from Century after completing their short course. The author has continued to use these techniques where appropriate along with modern scanning and digitizing methods for the preservation and interpretation of geophysical logs.

Security

The original drill data is currently in the possession of enCore. Drill cutting samples and core samples were generally not preserved. In addition to the physical logs enCore has scanned and digitized logs for most of the data.

Data Verification

Most of the exploratory and development drilling on the project was conducted by either Kerr-McGee or Bokum. When the drilling programs were being conducted the project there was split ownership of the project between these former operators. Records indicate that on the Marquez property Kerr-McGee drilled at least 358 holes for 865,940 feet. On the Juan Tafoya property Bokum (with Devilliers and Exxon) drilled at least 568 holes for 1,023,200 feet.

Original geophysical and lithological logs are in possession of enCore. Electronic scans of the drill data for Marquez and original data for Juan Tafoya were provided by enCore. Geophysical logs for every drill hole used in the mineral resource estimate was inspected and interpreted. This included geological correlation and interpretations to separate the mineralized zones by horizon. The C and D horizons contained mineralization of sufficient thickness, grade and continuity for mineral resource estimation. Mineralization in other horizons and within the C and D horizon which was not of sufficient thickness and grade or was isolated from the principal areas of mineralization was excluded from the mineral resource estimate.

All drill logs used in the mineral resource estimation contained header information including K Factor, Dead Time, and Water Factor necessary for determination of radiometric equivalent uranium concentration.

For verification purposes, 46 of the 604 drill holes use in the mineral resource estimate were selected representing the range of mineralization observed. The Author re-calculated the mineralized intercepts using the manual log interpretation methods prescribed by the US AEC and others for each drill holes to verify the original log interpretation. Mineralization in the verification drill holes ranged from a high GT value of 4.27 to a low value of 0.15.

Verification by the Author confirmed that the drill hole database reasonably reflects the depth, thickness and radiometric equivalent uranium grade from the original geophysical logs. The only discrepancy noted was the omission of isolated mineralized intercepts of lower grade and thickness which were not included in the database, which the author concurs with.

Re-calculation by the Author of 46 drill holes shows the original interpretation of radiometric equivalent uranium grade is approximately 2% less the re-calculated values. Figure 12.1 is a comparison of the drill hole database values to those re-calculated by the Author using the standard half-amplitude log interpolation method.

Mineral Processing and Metallurgical Testing

In 1977 and 1978, comprehensive laboratory investigations of a 3-zone composite of the Marquez Canyon resource and a separate sample of core from a nearby resource identified as MAR-241-BC were conducted by Hazen Research, Inc., Golden, CO (“Hazen”), for Bokum. All tests were conducted with water from the Bokum shaft. This work was coordinated by A. H. Ross & Associates, Toronto, Ontario (“Ross”). A concurrent evaluation of the process design criteria established by the Hazen program was carried out by Ross, who prepared a flowsheet and an estimate of capital and operating costs that served adequately as the foundation for detailed engineering and plant design. During the 1970s, the combination of Hazen and Ross was considered the gold standard for uranium process development and led to the construction and commercialization of a large number of uranium mills.

In 1982, Kerr-McGee’s Technology Center conducted a fairly comprehensive laboratory leaching investigation (agitated and in-situ), and a separate analysis by Kerr-McGee Nuclear Corporation focused on the economic potential for in-situ leaching of the Marquez Canyon resource.

The first (1977) Hazen laboratory program concluded that the master composite and individual zone composites responded well to agitated 2-stage leaching with sulfuric acid at an elevated temperature and with either sodium chlorate or manganese dioxide as the oxidant. This work established near-optimum conditions, within the limitations of extrapolating laboratory data to commercial plant performance. For instance, the temperatures tested were 50°C and 80°C. Recommendations included a minus 28-mesh grind, 80 grams per liter of H2SO4, 10 lb/ton NaClO3, 50°C, and 12 hours retention time. These conditions yielded 98.0-98.2 percent uranium extraction with 87-114 lb/ton acid consumption for the master composite, but tests on individual zone composites resulted in respective uranium extractions and acid consumptions as follows: Blue, 88% and 65 lb/ton; Red, 98% and 92 lb/ton; and Green, 98% and 111 lb/ton. Residues from the composites assayed 0.0020-0.0022 % U3O8.

Hazen conducted a second study in 1978 using a small continuous SX “mini-plant” to simulate conditions expected in the planned commercial facility. The objectives were (1) to establish a procedure for controlling formation and accumulation of the stable emulsion, and (2) to confirm that a high-purity yellow cake could be produced. The only element that approached a specification limit at the time was molybdenum at 0.079% Mo and 0.087% Mo versus limits of 0.100% Mo for both Kerr-McGee and Allied Chemical. The author understands that the specifications imposed by current converters of yellow cake, Cameco and ConverDyn, are essentially the same or only slightly more stringent as those for Kerr-McGee and Allied Chemical.

The study by Robertson and Shaw for Kerr-McGee applied some sophisticated analytical techniques to the hydrocarbon constituent observed by Hazen and revealed a possible cause of the refractory response of the uranium in the Marquez samples to standard agitated acid leaching conditions. The preliminary conclusion was that the organic carbon responsible for the problem is “younger”, i.e., higher in volatile content, than the organic material that usually accompanies tractable uranium mineralization. Actually, there may be several issues at play, since the uranium in the leach residues could have been coffinite, U(SiO4)1-x(OH)4x, which is sometimes refractory in its own right.

Mineral Resources

Some 926 drill holes totaling approximately 1.9 million feet drilled were completed by past operators. enCore has not completed any drilling on the project. For the report, 604 drill holes, completed in the area of interest were used. These drill hole locations are shown on Figure 10.1, Drill Hole Map.

From the total 604 drill holes, 192 and 337 mineralized incepts were used for the mineral resource estimates, for the “C” and “D” sands, respectively.

The principal tool for determining uranium grades encountered by exploration and development drill holes is the gamma-ray log, a geophysical surveying technique that was, and remains the standard in-place assaying method utilized by the global uranium industry. Equivalent uranium grades (%eU3O8), which are radiometric assays, were and are calculated from gamma ray logs using grade determination methodologies that are standard in the uranium mining industry.

Each drill hole used in making the mineral resource estimate was correlated and re-interpreted by the author. Conversion of downhole CPS measurements to equivalent uranium content, eU3O8, was verified by the author and is discussed in Section 12 of the report.

As discussed in Section 11 of the report, a positive disequilibrium factor is stated in historic reports (Alief, 2010 and Carter, 2014) which if applied would increase the estimated average grade and contained pounds. Although some of the chemical data cited in previous reports are available, original laboratory certificates were generally not available. In addition, the core holes were generally completed in areas on strong mineralization and thus may not be representative of the deposit in total. For these reasons, the author elected to assume that the mineralization was in radiometric equilibrium, and no positive factor was applied. A disequilibrium factor (DEF) of 1.0 was utilized for the mineral resource estimate as a conservative measure.

Mineral resources were estimated only for those area which contained sufficient thickness, grade and continuity of mineralization to support extraction by underground mining methods. Within these areas drill spacing was on approximate 100 foot centers with some additional closer spaced offset drilling. Mineralization that is well defined by drilling on the C horizon covers an area of approximately 2,500 feet along trend and 200 to 400 feet across trend. The D horizon has an approximate trend length of 4,000 feet and is 200 to 800 feet across trend. Given the dimensions of the mineralized area, the mineralized areas are well defined by multiple data points. Although the drill data has been verified by the author, it is of a historical nature and thus the author recommends that none of the mineralization be considered as measured mineral resource. Based on the continuity of the mineralization and drill spacing relative to the dimensions of mineralized area the author concludes the data support a classification of the mineral resource as indicated.

A minimum mining thickness of 6 feet was used. A bulk density factor of 15 ft3 /ton was used in the calculations. The mineral resources are reported at a 0.60 GT cutoff (refer to Table 1.1).

Table 1.1 Indicated Mineral Resource

Indicated Mineral Resource
Minimum 0.60 GT	TONS	%eU3O8	Pounds
ROUNDED TOTAL (x 1,000)	7,100	0.127	18,100

Mineral resources were calculated using the Grade times Thickness (GT) Contour method in accordance with CIM guidance (CIM, 2013). For the PEA a slightly higher GT cutoff was applied to allow for a profit margin.

Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. At a minimum declaration of mineral reserves would require a PFS. However, to be considered a mineral resource, reasonable prospects for economic extraction must be demonstrated. Reasonable prospects for economic extraction are demonstrated by the positive outcome of the Preliminary Economic Assessment (PEA) herein.

Key Assumptions and Parameters

The PEA estimates the cost of mining and mineral processing to be $92 per ton. A sales price of $60 per pound has been used as the base case as discussed in Section 19. For these parameters, the breakeven grade would be approximately 0.078 %eU3O8 or a GT, at a 6 foot thickness of approximately 0.50. Mineral resources are reported at a slightly higher GT cutoff of 0.60 to meet reasonable prospects for economic extraction. In addition, areas where the mineralization appeared to be isolated and/or drilling was limited which were estimated to contain less than 20,000 lbs eU3O8 were excluded from the reported estimated mineral resource due to economic considerations. The PEA was based on a cutoff of 0.80 to allow for a reasonable profit margin.

A bulk density of 15 cubic feet per ton was used in the estimation of mineral resources. A DEF of 1 was used in the estimation of mineral resources.

Contemplated Activities

A detailed closure plan will be developed for the Project. The closure plan will be developed using the guidelines noted in the technical report. enCore will be required to post a reclamation performance bond with the State of New Mexico prior to approval of the Permit to Mine. The New Mexico Mining and Minerals Division (MMD) regulations allow for phased bonding, and enCore intends to prepare those cost estimates in phases of site development.

Recommendations

The project is sensitive to mining factors including resource recovery, dilution, and grade, and the sizing and sorting of mine materials and mineral processing and recovery. The project is also subject to scrutiny with respect to environmental considerations. Detailed recommendations are provided in Section 26 of the report and are summarized by mineral tenor, mine and mineral resource, mineral processing, environmental and additional studies. See Table 1.2 – Summary of Recommendations.

Table 1.2 – Summary of Recommendations

Mineral Tenor and Leases	$50,000

Mine and Mineral Resources	$1,500,000

Mineral Processing	$500,000

Environmental	$500,000

Southeast Deposit	$50,000

Update Mineral Resources and PEA	$100,000

GRAND TOTAL	$2,700,000

Most of the recommended costs are one time expenditures. Maintaining environmental baselines studies as current and public outreach will have ongoing annual costs.

Crownpoint and Hosta Butte Project

The following summary of the Crownpoint and Hosta Butte Uranium Project is extracted from the technical report, titled, “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated February 25, 2022, with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. (the “Crownpoint and Hosta Butte Uranium Technical Report”), and modified to conform to this AIF. This summary is qualified in its entirety by reference to the full Crownpoint and Hosta Butte Uranium Technical Report which is incorporated into this AIF by reference.

Property Description and Location

The Crownpoint and Hosta Butte Uranium Project is located in the Grants Uranium Region. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province.

The Crownpoint and Hosta Butte Uranium Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West, comprising approximately 3,020 acres.

The Crownpoint and Hosta Butte Uranium Project is accessed from the south by Highway 371 and from the north by Highway 57 at Crownpoint, New Mexico. Highway 9 goes west from Crownpoint, just to the north of the project area. Paved secondary roads provide access to the NuFuels, Inc. (“NuFuels”) facility on Section 24. From the NuFuels facility the Hosta Butte portion of the Project is accessible via a county gravel road which turns to the south approximately 2 miles west of Crownpoint. The road continues east becoming a private dirt road then turns to the north in Section 11 and continues to the project area.

The largest nearby population center is Albuquerque, New Mexico, with an approximate population of 565,000 residents. Albuquerque is located approximately 100 miles to the east on Highway 40 and provides a transportation and supply hub for the area. Grants, New Mexico is approximately 50 miles east of the Project and Gallup, New Mexico lies approximately 50 miles to the west. The Project is approximately 10 miles from the Navajo Reservation and is situated on the west and southwest of the small town of Crownpoint.

Tigris Uranium US Corp. (“Tigris”) owns the mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project.

Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge and to the southwest of the small town of Crownpoint, New Mexico.

Chain of Title

The NZ Land Company (“NZ”) was formed in 1908 and took deed and management of the land grants. NZ Uranium LLC (“NZU”) was spun off to manage the lands within the known uranium trend of New Mexico and Arizona in 2002. Tigris optioned the Project in May 2010 and exercised the option in May, 2011. Tigris acquired a 60% Interest in the Section 24 Crownpoint Property and 100% of the Hosta Butte Property, the Crownpoint Properties located in Section 19 and 29. The remaining 40% interest in the Crownpoint Section 24 property is held by NuFuels. The property is not subject to any liens or other encumbrances.

The author has reviewed the pertinent Quitclaim, Warranty, and Royalty deeds related to the transfer of title from NZU to Tigris. It is the author’s opinion that the current title is secure and would allow development of the mineral estate with the Project subject to required permitting and licensing.

Property History

The Grants Uranium Region has been the most prolific producer of uranium in the United States (McLemore and Chenoweth, 1991). With production as early as 1948, over 347 million lbs. of U3O8 have been produced from the region. The majority of which was produced during the years 1953 through 1990.

No current preliminary economic assessment of the Crownpoint and Hosta Butte Uranium Project and/or feasibility study has been completed for the Crownpoint and Hosta Butte Uranium Project. The purpose of this report is to define the in-place mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

The Crownpoint area of the Project is wholly within NuFuels, Inc.’s (a wholly owned subsidiary of Laramide Resources LTD) Source Materials License SUA-1580 for the in-situ recovery (ISR) of uranium which was issued by the US Nuclear Regulatory Commission (NRC) (http://www.nrc.gov/infofinder/materials/uranium). Water rights have been approved by the New Mexico State Engineer for a portion of the Crownpoint area. Other Permits will be required to operate the at the Crownpoint area.

There have been no permits or licenses issued for the Hosta Butte property.

Geological Setting and Mineralization

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources, the authors subdivided the Westwater Canyon into four vertically and laterally distinct sand units/zones.

In the Crownpoint area, mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average GT of all intercepts was 0.77 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more with trend width typically in the range of 100 to 300 feet.

Structure

The sedimentary rocks of the San Juan Basin form a gently dipping monocline in the Grants-Gallup area known as the Chaco Slope (Brister and Hoffman, 2002). The beds generally dip to the north with localized variations due to undulations and minor deformation. The beds in the project area are gently dipping to the north. Stratigraphic correlations of drill logs, by the authors, show the dip at both the Crownpoint and Hosta Butte areas to be about 3 degrees to the north northeast. There is a mapped fault in the extreme southeast portion of Section 3, T16N, R13W which displaces mineralization in the Hosta Butte area. No significant faulting was observed based on stratigraphic correlations in the Crownpoint area of the Project.

Mineralization

The mineral deposits at Crownpoint and Hosta Butte are roll-front deposits in which uranium mineralization is concentrated at the boundary of oxidized and reduced sandstone units (i.e. redox front) within the host formation. Figure 8.2 shows the known and/or projected location of the redox fronts in the general project area. The Crownpoint and Hosta Butte areas occur along sub-parallel redox fronts within the Westwater Canyon and are separated by 2 to 3 miles in which the Westwater Canyon is characteristically oxidized and absent mineralization. Mineralization is locally controlled by stratigraphic variations in the individual zones affecting permeability and consequent ground water flow and geochemical conditions relating to the presence or absence of reluctant.

Mineral Resource Summary

The mineral resource calculations presented herein have been completed in accordance with CIM standards and NI 43-101. Based on the drilling density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, the mineral resource estimate herein meets CIM standards as an Indicated Mineral Resource. This tabulation shows the total Indicated Mineral Resource and the portion thereof controlled by enCore, i.e., 100% of Hosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. The quantity of Indicated Mineral Resource at a 0.02% eU3O8 grade cutoff and 0.1, 0.25, and 0.5 ft% GT cutoffs is provided in Table 14.3 to illustrate the effect of varying cutoffs. The Indicated Mineral Resource estimate at a 0.02% eU3O8 grade cutoff and variable GT cutoffs, 0.1, 0.25, and 0.5 ft% GT, is provided in Table 14.3, to illustrate the sensitivity of GT cutoff on the estimate. Although each GT cutoff scenario has reasonable prospects for eventual economic extraction the 0.25 ft% GT cutoff for the Indicated Mineral Resource is recommended by the authors, based upon typical US ISR industry practices. Estimated Indicted Mineral Resources at a 0.02% eU3O8 grade cutoff and 0.25 ft% GT are summarized in Table 14.1. A discussion of individual resource areas follows. For the summary, only the preferred cutoff criteria is shown.

Table 14.1 - Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25 ft%		Total Indicated Resource	encore Controlled
Crownpoint	Pounds eU3O8	19,565,000	16,223,000
	Tons	9,027,000	7,321,000
	Avg. Grade % eU3O8	0.108	0.111
Hosta Butte	Pounds eU3O8	9,479,000	9,479,000
	Tons	3,637,000	3,637,000
	Avg. Grade % eU3O8	0.130	0.130
Total Indicated Mineral Resource	Pounds eU3O8	29,044,000	25,702,000
	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02% eU3O8.

Deposit Types

Mineral deposits within the project area have been described in the literature as re-distributed uranium mineralization, secondary, and roll-type uranium mineralization. (McLemore, 2010). Mineralization is discordant, asymmetrical, and irregularly shaped and is typically elongated parallel to depositional features. Varying rates of ground water flow controlled by sedimentary facies changes in each stratigraphic zone in the Westwater Canyon produced staked mineralized zones near one another, but not necessarily vertically above or below one another (Peterson, 1980). Mineralization may be found as irregular pods or as the classic c-shaped roll-fronts as depicted in the following figure.

Referring to Figure 8.1 (McLemore and Chenoweth, 1991), oxidation and reduction zones are shown for the project area in general and the Crownpoint and Hosta Butte areas specifically. In the intervening area between the Crownpoint and Hosta Butte mineralization the host formation is oxidized. The Crownpoint and Hosta Butte mineralization occurs along separate redox fronts which are sub-parallel to one another and trending generally from southeast to northwest.

Exploration

No relevant exploration work has been conducted on the property in recent years. Previous exploration drilling is described in Section 10 of the Crownpoint and Hosta Butte Technical Report. In the Project area uranium mineralization is at depths more than 1,500 feet from the surface. The deposition of mineralization is stratigraphically and geochemically controlled. These depositional characteristics are not easily discoverable at depth by other exploration techniques other than drilling.

Drilling

Drilling within the Crownpoint area focused on portions of three sections 19 and 29, T17N, R12W and Section 24 T17N, R13W. Within the Crownpoint area 482 rotary drill holes and 37 core holes were completed. Drilling within the Hosta Butte area also included three sections, 3, 9, and 11, T16N, R13W. However, the drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11, T16N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

Data available for the preparation of this report included historic data developed by previous owners of the property, predominantly Conoco Minerals Corp. This data was verified by the author, as described in Section 12 of this report, and is considered reliable for the purposes of estimating mineral resources.

All drill holes were logged with downhole geophysical logging equipment for natural gamma, resistivity, and spontaneous self-potential (SP). Select intervals in the core holes were selected for chemical assay. Sample handling and analytical procedures employed for core samples are described in Section 11 of the report. Portions of the cores have been preserved and have been donated to the Core Research Center (“CRC”) of the United States Geological Survey (“USGS”) located at the Denver Federal Center, Denver, Colorado. Select cores were examined by the author in preparation of this report, as discussed in Section 12 of the report.

All drilling was vertical. The formation is relatively flat lying (refer to Section 7) dipping at about 3 degrees to the north northeast. Downhole drift surveys were completed on most of the drill holes and were reviewed by the authors. Generally, the drill holes tended to drift slightly to the south southwest and perpendicular to the regional dip. The maximum downhole drift observed in review of the drill data was approximately 30 feet in holes completed to approximately 2,500 feet. True depth corrections were made in the drill hole data bases for the project areas. The depth correction was on the order of 10 feet for a 2,000-foot drill hole. Given that the drilling was vertical or near vertical and with a formational dip of 3 degrees or less the thickness of mineralization as measured from the geophysical logs is below 1 percent less the true thickness and was not corrected for while estimating mineral resources.

Crownpoint Area

The Crownpoint data set is composed of a total of 482 drill holes of which 93 are barren and the remaining 389 drill holes contain mineralization above the minimum cutoff. Within the 389 mineralized drill holes, 873 individual intercepts were present. Drill hole spacing within the areas of mineral resource were a nominal average of 150 feet. The historic database, used as the primary data source, consists of eU3O8 radiometric data by half foot increments which was originally developed by Conoco and has been verified by the authors. The dataset was screened for the mineral resource estimation. Mineralized intercepts were diluted to a minimum thickness of 2 feet. Following dilution only those intercepts having minimum grade of 0.02 % eU3O8 and a minimum GT of 0.10 ft% were used in the estimation. A summary of mineralization reflected in the drill holes follows.

Mineralization Thickness and Grade

Crownpoint mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average GT of all intercepts was 0.77 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. However, individual half foot grades did exceed 2% eU3O8. Individual mineralized trends may persist for several thousand feet along trend with a width typically in the range from 100 up to 400 feet.

Hosta Butte Area

The Hosta Butte data set is composed of a total of 135 drill holes. Of those 135 drill holes 42 were barren and 93 of the drill holes contained mineralization meeting cutoff criteria as described for the Crownpoint area. Within the 93 mineralized drill holes, 155 individual intercepts were present. Drill hole spacing within the areas of mineral resource were a nominal average of 250 feet.

Mineralization Thickness and Grade

Hosta Butte mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. However, individual half foot grades did exceed 2 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more along the trend having a width typically in the range of 100 to 300 feet.

Additional Areas of Mineralization – Hosta Butte Sections 9 and 11, T16N, R13W

Drilling on Sections 9 and 11 demonstrate the presence of uranium mineralization, but these areas are not yet adequately defined to support a CIM compliant mineral resource estimate. However, drill data from these sections do demonstrate that the host formation, the Westwater Canyon member of the Morrison Formation, is present and gamma anomalies are present in both sections.

Sample Preparation, Analyses and Security

The majority of the sample data available for the evaluation of resources for the Project is the historic geophysical log data. The original geophysical logs have been preserved and were reviewed by the authors.

With respect to historic core handling procedures, written procedures for core handling and sample analysis were available along with the original core data records and assay sheets. The cores were split through the zones of interest determined by the geophysical logs and scanning of the cores with a scintillometer. All the samples were assayed using either a Beta Gamma Scaler or an X-ray fluorescence spectrometer at the mine site. Quality control of the on-site assay equipment was provided through an independent laboratory, Hazen Research, which completed fluorometric analysis of select samples including many of the higher grade samples. Original assay sheets were available for 32 of the 35 cores holes.

The cores were donated to the USGS Core Research Center (CRC) located at the Denver Federal Center in Lakewood, Colorado. The author, Beahm, visited the CRC on May 7, 2012 and reviewed the cores and selected 20 samples from core holes geographically distributed within the Project. The selected samples were sealed in plastic sample bags and labeled by hole, depth, and original sample number. A record of this information was also created. On the same day the samples taken the author were shipped by Federal Express to Intermountain Labs (IML) in Sheridan, Wyoming for assay. IML confirmed delivery with a chain of custody by noon the following day. IML is a certified laboratory. Results of the confirmatory assays are provided in Section 12.

In addition to being able to examine the cores at the CRC, the author was able to observe how the cores were preserved. Each half foot of core was sealed in plastic. The bags were labeled for each sample with hole number and depth and stored in core boxes each containing approximately 10 feet of core. The core boxes were also labeled as to hole number and depth. Lost core intervals were marked with wooden blocks which recorded the lost interval. In many of the mineralized zones the bulk of the core was consumed by metallurgical testing. For these portions of the core, approximately 100 grams of prepared sample was preserved in a re-sealable envelope. The envelopes were labeled with hole number and sample number. All sample numbers were unique.

Note that the availability of cores at the CRC can be searched on their website (https://www.usgs.gov/coreresearch-center). When doing this the core intervals which contained the mineralized zones are not listed. Special permission is needed to examine the cores in their “Hot Room” and access to this portion of the cores required knowledge of the specific zones of interest and the respective hole and core box number.

In the authors’ opinion, the sample preparation, security, and analytical procedures are reliable and adequate.

The author has reviewed the historic procedures followed by the previous operator of the project, Conoco Minerals, including procedures for rotary and core drilling, geophysical logging and log interpretation, sampling, and assays. In addition, the author has reviewed and verified the work product that was developed for the project including the original geophysical and lithologic logs, sampling records, and original core assay records. It is the author’s opinion that the procedures, practices, and analytical equipment utilized and/or employed on the Project were consistent with the general industry standards and practices at that time. The author further concludes that the data utilized in this report is accurate and reliable for the purposes of this report.

Mineral Processing and Metallurgical Testing

The author has reviewed the historical metallurgical testing and the location of the core holes in the Crownpoint portion of the project and can conclude that the core holes were located such as to reflect the geographical distribution of the mineralization and adequately represent the deposit.

The metallurgical testing of Crownpoint was performed by Hazen Research of Golden Colorado. In the author’s opinion, Hazen Research is a reputable firm who was then and is still recognized as one of the premier metallurgical research and testing facilities in the US. Leaching was tested under a variety of conditions primarily with sulfuric acid as the leaching agent. Residual or non-soluble uranium in the test sample assays for 16 separate tests ranged from 0.0007 to 0.024 % U3O8 resulting in recoveries ranging from as high as 99.6 % to a low of 87.6%. The testing concluded that the mineralized material is very amenable to acid leaching and estimated that recoveries would exceed 96%. The reports did not identify any deleterious elements or constituents that could have a material effect on the economic extraction of uranium by acid leaching. Sulfuric acid consumption was relatively low at approximately 65 pounds per ton.

All data with respect to metallurgical testing is of a historic nature and/or may be implied by results from adjacent properties and cannot be directly verified by the author. However, the author is familiar with the testing procedures followed and with the independent facilities that completed the testing. As such, the author concludes that the data is reliable for the purposes of this report.

Metallurgical test results are only available for the Crownpoint portion of the Project. The author is not aware of metallurgical test results for the Hosta Butte portion of the Project.

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. The purpose of this report is to define the in-place mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

Mineral Resources

Indicated Mineral Resources

The mineral resource estimates presented herein have been completed in accordance with CIM standards and NI 43-101. The mineral resource estimation meets CIM standards as an Indicated Mineral Resource based on the drill density, the apparent continuity of the mineralization along trends, the geologic correlation, and the modeling of the deposit and reasonable prospects for eventual economic extraction, as discussed in Section 14.

A summary of total Indicated Mineral Resource is provided in Table 14.1.

Table 14.1 - Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25 ft%		Total Indicated Resource	encore Controlled
Crownpoint	Pounds eU3O8	19,565,000	16,223,000
	Tons	9,027,000	7,321,000
	Avg. Grade % eU3O8	0.108	0.111
Hosta Butte	Pounds eU3O8	9,479,000	9,479,000
	Tons	3,637,000	3,637,000
	Avg. Grade % eU3O8	0.130	0.130
Total Indicated Mineral Resource	Pounds eU3O8	29,044,000	25,702,000
	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02% eU3O8.

This tabulation shows the total Indicated Mineral Resource and the portion thereof controlled by Tigris, i.e., 100% of Hosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. A discussion of individual resource areas follows in Section 14. For the summary, only the estimate for the recommended cutoff criteria is provided.

Inferred Mineral Resources

In addition to the above Indicated Mineral Resource, Inferred Mineral Resources may be projected, primarily as extensions of the Indicated Mineral Resource, along the geologic trends of the mineralization. By CIM standards, Inferred Mineral Resources are the part of a Mineral Resource for which quantity and grade, or quality can be calculated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. Based on the drill density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, the following Mineral Resource calculation meets CIM standards as an Inferred Mineral Resource. The quantity of Inferred Mineral Resource is projected at a 0.02% eU3O8 grade cutoff and estimated at 0.1, 0.25, and 0.5 ft% GT cutoffs using the sensitivity analyses of the indicated portions of the resource. A summary of total Inferred Mineral Resource for the preferred scenario is provided in Table 14.2.

Table 14.2 - Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25 ft%		Total Inferred Resource	encore Controlled
Crownpoint	Pounds eU3O8	1,445,000	1,388,000
	Tons	708,000	676,000
	Avg. Grade % eU3O8	0.102	0.103
Hosta Butte	Pounds eU3O8	4,482,000	4,482,000
	Tons	1,712,000	1,712,000
	Avg. Grade % eU3O8	0.131	0.131
Total Inferred Mineral Resource	Pounds eU3O8	5,927,000	5,870,000
	Tons	2,420,000	2,388,000
	Avg. Grade % eU3O8	0.122	0.121

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02% eU3O8.

This tabulation shows the total Inferred Mineral Resource and the portion thereof controlled by enCore, i.e., 100% of Hosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. A discussion of individual resource areas follows. The Inferred Mineral Resource tabulation was completed at a grade cutoff of .02 % eU3O8 and a GT cutoff of 0.25 ft%. The authors expect that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with additional drilling.

Resource Estimation Methods

Geological Model

Geologic interpretation of the mineralized host sands was used, along with the intercepts that met the minimum cutoff grade and thickness, to develop a geologic framework or model within which to quantify the mineral resources at the Project. Each intercept was evaluated based on its geophysical log expression and location relative to adjacent intercepts. Whenever possible, geophysical logs were used to correlate and project intercepts between drill holes. The mineralized envelope was created by using the top and bottom of each intercept that was within the geologic host sands. The intercepts that were used to make this envelope were then used in the resource model via inverse distance squared GT contour method.

Drill spacing within the Project is not uniform. Drill spacing in the Crownpoint Area was completed roughly on 200-foot centers with the nominal average spacing between drill holes in the resource areas at approximately 150 feet. Drill spacing at Hosta Butte area varies from roughly 200-foot centers to over 400- foot centers, with the nominal average drill spacing within the mineral resource areas at approximately 250 feet. Drilling depths at Crownpoint are typically in the range of 2,000 feet. Drilling depths at Hosta Butte is deeper at approximately 2,400 feet on average.

The current geologic and resource model reflects 4 major sand zones over the stratigraphic thickness of approximately 360 feet of the Westwater Canyon. The Westwater Canyon is roughly divided by the CP shale with the B zone immediately above the shale and the C zone immediately below the shale. The A and D zones are the upper and lower most sands of the Westwater Canyon, respectively. Within the Crownpoint Area all four zones are mineralized with the B and D zones being the most prolific and the A zone being the weakest. At Hosta Butte there was not sufficient mineralization in the A zone to support a mineral resource calculation. The D zone was the most strongly mineralized followed by the C and B zones.

Once the data was separated by zone an initial radius influence of 100 feet was applied to each drill hole to establish an initial geologic limit to the projection of mineralization. Refinement of the geologic limit and projection of mineralization along trend was then based on specific correlation and interpretation of geophysical logs on a hole-by-hole basis. The 100-foot radius was determined by correlating geophysical logs across or perpendicular to the observed mineralized trend. Mineralization is clearly anisotropic and can be projected greater distances along trend. For the classification of Indicated Mineral Resource the projection of mineralization along trend was limited to 300 feet. For Inferred Mineral Resources the maximum projection along trend was double to 600 feet.

GT Contour Method

The Indicated Mineral Resource model was completed using the inverse distance squared GT (Grade x Thickness) Contour Modeling Method for each of individual mineralized zones of the deposit. The Contour Modeling Method, also known as the Grade x Thickness (GT) method, is a well-established approach for estimating uranium resources and has been in use since the 1950’s in the US. The technique is most useful in estimating tonnage and average grade of relatively planar bodies where lateral extent of the mineralized body is much greater than its thickness, as was observed with the data at Crownpoint and Hosta Butte.

For tabular and roll front style deposits the GT method provides a clear illustration of the distribution of the thickness and average grade of uranium mineralization. The GT method is particularly applicable to the Crownpoint and Hosta Butte deposits as it can be effective in reducing the undue influence of high-grade or thick intersections as well as the effects of widely spaced, irregularly spaced, or clustered drill holes. This method also makes it possible for the geologist to fit the contour pattern to the geologic interpretation of the deposit.

For each zone within the Crownpoint and Hosta Butte areas of the project, limits of mineralization were determined by interpretation of the drill data. Within these limits the GT and T (Grade x Thickness and Thickness) were contoured. Although an automated contouring program was used to produce the model surface itself, 3-dimensional (3D) limits were established where appropriate to constrain the model. For example, drill holes with GT values several times the average were limited in their influence by manually constructing a set of breaklines in the model. The volume of the 3D model is then calculated using CAD program software. To that volume, a bulk unit weight of 15 cubic feet per ton is applied to calculate the pounds of eU3O8. Similarly, the tons are of mineralization are calculated using the same methodology for constructing a 3D model of mineral Thickness (T) within the same area. Grade is then calculated by dividing GT model eU3O8 pounds by T model calculated mineralized tons.

The GT contour method is used as common practice for Mineral Reserve and Mineral Resource modelling for similar sandstone-hosted uranium projects (“Estimation of Mineral Resources and Mineral Reserves”, adopted by CIM November 23, 2003, p 51.). It is the opinion of the author that the GT contour method, when properly constrained by geologic interpretation, provides an accurate estimation of contained pounds of uranium.

The electronic drill hole database consists of:

●	Crownpoint Area

o	482 drill holes in total of which 93 did not meet minimum cutoff criteria.

●	Hosta Butte Area

o	135 drill holes in total of which 42 did not meet minimum cutoff criteria.

The uranium quantities and grades are reported as equivalent U3O8 (eU3O8), as measured by downhole gamma logging. The industry standard protocol for reporting uranium in sandstone hosted deposits in the US has been validated for the Project as discussed in Section 12 of the report.

The current drill hole database consists of:

●	Crownpoint Area

o	482 drill holes in total of which 93 did not meet minimum cutoff criteria.

●	Hosta Butte Area

o	135 drill holes in total of which 42 did not meet minimum cutoff criteria.

The uranium quantities and grades are reported as equivalent U3O8 (eU3O8), as measured by downhole gamma logging. The industry standard protocol for reporting uranium in sandstone hosted deposits in the US has been validated for the Project as discussed in Section 12

Conclusions

Available data used in this report has been verified and in the opinion of the author is reliable for the purposes of estimating mineral resources for the Project. This data supports the mineral resource estimation and categorization for the Project including an Indicated Mineral Resource of 12.664 million tons of material containing 29.044 million pounds of uranium at an average grade of 0.115 % eU3O8 at the 0.25 ft% GT Cutoff, of which, the portion of the mineral resources controlled by enCore is approximately, 25.702 million pounds of U3O8 at an average grade of 0.117% e U3O8 Indicated Mineral Resource. At a 0.1 ft% GT cutoff an Inferred Mineral Resource quantity of at 3.011 million tons of material containing 6.438 million pounds of uranium at an average grade of 0.107 % eU3O8 is estimated.

The portion of the Project with defined Indicated Mineral Resources would support a preliminary economic assessment or preliminary feasibility study (PFS).

The Crownpoint and Hosta Butte Uranium Project, including the Crownpoint and Hosta Butte areas, is considered by the author to represent a significant uranium resource and further work to progress the project towards mine development is warranted. Current and future long-term prices for uranium are expected to rise as a result of supply/demand changes being observed in the uranium markets, (UxC, LLC, 2021).

The technical risks related to the project are low as the mining and recovery methods are proven. In the opinion of the author, the Project could be developed as either ISR or conventional underground-mine operation as the economic cutoff criteria for ISR at shallow depths, under 500 feet, similar to those for conventional underground mines and the Crownpoint property contains existing underground infrastructure. It is the opinion of the authors that the ISR method will be more straightforward to permit and offers a lower cost of production than a conventional underground. Thus, ISR is the preferred scenario.

Portions of the project are within NuFuels’ ISR area, licensed by the NRC, however, an aquifer exemption, as well as other permits, described in Section 4 would be required before the facility could be operated. The environmental data, analysis, and environmental impact assessment completed by NuFuels would be helpful in permitting and licensing of the Project. The NuFuels licensing effort and incumbent litigation which support the licensing sets a positive precedent for uranium mine development in the region.

The authors are not aware of any other specific risks or uncertainties that might significantly affect the mineral resource estimates. The authors are aware of the lengthy permitting and licensing timelines that have affected the NewFuels Crownpoint property, and any risks to the enCore property are acknowledged by the authors. However, the impact or mitigating efforts cannot be quantified at this time. Any estimation or reference to costs and uranium prices within the context of this report over the potential life of mine are by its nature forward-looking and subject to various risks and uncertainties. No forward-looking statement can be guaranteed, and actual future results may vary materially.

Contemplated Activities

To the authors’ knowledge, no relevant exploration work has been conducted on the property in recent years. Previous exploration drilling is described in Section 10: Drilling, of the report. In the Project area uranium mineralization is at depths more than 1,500 feet from the surface. The deposition of mineralization is stratigraphically and geochemically controlled. These depositional characteristics are not easily discoverable at depth by other exploration techniques other than drilling.

Recommendations

The following recommendations relate to potential improvement and/or advancement of the Crownpoint and Hosta Butte Uranium Project and fall within two categories; recommendations to potentially enhance the resource base and recommendation to advance the Crownpoint and Hosta Butte Uranium Project towards development, which may be conducted contemporaneously.

Recommended Program to Increase Resource Base:

Crownpoint

Mineralization within the Crownpoint portion of the Project is well defined by drilling. With drilling spacing within the Indicated Mineral Resource around 150 feet on average. For this and other considerations discussed in this report over 90% of the mineral resources are classified as Indicated Mineral Resources. Further, in some areas additional drilling could be recommended to possibly enhance the resource base, however, current surface conditions limit access for drilling.

Hosta Butte

For the Hosta Butte portion of the Project, drilling is sparser and as a result the mineral resources are classified as approximately 70% Indicated and 30% Inferred Mineral Resources. Referring to the GT Contour Figures 14.10, 14.12, and 14.16 for Hosta Butte, targeted drilling in the areas where Inferred Mineral Resources have been projected along the mineralized trend could enhance the resources base by elevating the resource category. In addition, specifically regarding the B Zone, in the southwest portion of Section 3, T16N, R13W, drilling is sparse at around 400 feet spacing or greater, which is greater than the width of the B Zone trend. Drilling in this area has the potential of expanding the resource along some 1,500 to 2,000 feet in this area. In addition, a minimum of two core holes are recommended to be completed in Section 3. With one targeting the B Zone and the other the D zone. In addition to evaluating radiometric equilibrium conditions, the cores should be tested for general engineering properties including dry density and compressive strength, porosity, permeability, and for amenability to acid and alkaline leaching.

It is anticipated that drilling will be on the order of $11,000 to $12,000 USD per rotary drill hole at Hosta Butte including drilling and geophysical logging costs and site supervision. Depending on the core interval lengths, core drilling would add $2,000 to $3,000 USD per hole. General sample testing, assays, engineering, and metallurgical studies would cost a minimum of $75,000 USD. Based on a drilling program consisting of 20 rotary and 2 core holes and allowing a contingency for items such as site clearances and access the costs including testing would be on the order of $325,000 USD. A scoping study to assess the data recovered under this work would assess the project economics, mine plan and regulatory approach to advance the project, and that is estimated to cost $250,000 USD.

Also, within the Hosta Butte area, historic drilling indicates the presence of significant uranium mineralization in both the B and D Zones within Section 11, T16N, R13W. Completion of a detailed geologic investigation of for this area is recommended to determine potential targets for exploration. Specific drilling cannot be recommended until this investigation is complete. The cost of this investigation would be on the order of $75,000 USD. Dependent on positive recommendations from this review a drilling program of the nature described for Section 3 would follow in a phased approach with an estimated cost of $350,000 USD. Finally, presuming that the drilling program(s) are successful in enhancing the mineral resources the Technical Report would need to be updated.

The reader is cautioned that additional drilling may or may not enhance and/or expand the mineral resources depending upon the results of the drilling.

Recommended Programs to Advance the Project:

No current preliminary economic assessment of the Crownpoint and Hosta Butte Uranium Project and/or feasibility study has been completed for the Crownpoint and Hosta Butte Uranium Project. The portions of the mineral resource base classified as Indicated Mineral Resource would support a preliminary economic assessment or preliminary feasibility study (PFS). A PFS of the project would not be dependent upon the foregoing recommendations related to the resource base as, in the authors’ opinion the resource base as defined by the Indicated Mineral Resource is adequate to support a PFS. For the PFS it is recommended that the Crownpoint area be evaluated in greater detail as the first area to be developed followed by Hosta Butte. It is further recommended that work towards a preliminary feasibility study be phased beginning with a scoping study to develop a conceptual mine plan and evaluate alternatives. These alternatives should include both ISR and conventional means of recovery. The scoping study should also define the data necessary to support the completion of a preliminary feasibility study and the determination of probable mineral reserves. Based on the results of the scoping study a preliminary feasibility study could then be completed. Finally, a Technical Report would be prepared which addresses the probable mineral reserves and all other required items of Form 43-101F1, Items 15 through 22.

A summary of recommended work and estimated costs follows:

Table 1.3 – Recommendation Costs Phase 1

Recommended Work Item	Estimated Budget
Hosta Butte Section 3 Drilling	$325,000 USD
Hosta Butte Section 11 Geologic Investigation	$75,000 USD
Scoping Study	$250,000 USD
Total:	$650,000 USD

Table 1.4 – Recommendation Costs Phase 2

Recommended Work Item	Estimated Budget
Hosta Butte Section 11 Drilling	$$350,000 USD
Data Collection and Technical Studies	$$250,000 USD
Preliminary feasibility Study	$$450,000 USD
Technical Report	$$100,000 USD
Total:	$1,150,000 USD

Dewey Burdock Project

For a complete description of the Dewey Burdock Project see the Dewey Burdock Technical Report, prepared by Matthew Yovich, P.E. of Woodard & Curran and Steve Cutler, P.G. of Roughstock Mining Services, LLC, as independent qualified persons under NI 43-101 Standards.

The information contained in this section has been derived from the Dewey Burdock Project Technical Report, is subject to certain assumptions, qualifications and procedures described in the Dewey Burdock Project Technical Report and is qualified in its entirety by the full text of the Dewey Burdock Project Technical Report. Reference should be made to the full text of the Dewey Burdock Project Technical Report, which is incorporated by reference herein and is available for viewing under Azarga’s profile on SEDAR at www.sedar.com.

Reproduction of the Summary Contained in the Dewey Burdock Technical Report

EXECUTIVE SUMMARY

Background

Woodard & Curran (W&C) and Roughstock Mining Services (Roughstock) were retained by Azarga Uranium Corp. (Azarga) and their wholly owned subsidiary Powertech USA Inc. (Powertech), to prepare this independent Preliminary Economic Assessment (PEA) for the Dewey-Burdock ISR Project (Project) to be located in Custer and Fall River Counties in South Dakota, USA. The project location is shown on Figure 1.1. This PEA has been prepared for Azarga Uranium Corp. and Powertech USA Inc. (collectively referred to as “Azarga”) in accordance with the guidelines set forth under National Instrument (NI) 43-101 and NI 43- 101F1 for the submission of technical reports on mining properties.

A NI 43-101 Technical Report Resource Estimate, Dewey-Burdock Uranium ISR Project, South Dakota, USA was previously prepared by Roughstock Mining Service with effective November 12, 2018 (ref., Roughstock 2018). In this PEA, the entire resource estimate for the project was again reviewed. The purpose of this PEA is to update the mineral resource estimate and update the capital and operating cost estimates and economic analysis with the most recent market information and to account for a revised construction and operations schedule. The new schedule is discussed in Section 16.

The Dewey-Burdock Project is an advanced-stage uranium exploration project located in South Dakota and is solely controlled by Powertech USA, Inc. The Project is located in southwest South Dakota (Figure 1.1) and forms part of the northwestern extension of the Edgemont Uranium Mining District. The project is divided into two Resource Areas, Dewey and Burdock, as shown in Figure 1.2.

The project is within an area of low population density characterized by an agriculture-based economy with little other types of commercial and industrial activity. The project is expected to bring a significant economic benefit to the local area in terms of tax revenue, new jobs, and commercial activity supporting the project. Previously, a uranium mill was located at the town of Edgemont, and a renewal of uranium production is expected to be locally favorable form of economic development. Regionally, there are individual and other organizations that oppose the project, though typically not in the immediate Edgemont area.

The three most significant permits/licenses are (1) the Source and Byproduct Materials License, which was issued by the U.S. Nuclear Regulatory Agency NRC April of 2014; (2) the Large Scale Mine Permit (LSMP), to be issued by the South Dakota Department of Environment (DENR); and (3) UIC Class III and V permits (ISR injection and deep disposal, respectively), which draft permits were issued from the U.S. Environmental Protection Agency Region 8 (EPA) initially in March 2017 and reissued in August 2019. Permit requirements and status are discussed in Sections 4 and 20. Public interest in the project has extended regulatory efforts and logistics for accommodating public involvement, but at the time of this report, the NRC license has been issued, the State of South Dakota LSMP has been recommended for approval by DENR, and draft UIC Class III and Class V permits have been issued by EPA.

Figure 1.1: Project Location

Figure 1.2: Project Site Map

Resources

Cautionary statement: This Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

As further discussed in Section 14, the deposits within the project area contain Measured ISR resources of 5,419,779 tons at an average grade of 0.132% U3O8, Indicated ISR resources of 1,968,443 tons at a grade of 0.072% U3O8 for a total M&I ISR resource of 17.12M pounds U3O8 at a 0.2 GT cutoff, and Inferred resource of 654,546 tons at a grade of 0.055% U3O8 for a total of 712,624 pounds U3O8 at a 0.2 GT cutoff. See Table 1.1 for a summary of the mineral resource estimate.

As discussed in Section 13, laboratory dissolution results ranged from 71 to 97%, indicating the deposit is amenable to ISR mining methods. In addition, recoverability for operating uranium ISR operations has been reported as high as 85% of the estimated resources under pattern. ISR PEAs for similar projects have predicted a range of recoverability from 67 to 80% as discussed in Section 17. The average recovery head grade assumed over the life of the Project in this PEA is 60 parts per million (ppm), as discussed in Sections 13 and 17.

Table 1.1: 2019 Mineral Resource Estimate Summary (Effective date-December 3, 2019)

ISR Resources	Measured	Indicated	M & I	Inferred
Pounds	14,285,988	2,836,159	17,122,147	712,624
Tons	5,419,779	1,968,443	7,388,222	645,546
Avg. GT	0.733	0.413	0.655	0.324
Avg. Grade (% U3O8)	0.132%	0.072%	0.116%	0.055%
Avg. Thickness (ft)	5.56	5.74	5.65	5.87

Note: Resource pounds and grades of U3O8 were calculated by individual grade-thickness contours. Tonnages were estimated using average thickness of resource zones multiplied by the total area of those zones.

Cautionary Statement: This Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For the purpose of this PEA, it is the Qualified Person, Matthew Yovich’s opinion that Azarga’s assumed uranium recovery of 80% of the estimated resource is a reasonable estimate. Therefore, the overall potential yellowcake production is estimated to be 14.3 million pounds, as shown in Table 1.2 below. The recovery value of 80% is an estimate based on industry experience and Azarga personnel experience at the Smith Ranch Uranium ISR mine located in Wyoming. See Section 17 for additional discussion relative to the basis for the recovery value used in the PEA.

It is also projected that 100% of the resource will be placed under a mining pattern. This may require license/permit amendments where these resources extend beyond the current permit boundary. In addition, the resource recovery assumes an average 0.5% recovery will be realized during restoration which is included in the total estimated recovery of 80% of the mineral resource not including any plant losses.

Table 1.2: 2019 Estimated Recovery of Mineral Resource (Effective date – December 3, 2019)

	Estimated Measured Resources	Estimated Indicated Resources	Estimated M & I Resources	Estimated Inferred Resources
Pounds	14,285,988	2,836,159	17,122,147	712,624
Estimated Recoverability	80%	80%	80%	80%
Estimated Total Recovery	11,428,790	2,268,927	13,697,717	570,099

This Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as Azarga personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

The Dewey-Burdock uranium mineralization is comprised of “roll-front” type uranium mineralization hosted in several sandstone stratigraphic horizons that are hydrogeologically isolated and therefore amenable to ISR technology. Uranium deposits in the Dewey-Burdock Project are sandstone, roll-front type. This type of deposit is usually “C”-shaped in cross section, with the down gradient center of the “C” having the greatest thickness and highest tenor. These “roll fronts” are typically a few tens of feet wide and often can be thousands of feet long. Uranium minerals are deposited at the interface of oxidizing solutions and reducing solutions. As the uranium minerals precipitate, they coat sand grains and partially fill the interstices between grains. Thickness of the deposits is generally a factor of the thickness of the sandstone host unit. Mineralization may be 5 to 12 ft thick within the roll front while being 1 to 2 ft thick in the trailing tail portions. Deposit configuration determines the geometry of the well field and is a major economic factor in ISR mining.

The Dewey-Burdock mineralization is located at depths of 184 to 927 ft below surface at Dewey and surface to 782 ft below surface at Burdock, as several stacked horizons, which are sinuous and narrow but extend over several miles along trend of mineralization. The deposits are planned for ISR mining by development of individual well fields for each mineralized horizon. A well field will be developed as a series of injection and recovery wells, with a pattern to fit the mineralized horizon, typically a five spot well pattern on 50 to 150 ft drillhole spacing.

Historic exploration drilling for the project area was extensive and is discussed in Section 6. In 2007 and 2008, Azarga conducted confirmatory exploration drilling of 91 holes including 20 monitoring wells. In addition, Azarga installed water wells for water quality testing and for hydro-stratigraphic unit testing. This work confirmed and replicated the historic drill data and provided some in-fill definition of uranium roll fronts. In addition, the hydrogeologic investigations defined the pre-mining water quality and determined the capacity for the uranium-bearing hydro-stratigraphic units to allow for circulation of ISR recovery fluid, and confinement of the fluids to the hydro-stratigraphic unit.

Project

The Burdock Resource Area consists of 19 well fields where mineral extraction will occur. The central processing plant (CPP) facility for the Project will be located at the Burdock Resource Area along with five ponds as shown in Figure 1.2. A satellite facility will be constructed in the Dewey Resource Area. The Dewey Resource Area consists of 32 well fields where mineral extraction will occur. A discussion of the materials required for the well field and for the plants is provided in Sections 16 and 17, respectively.

As discussed in Section 18, the Project area is well supported by nearby towns and services. Major power lines are located near the Project and can be accessed and upgraded for electrical service for the mining operation. A major rail line (Burlington Northern-Santa Fe) cuts diagonally across the project area. A major railroad siding is located at Edgemont and can be used for shipment of materials and equipment for development of the producing facilities.

The Project is proposed to be developed with a gradual phased approach. The Burdock CPP Facility will be constructed to initially accept a flow rate of up to 1,000 gallons per minute (gpm) lixiviant. Capacity will be gradually expanded to accept a flow rate of 4,000 gpm of lixiviant. Resin will be transferred from IX vessels to resin trailers to be transported and processed at an off-site processing facility for the first few years. Once the flow rate capacity reaches 4,000 gpm, the Burdock CPP Facility will be expanded to include processing capabilities for up to 1.0-mlbs-pa of U3O8. Once the Burdock Resource Area has been economically depleted, the IX vessels will be removed from the CPP Facility and transported to Dewey, where a satellite facility will be constructed to mine the Dewey Resource Area. The proposed phases are as follows:

Phase I – Construction of two header houses and the Burdock CPP Facility with one IX train (estimated 1,000 gpm average flow rate, 1,100 gpm maximum flow capacity) and capability to transfer resin to a transport vehicle for off-site toll processing.

Phase II – Construction of an additional two header houses and expansion of the Burdock CPP Facility to two IX trains (estimated 2,000 gpm average flow rate, 2,200 gpm maximum flow capacity).

Phase III – Construction and operation of sufficient header houses to support expansion of the Burdock CPP Facility to four IX trains (estimated 4,000 gpm average flow rate, 4,400 gpm maximum flow capacity)

Phase IV – Construction and operation of sufficient header houses to support expansion of Burdock CPP Facility to maintain four IX trains (estimated 4,000 gpm average flow rate, 4,400 gpm maximum flow capacity) and on-site uranium processing capabilities up to approximately one million pounds per year.

Phase V – Construction of the Dewey Satellite Facility and transfer of IX vessels from the Burdock CPP Facility to the Dewey Facility.

Figure 1.3 provides the operating and production schedule for the Project as currently defined. Production will generally occur at each well field consecutively and the Project production will occur over a period of approximately 16 years. Groundwater restoration and decommissioning (including site reclamation) will also be implemented concurrently with production and will continue approximately four years beyond the production period. The overall mine life is approximately 21 years from initiation of construction activities to completion of groundwater restoration and decommissioning.

Figure 1.3: Life of Mine Schedule

Economic Analysis

Cautionary statement: This Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The economic analyses presented herein provide the results of the analyses for pre-U.S. federal income tax and estimated post U.S. federal income tax. The only difference between the two scenarios is the value of the estimated U.S. federal income tax. All other sales, property, use, severance and conservations taxes as well as royalties are included in both scenarios. Both economic analyses presented herein assume no escalation, no debt, no debt interest and no capital repayment. There is no State of South Dakota corporate income tax.

As described in Section 21 and summarized in Table 1.3, the estimated initial capital costs for the first two years of the Project life (Years -1 and 1) are approximately $31.7 million with sustaining capital costs of approximately $157.7 million spread over the next 17 years (Years 2 through 18) of operation.

Direct cash operating costs are approximately $10.46 per pound of U3O8 produced excluding royalties and severance and conservation taxes. U.S. federal income tax is estimated to be $3.39 per pound. The total capital and operating costs average approximately $28.88 per pound (pre-U.S. federal income tax) and $32.27 per pound (post-U.S. federal income tax) U3O8 produced. Both the capital and operating costs are current as of the end of 2019. The predicted level of accuracy of the cost estimate is +/- 25%.

An average uranium price of $55 per pound of U3O8 based on an average of recent market forecasts by various professional entities was determined to be an acceptable price for the PEA, see Table 19.1. Azarga has no contracts in place for sale of product from the project. Contracts for yellowcake transportation, handling and sales will be developed prior to commencement of commercial production.

The estimated payback is in Quarter 4 of Year 2 with the commencement of design/procurement activities in Quarter 2 of Year -1 and construction beginning Quarter 4 of Year -1. The Project is estimated to generate net earnings over the life of the project of $372.7 million (pre-U.S. federal income tax) and $324.4 million (post U.S. federal income tax). It is estimated that the project has an internal rate of return (IRR) of 55% and a NPV of $171.3 million (pre-U.S. federal income tax) and an IRR of 50% and a NPV of $147.5 million (post-U.S. federal income tax) applying an 8% discount rate, see Table 1.3 below.

Table 1.3: Summary of Economics

Summary of Economics[1]
	Pre-U.S. Federal income tax at $55/lb	Post-U.S. Federal income tax at $55/lb	Units
Initial CAPEX	$31,672	$31,672	(US$000s)
Sustaining CAPEX	$157,682	$157,682	(US$000s)
Direct Cash OPEX	$10.46	$10.46	$/lb U3O8
U.S. Federal Income Tax	$0.00	$3.39	$/lb U3O8
Total Cost per Pound U3O8	$28.88	$32.27	$/lb U3O8
Estimated U3O8 Production	14,268	14,268	Mlb U3O8
Net Earnings	$372,738	$324,352	(US$000s)
IRR8%	55%	50%	-
NPV8%	$171,251	$147,485	(US$000s)
Sensitivity to price is provided in Section 22.4

1 Cautionary statement: This Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It should be noted that the favorable economic indicators presented above are due to a combination of the following:

1. Investment costs were incurred prior to this PEA for Project exploration and permitting,

2. The Project will be implemented in phases starting as an IX facility rather than a full processing plant along with initial development of high grade, consolidated well fields (defers significant capital costs),

3. Contractors will be utilized for all plant and well field construction to reduce labor costs associated with phased project development, and

4. Favorable head grade and recovery rate are anticipated.

A summary of the Project economics for pre- and post- U.S. federal income tax is presented below.

Table 1.4: Cash Flow Summary

Cash Flow Line Items	Units	Total or Average	$ per Pound
Uranium Production as U3O8	Lbs 000s	14,268	-
Uranium Price per U3O8	US$/lb	$55.00	-
Uranium Gross Revenue	US$000s	$784,740	-
Less: Surface & Mineral Royalties	US$000s	$38,060	$2.67
Taxable Revenue	US$000s	$746,680	-
Less: Severance & Conservation Tax	US$000s	$35,393	$2.48
Less: Property Tax	US$000s	$7,201	$0.50
Net Gross Sales	US$000s	$704,086	-
Less: Plant & Well Field Operating Costs	US$000s	$108,084	$7.58
Less: Product Transaction Costs	US$000s	$11,889	$0.83
Less: Administrative Support Costs	US$000s	$5,362	$0.38
Less: D&D and Restoration Costs	US$000s	$16,659	$1.17
Net Operating Cash Flow	US$000s	$562,093	-
Less: Pre-Construction Capital Costs	US$000s	$1,025	$0.07
Less: Plant Development Costs	US$000s	$52,140	$3.65
Less: Well Feld Development Costs	US$000s	$136,190	$9.55
Net Before-Tax Cash Flow	US$000s	$372,738	-
Less: Federal Tax	US$000s	$48,386	$3.39
After Tax Cash Flow	US$000s	$324,352	-

The sensitivity to changes in capital and operating costs and the price of uranium, have been calculated from the pre-U.S. federal income tax cash flow statements and are presented below in Figures 1.4, 1.5 and 1.6. The sensitivity to changes in head grade and uranium recovery are also discussed below. Post-U.S. federal income tax sensitivities are discussed in Section 22.4.

The Project pre-U.S. federal income tax NPV is also slightly sensitive to changes in either capital or operating costs as shown on Figure 1.4. A 5% variation in operating cost results in a $3.59 million variation in NPV and an impact to the IRR of approximately 1.06%. A 5% variation in capital cost results in a $5.70 million variation to the NPV and an impact to the IRR of approximately 3.45%.

Figure 1.4: Life of Mine Schedule

Note: Based on sales price of $55.00 per pound and 8% discount rate.

Figure 1.5: IRR v. OPEX & CAPEX (Pre-U.S. Federal Income Tax)

Note: Based on sales price of $55.00 per pound and 8% discount rate.

The Project economics are most sensitive to changes in the price of uranium, recovery and head grade. A one-dollar change in the price of uranium can have an impact to the NPV of approximately $7.23 million and an impact to the IRR of approximately 1.82%. See Figure 1.6.

Figure 1.6: NPV & IRR v. Uranium Sales Price (Pre-U.S. Federal Income Tax)

It should be noted that the economic results presented herein are very sensitive to head grade and recovery. Significant variations in the assumptions for head grade and recovery can have significant impacts to the economic results presented. However, there are too many variables associated with estimating the potential impact of head grade and recovery to the economics presented herein to develop a meaningful sensitivity analysis. The operational variables that influence head grade and recovery will be managed during operations to the extent practicable to minimize potential impacts.

The above analyses are based on an 8% discount rate and a constant price of $55.00 per pound of U3O8.

Risks

The Project is located in a region where ISR projects have been and are operated successfully. The ISR mining method has been proven effective in geologic formations near the Project in Wyoming and Nebraska as described herein. Six Wyoming ISR facilities are currently in operational (Smith Ranch, North Butte, Willow Creek, Lost Creek, Ross and Nichols Ranch) and one operational facility in Nebraska (Crow Butte). Some of these projects, though operational, are currently on a care and maintenance program.

As with any pre-development mining property, there are risks and opportunity attached to the project that need further assessment as the project moves forward. The authors deem those risks, on the whole, as identifiable and manageable. Some of the risks are summarized below and are discussed in detail in Section 25.

Risk associated with uranium recovery and processing,

Risk associated with spills associated with transportation of loaded resin and packaged yellowcake uranium,

Risk associated with contracting an off-site toll milling facility,

Risk associated with delays in permitting,

Risk associated with social and/or political issues, and

Risk associated with the uranium market and sales contracts.

Recommendations

The Authors find that the development of the Project is potentially viable based on the assumptions contained herein. There is no certainty that the mineral recovery or the economics presented in this PEA will be realized. In order to realize the full potential benefits described in this PEA, the following activities are required, at a minimum.

Complete all activities required to obtain all necessary licenses and permits required to operate an in-situ uranium mine in the State of South Dakota. Approximate cost $400,000.

Obtain agreement with remote processing facility to process loaded resin prior to completion of the Project CPP. Minimal cost.

Complete additional metallurgical testing to further verify and confirm the head grade and overall resource recovery used in this analysis prior to advancing the Project. Approximate cost $250,000.

Additional Permit / License amendments and approvals necessary to realize all resources included in this PEA. Approximate potential cost up to $500,000.

Cost benefit analysis to determine best available process to handle vanadium should levels be significant. Approximate cost $75,000.

Finalize facility and well field engineering designs, including construction drawings and specifications. Approximate cost $950,000.

Identify procurement process for long lead items and perform cost benefit analysis for any alternative equipment or materials. Cost included in design phase above.”

Gas Hills Project

For a complete description of the Gas Hills Project see the Gas Hills Technical Report prepared by Ray Moores, P.E. of Western Water Consultants Inc. and Steve Cutler, P.G. of Roughstock Mining Services, LLC as independent qualified persons under NI 43-101 Standards.

The information contained in this section has been derived from the Gas Hills Technical Report, is subject to certain assumptions, qualifications and procedures described in the Gas Hills Technical Report and is qualified in its entirety by the full text of the Gas Hills Technical Report. Reference should be made to the full text of the Gas Hills Technical Report, which is incorporated by reference herein and is available for viewing under Azarga’s profile on SEDAR at www.sedar.com.

Reproduction of the Summary Contained in the Gas Hills Technical Report

EXECUTIVE SUMMARY

Background

This report titled “NI 43-101 TECHNICAL REPORT, PRELIMINARY ECONOMIC ASSESSMENT, GAS HILLS URANIUM PROJECT, FREMONT AND NATRONA COUNTIES, WYOMING, USA” (the “Report”) was prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101 Standards”). The Mineral Resources are in accordance with Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards Mineral Resources and Mineral Reserves, May 10, 2014 (“CIM Definition Standards”). The effective date of this report is June 28, 2021.

The Gas Hills uranium project (the “Project”) is owned by Ucolo Exploration Corp. (“Ucolo”), a Utah corporation, and a wholly owned subsidiary of URZ Energy Corp. (“URZ”). URZ is a wholly owned subsidiary of Azarga Uranium Corp. (“Azarga”). Surface land ownership at the Project is managed by the U.S. Bureau of Land Management (BLM) and the minority of the land is privately owned.

A NI 43-101 Technical Report Resource Report, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA was previously prepared by Roughstock Mining Services (Roughstock) with an effective date of March 29, 2021 (Roughstock 2021). Roughstock and WWC Engineering (WWC) were retained by Azarga to prepare this independent Preliminary Economic Assessment (PEA) for the in-situ recovery (ISR) amenable resources of the Project. The purpose of this PEA is to provide a mineral resource estimate and capital (CAPEX) and operating (OPEX) cost estimates and economic analysis with the most recent market information. This report is authored by Steve Cutler, P.G. of Roughstock and Ray Moores, P.E. of WWC (The Authors) as independent qualified persons under NI 43-101 Standards.

Between 1953 and 1988 many companies explored, developed, and produced uranium in the Gas Hills, including on lands now controlled by Azarga. Three uranium mills operated in the district and two others nearby were also fed by ore mined from Gas Hills. Cumulative production from the Gas Hills is in excess of 100 million pounds of uranium, mainly from open-pit mining, but also from underground mining and ISR. (Beahm, 2017)

Available data utilized in this Report includes pre-2007 exploration and production on Azarga’s Gas Hills Uranium Project, and drilling completed by a previous owner, Strathmore Minerals Corporation, from 2007 to June 2013. In August 2013, Strathmore Minerals Corporation was acquired by Energy Fuels, who subsequently sold the Project to URZ in October 2016. Azarga acquired the Project when it merged with URZ in July 2018.

Data sources for the estimation of uranium mineral resources for the Project include radiometric equivalent data (eU3O8) for 4,569 drill holes, and eU3O8 and Prompt Fission Neutron (“PFN”) logging data for 272 drill holes. The intent of recent drilling between 2007 and 2013 included verification of earlier data for drill holes and exploration.

Metallurgical studies were completed on recovered materials including bulk samples from reverse circulation drilling and cored sections. Bottle roll and column leach tests indicate uranium recoveries of ~90 percent and sulfuric acid consumption of ~55 pounds per ton treated, which is consistent with past mining results.

Mineral Resources

The mineral resource estimation method utilized in this Report is the Grade Thickness (“GT”) contour method. This method is considered appropriate for this type of deposit.

Mineral resources were estimated using a cutoff grade of 0.02% eU3O8. Estimated mineral resources are summarized in Table 1.1 using both 0.1 GT and 0.2 GT cutoffs. The 0.1 GT base case cutoffs were selected by meeting economic criteria for both ISR and open pit/heap leach methods differentiated on the relative location to the water table. Resources labeled “ISR” meet the criteria of being sufficiently below the water table to be amenable for extraction by ISR methods and as well as also meeting other hydrogeological criteria. “Non-ISR” resources include those generally above the natural water table, which would typically be mined using open pit methods.

Additionally, 0.2 GT cutoffs were included for ISR resources for additional comparison purposes only as this is a typical uranium industry standard ISR cutoff. However, average grade of ISR resources in this estimate at a 0.1 GT cutoff compare favorably to other ISR projects in region, met economic criteria for ISR extraction, and thus is considered the base case for this Report.

Section 14.0 provides additional details regarding the determination of cutoff grade, GT cutoff, and the assessment of reasonable prospects for eventual economic extraction of the mineral resource.

Project

The Project consists of four resource areas that contain ISR amenable resources named by Azarga as the West Unit, Central Unit, South Black Mountain, and Jeep. There is an additional non-ISR amenable resource area at the Project named the Rock Hill Unit was as well as other shallow with resources located above the water table that were not considered in the economic assessment portion of this PEA. For the purposes of this PEA, uranium recovery was estimated at 6,507,000 lbs at a production rate of 1.0 million pounds U3O8 per year with a long-term uranium price of USD $55.00/lb using a low pH lixiviant.

Table 1.1. Mineral Resource Summary

March 29, 2021 (GT cutoff 0.10)
	Pounds	Tons	Avg. Grade	Avg. Thickness	Avg. GT
Measured	2,051,065	993,928	0.103%	5.35	0.552
Indicated	8,714,126	6,031,224	0.072%	6.13	0.443
Inferred	490,072	514,393	0.048%	6.16	0.293
Total M&I	10,765,191	7,025,152	0.077%	6.05	0.463

March 29, 2021, ISR Only (GT cutoff 0.10)
	Pounds	Tons	Avg. Grade	Avg. Thickness	Avg. GT
Measured	2,051,065	993,928	0.103%	5.35	0.552
Indicated	5,654,545	2,835,339	0.100%	4.92	0.491
Inferred	427,817	409,330	0.052%	5.94	0.310
Total M&I	7,705,610	3,829,267	0.101%	4.99	0.502

March 29, 2021, Non-ISR Only (GT cutoff 0.10)
	Pounds	Tons	Avg. Grade	Avg. Thickness	Avg. GT
Indicated	3,059,581	3,195,885	0.048%	8.60	0.412
Inferred	62,256	105,063	0.030%	7.01	0.208
Total M&I	3,059,581	3,195,885	0.048%	8.60	0.412

March 29, 2021, ISR Only (GT cutoff 0.20)
	Pounds	Tons	Avg. Grade	Avg. Thickness	Avg. GT
Measured	1,887,847	847,570	0.111%	5.94	0.661
Indicated	4,872,128	2,143,763	0.114%	5.74	0.653
Inferred	290,007	260,544	0.056%	8.44	0.470
Total M&I	6,759,975	2,991,333	0.113%	5.77	0.653

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Labor for the Project will likely come from the nearby population centers of Jeffery City, Casper, and Riverton, WY. The Project is accessible via gravel roads and year-round access should not be a problem. The Project is situated near electric transmission lines and access to power is not anticipated to be a problem. As discussed in Section 18, appropriate resources, manpower, and access are available to provide services to the Project.

The proposed wellfields consist of a combination of 5-spot and 7-spot well patterns with an average pattern area of approximately 17,000 ft2. Header houses will be installed in the wellfields and each header house will operate approximately 75 wells. A satellite ion exchange (IX) plant will be located at the West Unit and be connected to the other resource area by high density polyethylene (HDPE) pipelines to transport the lixiviant to the satellite plant for processing. The IX resin will be transported to Azarga’s Dewey-Burdock Uranium Project in South Dakota for processing. A discussion of wellfields and header houses is located in Section 16 and the discussion of the satellite plant is located in Section 17.

Production will generally occur at each resource area consecutively and the production period will occur over a period of approximately seven years. Groundwater restoration, decommissioning, and reclamation will be implemented at each resource area immediately following the production period. The overall life of mine is approximately 11 years from initiation of construction activities to the completion of surface reclamation. The mine schedule is discussed in Section 16.

Economic Analysis

This PEA indicates a pre-tax NPV of $120.9 million at an 8 percent discount rate with an IRR of 116 percent compared to an after-tax NPV of $102.6 million at an 8 percent discount rate with an IRR of 101 percent.

The mine plan and economic analysis are based on the following assumptions:

NI 43-101 compliant estimate of Mineral Resources and a recovery factor of 80 percent,

A U3O8 sales price of $55.00/lb,

A mine life of 11 years,

A pre-income tax cost including royalties, state and local taxes, operating costs, and capital costs of $28.20/lb, and

Initial capital costs of $26.0 million.

Costs for the Project are based on economic analyses for similar ISR uranium projects in the Wyoming region as well as WWC’s in house experience with mining and construction costs. All costs are in U.S. dollars (USD). To date, no detailed design work has been completed for the wellfields or the satellite plant. The Authors believe that general industry costs from similar projects adequately provide a ± 30 percent cost accuracy which is in accordance with industry standards for a PEA. As additional data are collected for the Project and the wellfield and plant designs are advanced, estimates can be refined.

This analysis is based on measured, indicated, and inferred mineral resources which do not have demonstrated economic viability. Given the speculative nature of mineral resources, there is no guarantee that any or all of the mineral resources included in this PEA will be recovered. This PEA is preliminary in nature and there is no certainty that the Project will be realized.

Conclusions and Recommendations

The Authors conclude that the ISR amenable mineral resources as determined by this report show sufficient economic and technical viability to move to the next stage of development. The Authors recommend that Azarga consider initiating permitting of the Project, especially as much of the work was previously completed for a mine application prepared for the Project in 2013 by Strathmore Minerals Corporation. The Authors’ recommendations for additional work programs are described in Section 26.0.

Summary of Risks

The Project is located in a brownfield district where the geology is well-known and past mining and milling have successfully been completed.

The Project does have some risks similar in nature to other mineral projects and uranium projects in particular. Some risks are summarized below and are discussed in detail in Section 25:

Variance in the grade and continuity of mineralization from what was interpreted by drilling and estimation techniques,

Environmental, social and political acceptance of the Project could cause delays in conducting work or increase the costs from what is assumed,

Risk associated with delays or additional requirements for regulatory authorizations,

Risk associated with the uranium market and sales contract,

Risk associated with uranium recovery and processing,

Changes in the mining and mineral processing recovery, and

Due to limited testing and operation of ISR throughout the Project, ISR operations may not be able to be successfully implemented due to hydrogeological, environmental, or other technical issues.

With regard to the socio-economic and political environment of the Gas Hills Uranium Project area, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISR mine and mill operations. Production began in the early 1950’s and continues to the present. The state has ranked as the number one US producer of uranium since 1994. Wyoming is considered generally favorable to mine development and provides a well-established environmental regulatory framework for ISR which has been conducted in the state since the 1960’s.

To the Authors’ knowledge there are no other significant risks that could materially affect the PEA or interfere with the recommended work programs.”

Alta Mesa Uranium Project

For a complete description of the Alta Mesa Uranium Project see the Alta Mesa Technical Report prepared by Douglas Beahm, P.E. P.G., BRS Inc. as independent qualified person under NI 43-101 Standards.

This section contains the executive summary from the Alta Mesa Technical Report and does not purport to be a complete summary of the Project and is subject to all of the assumptions, qualifications and procedures set out in the Alta Mesa Technical Report and is qualified in its entirety with reference to the full text of the Alta Mesa Technical Report, which is incorporated by reference herein. All statements herein are expressly made as at the effective date of the Alta Mesa Technical Report. All references herein to tables, figures, and sections are those as included in the Alta Mesa Technical Report. Readers should read this summary in conjunction with the Alta Mesa Technical Report which is available electronically under the profile of the Company at www.sedar.com.

Reproduction of the Summary Contained in the Alta Mesa Technical Report

This Technical Report has been prepared for enCore Energy Corp. (“enCore”) by BRS Inc. for the Alta Mesa Uranium Project (“the Project”), located in Brooks and Jim Hogg Counties, Texas, USA and is based on and supersedes previous NI 43-101 Technical Reports by independent geologic mining consultant Douglas Beahm, PE, Principal Engineer for BRS Engineering Inc. (BRS) on the project.

Mr. Beahm is an independent consultant and Principal Engineer of BRS Inc. This Technical Report is prepared pursuant to the requirements of the Canadian Securities Administrators National Instrument 43-101 –Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining (CIM) Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves (“CIM standards”).

enCore is incorporated in British Columbia, Canada. enCore Energy US Corp., a US-based subsidiary, is a uranium development and exploration company, with projects located in Colorado, Utah, Arizona, Wyoming, Texas and New Mexico. enCore is currently advancing its production capacity in South Texas at its Rosita Project, one of the two licensed uranium production facilities it owns in South Texas. Additionally, through its subsidiary, Azarga Uranium Corp. it owns a licensed in-situ uranium recovery project located in South Dakota. enCore is listed on the OTCQB (symbol ENCUF), and the TSX Venture Exchange (symbol EU) and is subject to the disclosure requirements of NI 43-101. All costs and prices are listed in US dollars (US$).

The Alta Mesa Uranium Project, (the Project) is an in-situ recovery (ISR) mining project, and past producer consisting of two distinct properties; the Alta Mesa property, which is composed of the Alta Mesa mine area and processing facility, South Alta Mesa (SAM) and Indigo Snake. The second property is Mesteña Grande, which is composed of Mesteña Grande Goliad (MGG) Mesteña Grande North (MGN), Mesteña Grande Central (MGC), Mesteña Grande Alta Vista (MGAV), and El Sordo. The Project’s central processing facility and mine office are located at the Alta Mesa property approximately 11 miles west of the intersection of US 281 and Ranch Road 755, which is also 22 miles south of Falfurrias, Texas. Figure 4-1 shows the location of both properties making up the project in South Texas.

The Project is located within a portion of the private land holdings of the Jones Ranch, founded in 1897 and includes surface and mineral rights as well as oil and gas and other minerals including uranium. Active uses of the lands in addition to uranium exploration and production activities include agricultural use (cattle), oil and gas development, and private hunting. Previous owners include Chevron Minerals, Total Minerals, Cogema, Uranium Resources Inc., Mesteña Uranium LLC (MULLC), formed by landowners, and Energy Fuels Inc,. In 2016, Energy Fuels, Inc. acquired the Project from MULLC. In November 2022, enCore and a subsidiary of Energy Fuels Inc. executed a Membership Interest Purchase Agreement whereby enCore agreed to acquire four limited liability companies that together hold 100% of the Project. Section 6.2 (Ownership History) discusses this in more detail.

The Project consists of Uranium Mining Leases for uranium ISR mining (4,598 acres) and Mineral Options (195,501 acres) comprising some 200,099 total acres consisting of acreage associated with currently approved mining permits issued by the Texas Commission on Environmental Quality (TCEQ) and 9 prospect areas as described in Section 4.2.

The Project produced approximately 4.6 million pounds of uranium oxide between 2005 and 2013 via in-situ recovery (ISR) mining using an alkaline lixiviant and is processed at a plant located in Alta Mesa. The facility was in production from 2005 until primary production ceased February 2013. The Project operated in a groundwater clean-up mode until February 2015; therefore, any uranium mined since 2013 remains as in-circuit inventory. The first wellfield (PAA-1) has completed final groundwater restoration and was approved by the Texas Commission on Environmental Quality in March 2018. All other wellfields are being maintained by a small bleed (less than 100 gpm) for permit compliance. The bleed solutions are disposed of in the deep disposal wells.

Mineralization within the South Texas Uranium Province is interpreted to be dominantly roll-front type mineralization and primarily of epigenetic origin (Finch, 1996). Roll-fronts are formed along an interface between oxidizing groundwater solutions which encounter reducing conditions within the host sandstone unit. This boundary between oxidizing and reducing conditions is often referred to as the Reduction/Oxidation (REDOX) interface or front.

This report provides estimates of Mineral Resources within the Project area. Only the Alta Mesa property has had previous ISR mining. No preliminary economic assessment, pre-feasibility study or feasibility study has been completed to NI 43-101 standards; and, no mineral reserves are stated in this report.

Exploration Target(s) have been identified within the project areas and the range of possible quantity and grade of mineralization as discussed in Section 24 of this report.

The current Mineral Resource estimate for the Project is summarized in Table 1-1.

Table 1-1 Alta Mesa and Mesteña Grande Mineral Resource Summary

	COG			Grade	Contained Metal
Classification	(G.T.)	Area	Tonnage	(% UO)	(lbs. UO)
Measured	0.3	Alta Mesa	54,000	0.152	164,000
Total Measured	0.3		54,000	0.152	164,000
Indicated	0.3	Alta Mesa	1,397,000	0.106	2,959,000
	0.3	Mesteña Grande	119,000	0.120	287,000
Total Indicated	0.3		1,516,000	0.107	3,246,000
Total Measured & Indicated	0.3		1,570,000	0.109	3,410,000
Inferred	0.3	Alta Mesa	1,263,000	0.126	3,192,000
	0.3	Mesteña Grande	5,733,000	0.119	13,601,000
Total Inferred	0.3		6,996,000	0.120	16,793,000

Notes:

1.	NI 43-101 and CIM definitions were followed for all Mineral Resource categories.
2.	Mineral Resources are estimated at a 0.3 GT (0.02% UO minimum grade)
3.	Mineral Resources are estimated using a long-term Uranium price of US$70 per pound
4.	Total measured Mineral Resource is that portion of the in-place or in situ Mineral Resources that is estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred Mineral Resources but were considered in establishing the minimum GT cutoff with respect to reasonable prospects for future economic extraction.
5.	Bulk density is 0.0588 tons/ft3 (17.0 ft3/ton)
6.	Mineral Resources that are not mineral reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding

Conclusions

The author considers the data and information available for this report to be accurate and reliable for the purposes of estimating Mineral Resources for the Project. Significant Mineral Resources remain within the Project area which may be tributary to the Alta Mesa central processing facility which is licensed and operated continuously from 2005 until production standby in February 2013.

Mineral Resources have been estimated for both the Alta Mesa and Mesteña Grande areas in accordance with NI 43-101 and CIM standards and definitions and are summarized in Table 1-1 in the measured, indicated and inferred mineral resource category.

The author considered the risks to put the Alta Mesa portion of the Project into production are low since all permit for operating are in place and is tributary to the existing Alta Mesa ISR production facility, which is licensed to operate. For each new wellfield a production area authorization (PAA) permit will need to be obtained through the permitting process with TCEQ. The Mesteña Grande portion of the Project, which will operate as a satellite facility to the Alta Mesa ISR facility, will require the permitting and construction of a satellite facility and wellfields prior to operations.

The Project does have some risks similar in nature to other mining projects and uranium mining projects specifically, including:

●	Future commodity demand and pricing;

●	Environmental and political acceptance of the project;

●	Variance in capital and operating costs; and

●	Mine and mineral processing recovery and dilution.

There is a risk that additional drilling may not locate additional Mineral Resources and that mineralization may not be found or may not be continuous along the REDOX boundary and that the actual grade times thickness (GT) along the trends will fall outside the estimated range, either higher or lower. A substantial portion of the Mineral Resource is based on wide-spaced drilling and has been classified as inferred. Inferred Mineral Resources are too speculative to have economic considerations applied to them which would enable them to be categorized as mineral reserves. Inferred Mineral Resources can be assessed in the context of a Technical Report which is allowed under NI 43-101 standards, the latter as a Preliminary Economic Assessment (PEA). The tonnages, grades, and contained pounds of uranium, as stated in this report, for exploration targets should not be construed to reflect a estimated Mineral Resource (inferred, indicated, or measured). The potential quantities and grades for exploration targets, as stated in this report, are conceptual in nature, and there has been insufficient work to date to define a NI 43-101 compliant resource. Furthermore, it is uncertain if additional exploration will result in any of the exploration targets being delineated as a Mineral Resource.

The author is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which would materially affect the Mineral Resource estimates presented in this report. To the author’s knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property provided the conditions of all mineral leases and options, and relevant operating permits and licenses, are met. The reader is cautioned that additional drilling may or may not result in discovery of an economic Mineral Resource on the property.

Recommendations

A phased project approach is recommended. Phase 1 would include delineation of the PAA7 and PAA8 mineral resource areas. These areas are within the aquifer exemption area and proximate to the Alta Mesa facility. Phase 1 would include some rehabilitation and modernization of the facility and preparation of a Potential Economic Assessment (PEA). Phase 2 would include wellfield planning, installation of baseline monitor wells, hydrologic studies and related activities to advance permitting of the wellfields. Phase 2 would include a Preliminary Feasibility Study (PFS). Phase 2 would be contingent on the outcome of Phase 1 and favorable market conditions.

Phase 1 – Delineation of the PAA7 and PAA8 Mineral Resource Areas:

Phase 1a Delineation Drilling: PAA7 is reasonably well delineated and is permitted and has baseline monitor wells in place. Additional Forty additional exploration drill holes are recommended. PAA8 requires an estimated 330 exploration drill holes. Drilling costs for the project have been estimated on a per hole basis in two categories.

•	Exploration drilling including all costs for site preparation, drilling, geophysical logging, drill hole abandonment and sealing, and site reclamation. Estimated cost per each $4,800.00 USD.

•	Cased exploration wells including all costs for site preparation, drilling, geophysical logging, casing and screening, and site reclamation. Estimated cost per each $16,000.00 USD.

Phase 1b Facility Rehab: In preparation for restarting the processing facility, rehabilitation and modernization of the facility is recommended. This work would be necessary to fully evaluate the operational readiness of the facility and determine if any additional components would need rehabilitation or replacement.

Phase 1c PEA: Following the completion of phase 1a and 1b, it is recommended that the mineral resources within PAA7 and PAA8 will be re-evaluated, and a PEA prepared for the project.

Total costs are estimated at $2,856,000.00 USD as summarized in Table 26.1.

Phase 2 – Permitting and Economic Evaluation:

Phase 2 is contingent on the outcome of Phase 1 and favorable market conditions. Phase 2 includes,

•	Completion of cased wells for hydrological assessment and determination of baseline water quality for PAA8,

•	Permitting and related studies of the PAA8 wellfield,

•	Completion of a PFS.

Total costs are estimated at $1,340,000.00 as summarized in Table 26.2

For further information on the Company’s other mineral properties, please see the Company’s SEDAR profile at www.sedar.com.

Additional Projects

Rosita Plant

Property Description and Location

The Rosita Project is a uranium processing plant and associated well fields located on a 200-acre tract of land owned by enCore in north-central Duval County Texas, about 14 miles southeast of the town of Freer and 60 miles west-northwest of the city of Corpus Christi.

The Rosita property holdings consist of mineral leases from private landowners covering approximately 2,759 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands. Under the terms of the leases the lands can be held after the expiration of their primary term and secondary terms, if restoration and reclamation activities remain ongoing. The leases initially had primary and secondary terms ranging from 2012 to 2016, with provisions to extend the leases beyond the initial terms. enCore holds these leases by payment of annual property rental fees ranging from $10 to $30 per acre.

Project Highlights:

●	Licensed ISR production facility with 800,000 pounds of U3O8 per year capacity

●	Designed to process feed from multiple satellite operations, current facility refurbishment and upgrade work projected for completion by Q2 2022

●	Previous production of 2.65 million pounds of U3O8 from ISR methods

●	Centrally located within the South Texas Uranium Belt, which hosts an estimated ~60 million pounds of unmined U3O8

The Rosita Central Processing Facility (“CPP”) is located in Duval County, Texas about 14 miles southeast of the town of Freer and 60 miles west-northwest of the city of Corpus Christi on a 200-acre tract of land owned by the Company.

Access to the Rosita project and process facility is good, including an improved company-owned private drive that connects to a maintained county road to Texas Farm to Market Road 3196 about 1 mile northeast of the intersection of State Highway 44 and FM 3196 in Duval County. Electrical power for the Rosita project is readily available with an industrial-scale power line extending to the Rosita CPP.

In addition to the 200-acre tract of land owned by the Company for the Rosita CPP, additional property holdings consist of mineral leases from private landowners covering approximately 3,377 acres of mineral rights. The nearby Rosita South property consists of mineral leases from private landowners covering approximately 1,479 acres of mineral rights.

Property History

Initial production of uranium utilizing the ISR process commenced in 1990 and continued until July 1999. During that time approximately 2.64 million pounds of U3O8 were produced. Resin was processed at the Rosita plant, and the recovered uranium was precipitated into a slurry, which was then transported to Kingsville Dome for final purification, drying and packaging. Production was halted in July of 1999 due to depressed uranium prices.

In the 2007-2008 period upgrades were made to the processing equipment and additions to the facility were installed, including revisions to the elution and precipitation circuits, and the addition of a full drying system. Additional facility refurbishment and upgrade work is underway projected for completion by Q2 2022.

Production from a new wellfield, in production area 3, at the Rosita project began in June 2008. However, technical difficulties that raised the cost of production coupled with a sharp decline in uranium prices led to the decision to shut-in this wellfield in October 2008, after the production of 10,200 pounds of U3O8. URI has had no production from the Rosita project since that time.

enCore’s satellite well field and an ion exchange system are in place at the Rosita project, but only operated for a short period of time in 2008. A total of 10,200 pounds of uranium were produced between June and October 2008.

URI’s capital expenditures at the Rosita Project were approximately $13,000 and $9,000 in 2013and 2012, respectively.

It is anticipated that future production from the centrally located Rosita CPP would be primarily sourced from multiple satellite operations. There are an estimated 47 deposits with approximately 60 million pounds U3O8 of unmined in-situ amenable mineralization within the South Texas Uranium Belt. The USGS also estimates that there is the potential to discover an additional 220 million pounds U3O8 (“Assessment of Undiscovered Sandstone-Hosted Uranium Resources in the Texas Coastal Plain, 2015”, November 2015, Susan M. Hall and Mark J. Mihalasky, USGS, Domestic Uranium Assessment).

Geological Setting and Mineralization

Uranium mineralization at the Rosita project occurs as roll-front-type deposits hosted in porous and permeable sandstones of the Goliad Formation (of Pliocene age), at depths ranging from 125 to 350 feet below the surface. The sandstones of the Goliad Formation occur in a deltaic to marginal marine environment of the Texas Gulf Coastal Plain which dip gently easterly into the Gulf of Mexico. Rosita’s classic C-shaped roll-front deposits comprise highly sinuous mineralized zones occurring at the interface of oxidized and reduced sediments located in the easterly part of the Rosita Property shown on the map below.

Licenses and Permits

In Texas, the Texas Commission on Environmental Quality (“TCEQ”) regulates uranium mining and issues the necessary licenses and permits.  A Radioactive Material License issued by TCEQ covers the Rosita, Kingsville Dome and Vasquez projects and it is in timely renewal. Each site also has class I non-hazardous injection permits for operation of waste disposal wells on site, which are regulated by the TCEQ as well. All permits for the disposal wells are active.  A renewal of a Class III Underground Injection Control Permit was issued on October 20, 2014.

The Rosita Project includes four TCEQ production area authorizations (“PAA”) that could allow for low cost and accelerated timeline to production. Production areas 1 and 2 are depleted, and groundwater restoration has been completed to regulatory standards. Production areas 3 and 4 contain uranium reserves that have yet to be produced. Production areas 1 and 2 consist of seven wellfields whose groundwater has been restored by the circulation and processing of approximately 1.3 billion gallons of reverse osmosis treated water. In 2013, enCore completed the final phase of TCEQ required stabilization in production areas 1 and 2. Wells in production areas 1 and 2 were plugged and abandoned in 2014.

A radioactive material license and an underground injection control permit has been issued for the Rosita Project. On August 30, 2012, enCore filed the requisite application for renewal of the underground injection control permit. Production could resume in areas already included in existing PAA. As new areas are proposed for production, additional authorizations under the permit will be required.

Mineral Resources

On March 27, 2014, URI reported an estimated In-Place Proven Reserve for the Rosita Project (Form 10K for December 31, 2013, US Security and Exchange Commission).

Table 1 – Historical In-Place Proven Reserve* Estimate for the Rosita Project

Categry	Tonnes	Grade eU3O8%	U3O8 (lbs)
In-Place Reserves	370,000	0.082	614,000

*	URI estimates an ISR factor for production, and the In-Place Reserve estimate is based on a market price of $50.00 per pound of U3O8. This estimate was produced by URI’s professional engineering and geologic staff. URI reported the term “In-Place Reserves” is consistent with similar reserve classification terminology as defined under National Instrument 43-101 – Standards of Disclosure (“NI 43-101”).

Under “Rules and Policies” of NI 43-101, this mineral reserve estimate must be reported as a Historical Reserve Estimate. The reported historical In-Place Proven Reserve for the Rosita Project is equivalent to an Indicated Resource under NI 43-101. A qualified person has not done sufficient work for enCore to classify the historical estimate as a current mineral reserve estimate. The Company does not treat this historical estimate as a current mineral reserve estimate, and the estimate should not be relied upon. An accompanying technical report along with parameters and methods used to calculate the historic estimate are not available. In order to verify the historic estimate as current mineral reserves a Qualified Person would need to complete a NI 43-101 report that includes verification of historic drilling, the reserve estimate and preparation of at least a Preliminary Feasibility Report.

Recommendations

Production at the Rosita Project could resume in areas already included in existing PAA. As new areas are proposed for production, additional authorizations under the permit will be required. At present, enCore has no plans to do additional work to advance the Rosita mineral deposit to production.

RISK FACTORS

The securities of the Company should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this AIF and the Company’s profile on the SEDAR website at www.sedar.com prior to making an investment in our securities. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in any of our securities.

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.

The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Risks Related to enCore’s Business and Operations

Nature of Mineral Exploration and Mining

enCore’s business is subject to a number of risks and hazards, including environmental hazards; industrial accidents; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations or the implementation of new laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technological failure of mining methods. There is no assurance that the foregoing risks and hazards will not occur or will not result in damage to, or destruction of, the properties and assets of enCore, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the properties or impairment of enCore’s exploration or development activities, which could result in unforeseen costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on enCore’s future cash flows, earnings, results of operations and financial condition.

Economic extraction of minerals from uranium deposits may not be commercially viable

Whether a uranium deposit will be commercially viable depends on a number of factors, including the particular attributes of a deposit, such as its size and grade; costs and efficiency of the recovery methods than can be employed; proximity to infrastructure; financing costs; and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of commodities and environmental protection. The effect of these factors, either alone or in combination, cannot be accurately predicted and their impact may result in enCore not being able to economically extract minerals from any identified mineral resource.

Uncertainty of Resource Estimates

The figures presented for mineral resources in this AIF are only estimates. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from enCore’s estimates.

Estimated mineral resources may have to be re-estimated based on changes in uranium prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. Mineral resources are not mineral reserves and there is no assurance that any resource estimate will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

No assurances can be given that future mineral production estimates will be achieved

Estimates of future production for enCore’s mining operations as a whole are derived from enCore’s mining plans. These estimates are subject to change. enCore cannot give any assurance that it will achieve its production estimates. enCore’s failure to achieve its production estimates could have a material and adverse effect on any or all of enCore’s future cash flows, results of operation, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics or ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

●	actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;

●	mining dilution;

●	pit wall failures or cave-ins;

●	ventilation and adverse temperature levels underground;

●	accidents;

●	equipment failures;

●	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

●	encountering unusual or unexpected geological conditions;

●	changes in power costs and potential power shortages;

●	shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;

●	strikes and other actions by labour at unionized locations; and

●	regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to enCore’s property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by enCore’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

No assurance can be given that estimates of commodity prices used in preliminary economic assessment will actually be realized

The estimates of uranium prices used in Technical Reports are based on conditions prevailing at the time of the writing of such reports. Conditions can change significantly over relatively short periods of time and, as such, there can be no assurance that the estimates of the price of uranium used in the above-named report will actually be realized. Changes in the uranium price could have a significant impact on the viability of enCore’s mineral projects.

Exploration

Exploration for uranium involves many risks and uncertainties and success in exploration is dependent on a number of factors including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Major expenses may be required to establish reserves by drilling, constructing mining or processing facilities at a site, developing metallurgical processes and extracting uranium from ore. enCore cannot give any assurance that its future exploration efforts will result in any economically viable mining operations or yield reserves.

Projects may not advance or achieve production if key permits are not obtained or retained

The advancement of mineral properties through exploration to commercial operation normally requires securing and maintaining key permits and/or licenses (collectively, the “permits”) from regulatory or governmental authorities. While enCore puts its best efforts into securing the permits necessary to advance its properties (where warranted) according to the policies and guidelines applicable to each permit, approval of permits rests solely with the governing agency and is outside of enCore’s control. There can be no guarantee that enCore will succeed in obtaining the permits necessary to advance its projects, and a failure to obtain necessary permits or retain permits that have been granted may result in an inability to realize any benefit from its exploration or development activities on its properties.

The requirements for obtaining radioactive materials licenses (“RML”) for the Company’s mineral properties in the United States allows for public participation. Third parties may object to the issuance of RMLs and/or permits required by the Company, which may significantly delay the Company’s ability to obtain an RML and/or permit. Generally, public objections can be overcome through the procedures set forth in the applicable permitting legislation; however, significant financial resources and managerial resources are required through this process. In addition, the various regulatory agencies must allow and fully consider the public objections/comments according to such procedures set out in the applicable legislation and there can be no assurance that the Company will be successful in obtaining an RML and/or permit, which could have a material adverse effect on the viability of a project.

Finalization of the state permitting process for the Dewey Burdock Project is subject to hearings with public participation. If the state permits are not issued in a timely manner, or at all, it could have a material adverse impact on the Company’s financial performance, cash flows and results of operations. In addition, the Company will have to assess whether an impairment allowance is necessary, which, if required, could be material.

Please also refer to the “Government Regulation” risk factor for specific risks identified pertaining to the Dewey Burdock Project and the Centennial Project.

Native American involvement in the permitting process

None of the Company’s mineral properties are located within the boundaries of Native American lands or other property interests that are controlled or owned by Native Americans under the jurisdiction of the United States Federal Government. However, under Federal legislation, “historic cultural properties of religious significance that can be identified are to be avoided or activities are to be mitigated such that the essential nature of the properties is not lost to a culture. Throughout the western United States, Indian tribes have had historical relationship with properties that are now owned by private parties, the Federal Government or State Government. In any Federal permitting action on these properties, the agency involved is required to make an effort to communicate with Native American Tribes to determine any areas of “Traditional Cultural Significance”. This process involves “Government to Government” discussions with the potentially affected Native American Tribes; therefore, delays in permitting may occur through this process. In the event that “Traditional Cultural Properties” are identified within a project area, the Company and the agency must determine the best method of development to ensure that disturbances are minimized or mitigated.

Permits received are subject to expiry

Permits granted by the jurisdictions in which enCore operates are typically issued with an expiry date requiring enCore to undertake certain activities within a given time frame in order for the permit to remain valid. While enCore makes every attempt to satisfy the terms and conditions of the permits it is granted, there can be no assurance that unforeseen circumstances may prevent it from doing so, and permits received may expire.

Defects in Title

enCore has investigated its rights to explore and extract minerals from all of its material properties and, to the best of its knowledge, those rights are in good standing. No assurance can be given, however, that enCore will be able to secure the grant or the renewal of existing mineral rights and tenures on terms satisfactory to it, or that governments in the jurisdictions in which enCore operates will not revoke or significantly alter such rights or tenures or that such rights or tenures will not be challenged or impugned by third parties, including local governments, aboriginal peoples or other claimants. Although enCore is not currently aware of any existing title uncertainties with respect to any of its material properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on enCore’s future cash flows, earnings, results of operations and financial condition.

Competition for Properties and Employees

The Company competes with other mining companies and individuals for capital, mining interests on exploration properties and undeveloped lands, acquisitions of mineral resources and reserves and other mining assets. The Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

The Company may be at a competitive disadvantage due to the fact that many of the Company’s competitors have greater financial resources to source mineral properties and attract and retain key executives and employees. Accordingly, there can be no assurance that the Company will be able to compete successfully.

Acquisitions

enCore evaluates from time to time opportunities to acquire uranium mining assets and businesses. These acquisitions may be significant in size, may change the scale of enCore’s business and may expose it to new geographic, political, operating, financial and geological risks. enCore’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of enCore. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of enCore’s ongoing business; the inability of management to maximize the financial and strategic position of enCore through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of enCore’s present shareholders or of its interest in its subsidiaries as a result of the issuance of shares to pay for acquisitions; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that enCore would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions and enCore’s pursuit of any future acquisition may accordingly have a material adverse effect on its business, results of operations, financial condition, cash flows and liquidity.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by enCore except as required by applicable laws and regulations.

Uranium Industry Competition

The international uranium industry is highly competitive. enCore intends to market uranium to utilities in direct competition with supplies available from a relatively small number of mining companies, from excess inventories, including inventories made available from the decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from the Russian Federation is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any future agreements, governmental policies or trade restrictions are beyond the control of enCore and may affect the supply of uranium available to the market.

Competition from Other Energy Sources; Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on enCore.

Volatility and Sensitivity to Uranium Prices

enCore’s future revenues will be directly related to the prices of uranium as its revenues will be derived from uranium mining. The Company’s financial condition, results of operations, earnings and operating cash flows will be significantly affected by the market price of uranium, which is cyclical and subject to substantial short and long-term price fluctuations. Among other factors, uranium prices also affect the value of the Company’s resources, as well as the market price of the Common Shares.

Uranium prices are and will continue to be affected by numerous factors beyond enCore’s control. Such factors include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other former Soviet republics; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and former Soviet republics, Africa and Australia; international wars or conflicts (including Russia’s military invasion of Ukraine); geopolitical developments (including trading and tariff arrangements, sanctions and cybersecurity attacks), terrorism, natural disasters and public health epidemics or pandemics (including the outbreak of COVID-19 globally). The extent and duration of such events and resulting market disruptions cannot be predicted, but could be substantial and could magnify the impact of other risks to the Company. These and other similar events could adversely affect the United States and foreign financial markets and lead to increased market volatility.

If, after the commencement of commercial production, the uranium price falls below the costs of production at enCore’s mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and enCore’s results of operation and financial position. A decline in the uranium price may also require enCore to write down its mineral resources, which would have a material adverse effect on its earnings and profitability.

Hedging activities may not be successful

enCore does not hedge any of its future uranium production but may engage in hedging activities in the future. Hedging activities would be intended to protect enCore from the fluctuations of the price of uranium and to minimize the effect of declines in the uranium price on results of operations for a period of time. Although hedging activities may protect enCore against lower uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

Environment, Health and Safety

enCore’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. In addition, the uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses but also to additional risks uniquely associated with uranium mining and milling. enCore is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. enCore is also subject to various reclamation and other bonding requirements under federal, state, provincial or local air, water quality and mine reclamation rules and permits. Although enCore makes provision for reclamation costs, there is no assurance that these provisions will be adequate to discharge its obligations for these costs. Environmental and employee health and safety laws and regulations have tended to become more stringent over time. Any changes in such laws or in the environmental conditions at enCore’s properties could have a material adverse effect on enCore’s financial condition, cash flow or results of operations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that enCore has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not adversely affect enCore’s business, results of operations, financial condition or prospects.

Litigation and Other Legal Proceedings

The Company is subject to litigation and other legal proceedings arising in the normal course of business and may be involved in disputes with other parties in the future, which may result in litigation. The causes of potential future litigation and legal proceedings cannot be known and may arise from, among other things, business activities, environmental laws, permitting and licensing activities, volatility in stock prices or failure to comply with disclosure obligations. The results of litigation and proceedings cannot be predicted with certainty and may include potential injunctions pending the outcome of such litigation and proceedings. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. Securities class-action litigation often has been brought against companies in periods of volatility in the market price of their securities and following major corporate transactions or mergers and acquisitions. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Government Regulation

The current and future mining operations and exploration and development activities of enCore, particularly uranium mining, are subject to laws and regulations governing worker health and safety, employment standards, mine development, mine safety, exports, imports, taxes and royalties, waste disposal, toxic substances, land claims of indigenous peoples, protection and remediation of the environment, mine decommissioning and reclamation, transportation safety and emergency response and other matters. Each jurisdiction in which enCore has properties regulates mining activities. It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits, licenses and approvals applicable to enCore or its projects, which could have a material and adverse impact on enCore’s current mining operations or planned development projects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies, and any change in these regulations or policies may have a negative impact on enCore’s business or financial condition.

Mineral exploration and the development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending on the location of the project, involve multiple governmental agencies. The receipt, duration, amendment or renewal of such approvals, licenses and permits are subject to many variables outside enCore’s control, including potential legal challenges from various stakeholders such as environmental groups, non- governmental organizations, aboriginal groups or other claimants. The costs and delays associated with obtaining necessary approvals, licenses and permits and complying with these approvals, licenses and permits and applicable laws and regulations could stop or materially delay or restrict enCore from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or approvals, licenses or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations, or material fines, penalties or other liabilities.

Where required, obtaining necessary permits to conduct exploration or mining operations can be a complex and time consuming process and enCore cannot assure whether any necessary permits will be obtainable on acceptable terms, in a timely manner or at all.

Dependence on Key Personnel

enCore is dependent on the services of key management personnel. The loss of any of these key personnel, if not replaced, could have a material adverse effect on enCore’s business and operations. enCore does not currently have key-person insurance on these individuals.

There may be conflicts of interest

enCore’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which enCore may participate, the directors of enCore may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of enCore’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the BCBCA. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of enCore are required to act honestly, in good faith and in the best interests of enCore. In determining whether or not enCore will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which enCore may be exposed and its financial position at that time.

Insurance may not be available to cover the gamut of risks associated with mineral exploration, development and mining

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which enCore’s activities are subject will be available at all or at commercially reasonable premiums. enCore currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. enCore carries liability insurance with respect to its mineral exploration operations which includes a form of environmental liability insurance. Since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive, enCore’s insurance coverage is limited. The payment of any such liabilities would reduce the funds available to enCore. If enCore is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Reliance on Contractors and Experts

In various aspects of its operations, enCore relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while enCore emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to enCore or otherwise operating on enCore’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Global Financial Conditions

There is a risk that cash flow from operations will be insufficient to meet current and future obligations, fund development and construction projects, and that additional outside sources of capital will be required. The volatility of global capital markets, including the general economic slowdown in the mining sector, has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. However, the factors described above may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

As the Company’s operations expand and reliance on global supply chains increases, the impact of pandemics, significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The COVID-19 pandemic and the ongoing conflict in Ukraine, including the global response to the Ukraine conflict as it relates to sanctions, trade embargos and military support, have resulted in significant uncertainty as well as economic and supply chain disruptions. Should another significant variant of COVID-19 develop or the Ukraine conflict go on for an extended period of time or expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

General Inflationary Pressures

Inflationary pressure may also affect Company’s labour, commodity, and other input costs, which could affect the Company’s financial condition. Throughout 2021 and 2022, global inflationary pressures increased caused by the ongoing COVID-19 global pandemic and related lockdowns. Global energy costs have also increased following the invasion of Ukraine by Russia in February 2022. The resulting impact of this is that the Company faces higher costs for key inputs required for its operations. This may be directly through higher transportation costs, as well as indirectly through higher costs of products that rely on energy.

Foreign Exchange Rates

The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities. The price of uranium is quoted in U.S. dollars, and a decrease in value of the U.S. dollar would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective. Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.

Risks Associated with the Selection of Novel Mining Methods

The Company focuses on the ISR mining method for production at its properties. While studies completed to date indicate that ground conditions and the mineral resources estimated to be contained on the Company’s Rosita, Dewey-Burdock, Gas Hills, and Crownpoint-Hosta Butte ISR uranium projects, and the Project are amenable to extraction by way of ISR, actual conditions could be materially different from those estimated based on the Company’s technical studies completed to-date. While industry best practices have been utilized in the development of its estimates, actual results from the application of the ISR mining method may differ significantly. The Company will need to complete substantial additional work to further advance and/or confirm its current estimates for the use of the ISR mining method on its properties. As a result, it is possible that current estimates may not be achieved on any of the Company’s mining properties.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and that trading forum does not offer a formal market but rather facilitates the introduction of buyers to sellers.

The Company may not be able to, once produced, sell uranium at a desired price level for a number of weeks or months. The pool of potential purchasers or sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a sale cycle may take several weeks or months to complete. If the Company determines to sell any physical uranium that it has produced, it may likewise experience difficulties in finding purchasers that are able to accept a material quantity of physical uranium. The inability to sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of the Company.

The Company also intends to hold physical uranium for long-term investment. During this term, the value of the Company’s uranium holdings will fluctuate and accordingly the Company will be subject to losses should it ultimately determine to sell the uranium at prices lower than the acquisition cost. In addition, the Company may incur income statement losses, should uranium prices decrease or foreign exchange rates fluctuate unfavourably in future financial periods. The Company may be required to sell a portion or all of the physical uranium accumulated to fund its operations should other forms of financing not be available to fund the Company’s capital requirements.

The ability to sell and profit from the sale of any eventual acquired uranium or mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand.

Global Demand and International Trade Restrictions

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of the Company and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

Possible Amendments to the General Mining Law

Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended (the “General Mining Law”). Such bills have proposed, among other things, to (i) either eliminate or greatly limit the right to a mineral patent; (ii) significantly alter the laws and regulations relating to uranium mineral development and recovery from unpatented and patented mining claims; (iii) impose a federal royalty on production from unpatented mining claims; (iv) impose time limits on the effectiveness of plans of operation that may not coincide with mine or facility life; (v) impose more stringent environmental compliance and reclamation requirements on activities on unpatented mining claims; (vi) establish a mechanism that would allow states, localities and Native American tribes to petition for the withdrawal of identified tracts of federal land from the operation of the U.S. general mining laws; and (vii) allow for administrative determinations that mining or similar activities would not be allowed in situations where undue degradation of the federal lands in question could not be prevented. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop locatable mineral resources on our patented and unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for construction and development and the economics of existing operating mines and facilities. Passage of such legislation could adversely affect our financial performance.

The U.S. Environmental Protection Agency (the “EPA”) has in recent years announced an intention to propose new rules that, if promulgated, could result in increases in mine surety arrangements to cover currently non-existing and unidentified potential future environmental costs, which could severely impact or render infeasible many existing or prospective mining operations. The EPA dropped this proposal after considering comments received during the public participation process. Nevertheless, there is a risk that similar regulations could be proposed in the future, which could have significant impacts on the Company and the mining industry as a whole.

Information Systems and Cyber Security

The Company’s operations depend upon the availability, capacity, reliability and security of its information technology (“IT”) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. enCore relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plans may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of enCore’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to enCore’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however, these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Disclosure and Internal Controls

Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

We use internal controls over financial reporting to provide reasonable assurance that we authorize transactions, safeguard assets against improper or unauthorized use, and record and report transactions properly. This gives us reasonable assurance that our financial reporting is reliable and prepared in accordance with IFRS. It is impossible for any system to provide absolute assurance or guarantee reliability, regardless of how well it is designed or operated. We continue to evaluate our internal controls to identify areas for improvement and provide as much assurance as reasonably possible.

If we do not satisfy the requirements for internal controls on an ongoing, timely basis, it could negatively affect investor confidence in our financial reporting, which could have an impact on our business and the trading price of our Common Shares. If a deficiency is identified and we do not introduce new or better controls, or have difficulty implementing them, it could harm our financial results or our ability to meet reporting obligations.

Any failure of our internal controls could have an adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely impacted.

Negative Operating Cash Flows

As an exploration company, the Company has no source of operating cash flow and its operations to date have been funded primarily from equity financings. Accordingly, the Company had negative operating cash flow for the financial year ended December 31, 2021 and the interim period ended September 30, 2022. As a result of the expenses to be incurred by the Company in connection with its business objectives for the development of the Company’s material projects, the Company anticipates that negative operating cash flows will continue for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities for its material projects. Other than any proceeds received from the Offering, the Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Benefits Not Realized From Transactions

The Company has completed a number of transactions over the last several years. Despite the Company’s belief that these transactions, and others which may be completed in the future, will be in the Company’s best interest and benefit the Company and its shareholders, the Company may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the prices of its securities.

U.S. Foreign Private Issuer Status

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

United States investors may not be able to obtain enforcement of civil liabilities against the Company

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the BCBCA. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. Holders may be subject to adverse U.S. federal income tax consequences

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the corporation’s income, expenses and assets from time to time and the nature of the activities performed by the corporation’s officers and employees. Based on an analysis of the Company’s activities and income and assets, the Company believes that it was a PFIC for its taxable year ended December 31, 2021, and may continue to be classified as a PFIC for the taxable year ended December 31, 2022, the current taxable year and the foreseeable future. A prospective investor should consult its own tax advisor regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but that may result in an inclusion of gross income without receipt of such income.

Changes in Climate Conditions and Regulatory Regime Could Adversely Affect our Business and Operations

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. We recognize that climate change is a global challenge that may have both favorable and adverse affects on our business in a range of possible ways. Mining and uranium processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, we are impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our uranium and conversion services, the current regulatory trend may result in additional transition costs at some of our operations. A number of government or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulations relating to emissions levels and energy efficiency are becoming more stringent. Changes in legislation and regulation will likely increase our compliance costs.

In addition, the physical risks of climate change may also have an adverse effect at our operations. These may include extreme weather events such as floods, droughts, forest and bush fires, and extreme storms. These physical impacts could require us to suspend or reduce production or close operations and could prevent us from pursuing expansion opportunities. These effects may adversely impact the cost, production, and financial performance of our operations.

We can provide no assurance that efforts to mitigate the risks of climate change will be effective and that physical risks of climate change will not have a material and adverse effect on our earnings, cash flows, financial condition, results of operations, or prospects.

We May Not Realize Any or All of the Anticipated Benefits From the Alta Mesa Acquisition

As part of our business strategy, we expect to see certain near-term benefits, including licensed uranium production facility with licensed and permitted mineral resources that will add to our overall production capacity in South Texas, as well as longer-term opportunities for growth from a large contiguous mineral property that has significant identified mineral resources and the potential for additional mineral resources that could be discovered on that property. Any benefits and growth that we realize from such efforts may differ materially from our estimates. In particular, our estimates of the potential benefits and growth from the Alta Mesa Acquisition are based in part on a valuation of the Project that may differ from the performance of the Project on a going-forward basis. Achieving the benefits of the Alta Mesa Acquisition will depend, in part, on our ability to integrate operations of the Project successfully and efficiently with our business. The challenges involved in this integration, which may be complex and time-consuming, include the following:

●	the diversion of management attention from other important business objective;

●	the ability to locate, hire and retain experienced staff to construct wellfields and safely conduct operation; and

●	the ability to locate, hire and retain experienced contractors to allow efficient delineation drilling and well installation at a necessary rate to meet production needs.

In addition, any benefits that we realize may be offset, in whole or in part, by reductions in revenues, or through increases in other expenses, including costs to achieve our estimated synergies and growth. Our plans for the project following the Alta Mesa Acquisition are subject to numerous risks and uncertainties that may change at any time. We cannot assure you that our initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all. Even if the Alta Mesa Acquisition is consummated, it may take longer than expected to achieve the anticipated benefits and growth and there is no guarantee that the Project will reach near-term production. If the Alta Mesa Acquisition is completed but the Project does not achieve the anticipated benefits and growth or reach near-term production, this may adversely affect the future financial results of the Company.

Risks Related to Financial Matters

enCore has a history of net losses and the availability of additional financing is uncertain

enCore has received no revenue to date from the exploration activities on its properties. enCore will require significant cash and/or alternative financing arrangements in order to develop its assets and meet its ongoing general and administrative costs and exploration commitments and to maintain its mineral property interests, which may require working capital and/or project financing in the future. There can be no assurance that such financing will be available on reasonable terms, if at all, and if available, may be dilutive to existing shareholders. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

There are risks associated with the exploration of, development of, and production from mineral properties

The business of exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the exploration programs on enCore’s current or future mineral properties will result in the discovery of new resources or lead to the development of a commercially viable orebody.

Development of any of enCore’s properties are subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to developing the projects in a timely manner; changes in environmental or other government regulations; currency exchange rates; labor shortages; and fluctuation in metal prices. Furthermore, the economic feasibility of developing a mineral project is based on many factors such as estimation of mineral reserves, tonnage and grade, anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and anticipated capital and operating costs of these projects, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

enCore’s mineral properties have no operating history upon which estimates of future projection and cash operating costs can be based. Estimates of mineral resources, proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques. The results of feasibility studies that derive estimates of capital and operating costs based upon the quantity, grade and configuration of mineral reserves as well as the expected recovery rates of metals from the mineralized material, are subject to change. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to development or operation. The remoteness and restrictions on access of certain of the properties in which enCore has an interest could have an adverse effect on profitability in that infrastructure costs would be higher. There are also physical risks to the exploration personnel working in the rugged terrain, often in poor climate conditions, which can be abated through safety training, adherence to high safety standards and the use of modern communication technologies.

With all mineral operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in laboratory conditions. Development of a mineral property does not assure a profit on the investment or recovery of costs. In addition, extraction hazards or environmental damage could greatly increase the cost of operations, and various operating conditions may adversely affect the production from mineral properties. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological, geotechnical and mechanical conditions. While diligent supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Capital Intensive Industry; Uncertainty of Funding

The development and ongoing operation of mines requires a substantial amount of capital prior to the commencement of, and in connection with, the production of uranium. Such capital requirements relate to the costs of, among other things, acquiring mining rights and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of a deposit, designing and constructing the mine and processing facilities, purchasing and maintaining mining equipment and complying with financial assurance requirements established by various regulatory agencies for the future restoration and reclamation activities for each project. enCore will accordingly have further capital requirements as it proceeds to expand its present mining activities and operations or to take advantage of opportunities for acquisitions. There can be no assurance that enCore will be able to obtain necessary financing in a timely on acceptable terms, if at all.

Currency and exchange rate fluctuations could impact enCore’s financial condition

Currency fluctuations may affect the costs that enCore incurs at its operations which may adversely affect enCore’s cash flows, results of operation and financial condition. enCore raises its funds through equity issuances which are priced in Canadian dollars, and the majority of enCore’s resource property costs are denominated in United States dollars. enCore may suffer losses due to adverse foreign currency fluctuations.

Risks Related to enCore’s Common Shares

Shareholders’ interest in enCore may be diluted in the future

enCore may require additional funds to fund its exploration and development programs and potential acquisitions. If enCore raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

enCore may issue additional common shares in the future pursuant to proposed acquisitions described herein and on the exercise of its outstanding stock options and warrants.

Sales of substantial amounts of enCore’s common shares, or the availability of such common shares for sale, could adversely affect the prevailing market prices for enCore’s securities. A decline in the market prices of enCore’s securities could impair its ability to raise additional capital through the sale of new common shares should enCore desire to do so.

The market price for common shares cannot be assured

Securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm enCore’s profitability and reputation.

enCore does not intend to pay dividends in the foreseeable future

enCore has never paid cash dividends on its common shares. enCore currently intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its common shares for the foreseeable future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any common shares in the foreseeable future. Furthermore, enCore may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

DIVIDENDS AND DISTRIBUTIONS

The Company has not declared or paid any dividends on its Common Shares since its inception. At the present time, the Company intends to retain any earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and on such other facts as the board of directors of the Company may consider appropriate. However, since the Company is currently in a development stage, it is unlikely that earnings, if any, will be available for the payment of dividends in the foreseeable future.

CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value (referred to herein as the “enCore Preferred Shares”). As at December 31, 2022, there were 108,940,051 Common Shares issued and outstanding. As at the date of this AIF, there are 143,225,354 Common Shares issued and outstanding. Nil enCore Preferred Shares are issued and outstanding as at the date of this AIF.

The Common Shares are subject to the following rights, privileges, restrictions and conditions:

a)	the holders of the Common Shares are entitled to receive notice of, and attend at, and to vote in person or by proxy at general meetings of enCore shareholders and will be entitled to one vote for each such enCore Share held;

b)	subject to the rights of the enCore Preferred Shares as determined by the directors and in accordance with enCore’s Articles, the directors may, in their discretion, at any time and from time to time declare and cause enCore to pay dividend on the Common Shares; and

c)	subject to the rights, privileges, restrictions and conditions attaching to the enCore Preferred Shares, in the event of liquidation or dissolution of enCore or other distribution of assets of enCore among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Common Shares will be entitled to share equally, share for share, in the distribution of the remaining property and assets of enCore.

The rights and restrictions attached to the Common Shares may be altered by resolutions of the enCore Board, subject to the Business Corporations Act (British Columbia).

The enCore Preferred Shares are subject to the following rights, privileges, restrictions and conditions:

a)	the enCore Preferred Shares may from time to time be issued in one or more series and subject to the following provisions, the directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of enCore Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, and the directors may, by resolution, authorize and cause enCore to alter its Notice of Articles to reflect any creation of one or more series or other change in the authorized shares structure of enCore;

b)	the enCore Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of enCore, whether voluntary or involuntary, or any other return of capital or distribution of the assets of enCore among its shareholders for the purposes of winding-up its affairs, rank on the parity with the enCore Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of enCore ranking junior to the enCore Preferred Shares. The enCore Preferred Shares of any series may also be given such other preferences, not inconsistent with enCore’s Articles, over the Common Shares and any other shares of enCore ranking junior to such enCore Preferred Shares as may be fixed in accordance with enCore’s Articles;

c)	if any cumulative dividends or amounts payable on the return of capital in respect of a series of enCore Preferred Shares are not paid in full, all series of enCore Preferred Shares will participate rateably in respect of accumulative dividends and return of capital; and

d)	unless the directors otherwise determine in the Articles or Notice of Articles designating a series, the holder of each share of a series of enCore Preferred Shares will not, except as otherwise specifically provided in the BCBCA, be entitled to receive notice of or vote at any meeting of the enCore shareholders.

The rights and restrictions attached to the enCore Preferred Shares may be altered by resolutions of the enCore Board, subject to the Business Corporations Act (British Columbia).

As at December 31, 2022, the Company had 7,235,646 stock options to purchase Common Shares outstanding as follows:

Number Issued	Exercise Price ($)	Expiry Date
15,000	$1.920	31-Dec-22
10,000	$1.840	31-Dec-22
8,750	$1.398	31-Dec-22
29,062	$2.400	31-Dec-22
50,000	$1.920	7-Feb-23
31,250	$1.840	7-Feb-23
40,624	$1.398	7-Feb-23
50,780	$2.400	7-Feb-23
125,001	$0.180	15-May-23
135,625	$1.920	22-Aug-23
35,834	$0.370	8-Jan-24
16,667	$0.400	27-Mar-24
121,875	$1.840	23-May-24
1,072,915	$0.450	3-Jun-24
166,561	$1.398	19-May-25
955,000	$0.615	20-May-25
50,000	$1.050	1-Sep-25
475,000	$1.349	10-Sep-25
25,000	$1.200	5-Oct-25
33,333	$1.245	25-Nov-25
13,333	$1.440	7-Dec-25
53,333	$2.820	28-Jan-26
145,000	$3.240	26-Feb-26
208,201	$2.400	13-May-26
145,002	$4.320	26-May-26
66,666	$5.760	19-Oct-24
33,333	$5.400	1-Dec-26
31,667	$5.190	3-Dec-26
16,667	$5.010	10-Jan-27
2,346,667	$4.200	14-Feb-27
95,833	$4.710	31-Mar-24
83,333	$4.320	2-May-27
166,667	$3.750	1-Jun-27
133,333	$3.210	15-Jul-27
148,334	$3.650	1-Nov-27
50,000	$3.250	14-Nov-27
50,000	$3.300	19-Dec-27

As at the date of this AIF, enCore has 7,067,071 stock options issued and outstanding.

As at December 31, 2022, the Company had 8,844,506 share purchase warrants to purchase Common Shares of the Company outstanding as follows:

Number Issued	Exercise Price	Expiry Date
84,384	$2.22	31-Dec-22
67,917	$1.59	17-Apr-23
1,292,111	$1.80	22-Oct-23
158,917	$3.00	9-Mar-24(1)
2,271,896	$3.90	9-Mar-24
3,267,974	$6.00	25-Mar-24
351,307	$4.59	25-Mar-24(2)
283,500	$3.25	14-May-25(3)
1,066,500	$3.91	14-May-25(4)

Notes:

(1)	Broker warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.00 for 36 months.
(2)	Broker warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $4.59 for 36 months.

(3)	Broker warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.25. Expiry date is May 14, 2025
(4)	Broker warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.91 Expiry date is May 14, 2025.

As at the date of this AIF, enCore has 37,260,364 warrants issued and outstanding

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the TSX-V under the symbol “EU” and on OTCQB under the symbol “ENCUF”. The following table shows the high and low closing prices and total trading volume of the Common Shares on the TSX-V on a monthly basis for the financial year ended December 31, 2022:

	TSX-V (prices in Canadian dollars)
Month	High	Low	Volume
January 2022	1.85	1.30	12,866,325
February 2022	1.55	1.25	11,434,859
March 2022	1.73	1.42	19,333,171
April 2022	1.87	1.41	14,187,603
May 2022	1.54	1.04	16,439,783
June 2022	1.44	1.08	11,194,597
July 2022	1.36	1.03	10,583,035
August 2022	1.52	1.18	9,961,748
September 2022	4.41	1.37	8,580,622
October 2022	3.82	3.21	2,280,781
November 2022	3.60	2.84	2,724,108
December 2022	3.38	3.02	2,637,676

The outstanding Common Shares were traded on the OTCQB Venture Market under the symbol “ENCUF” during the most recently completed financial year. The following table sets forth the closing price ranges and trading volume of the Common Shares as reported by the OTCQB Venture Market on a monthly basis for the financial year ended December 31, 2022:

	OTCQB (prices in US$)
Month	High	Low	Volume
January 2022	1.47	0.9747	8,962,564
February 2022	1.2274	0.9951	5,436,237
March 2022	1.36	1.12	10,194,994
April 2022	1.49	1.10	7,872,506
May 2022	1.22	0.8155	9,583,541
June 2022	1.15	0.837	5,339,459
July 2022	1.06	0.79	4,748,587
August 2022	1.135	0.902	5,050,630
September 2022	1.12	1.05	2,701,944
October 2022	2.80	2.35	739,344
November 2022	2.6313	2.13	2,925,338
December 2022	2.49	2.18	2,466,894

Prior Sales

The following table summarizes the issuances of securities convertible into Common Shares in the 12-month period prior to the year ended December 31, 2022.

Date of issue or grant	Type of Securities	Number of Securities	Issue or Exercise Price of Security	Description of Transaction

January 10, 2022	Options	50,000	$1.67	Option Grant

January 11, 2022	Common Shares	15,000	$1.30	Warrant Exercise

January 28, 2022	Common Shares	580,043	$1.38	Shares for Debt

February 14, 2022	Options	7,090,000	$1.40	Option Grant

February 21, 2022	Common Shares	48,750	$0.74	Warrant Exercise

February 23, 2022	Common Shares	250,000	$0.225	Warrant Exercise

February 28, 2022	Common Shares	26,906	$0.82	Warrant Exercise

March 11, 2022	Common Shares	16.875	$0.853	Option Exercise

March 11, 2022	Common Shares	100,000	$0.225	Warrant Exercise

March 11, 2022	Common Shares	70,312	$0.74	Warrant Exercise

March 17, 2022	Common Shares	93,750	$0.74	Warrant Exercise

March 18, 2022	Common Shares	15,000	$0.06	Option Exercise

March 18, 2022	Common Shares	10,000	$0.125	Option Exercise

March 18, 2022	Common Shares	11,250	$0.205	Option Exercise

March 25, 2022	Common Shares	19,607,842	$1.53	Prospectus Offering

March 25, 2022	Warrants	9,803,921	$2.00	Prospectus Offering

March 25, 2022	Warrants	1,053,922	$1.53	Underwriters Compensation Options (Prospectus Offering)(1)

March 30, 2022	Common Shares	25,000	$0.225	Warrant Exercise

March 31, 2022	Options	287,500	$1.57	Option Grant

April 6, 2022	Common Shares	50,000	$0.10	Option Exercise

April 6, 2022	Common Shares	938,272	$0.15	Broker Warrant Exercise

April 7, 2022	Common Shares	7,500	$0.853	Option Exercise

Date of issue or grant	Type of Securities	Number of Securities	Issue or Exercise Price of Security	Description of Transaction

April 8, 2022	Common Shares	850,000	$0.225	Warrant Exercise

April 13,2022	Common Shares	25,000	$0.225	Warrant Exercise

April 18, 2022	Common Shares	31,250	$0.60	Warrant Exercise

April 18, 2022	Common Shares	18,750	$0.74	Warrant Exercise

April 19, 2022	Common Shares	154,913	$0.40	Broker Warrant Exercise (2)

April 19, 2022	Warrants	77,456	$0.60	Broker Warrant Exercise (2)

April 19, 2022	Common Shares	56,250	$0.853	Option Exercise

April 21, 2022	Common Shares	16,875	$0.853	Option Exercise

May 2, 2022	Options	250,000	$1.440	Option Grant

May 3, 2022	Common Shares	250,000	$0.225	Warrant Exercise

May 4, 2022	Common Shares	45,000	$0.20	Option Exercise

May 4, 2022	Common Shares	357,000	$0.225	Warrant Exercise

May 5, 2022	Common Shares	150,000	$0.853	Option Exercise

May 5, 2022	Common Shares	50,000	$0.225	Warrant Exercise

May 6, 2022	Common Shares	40,000	$0.10	Option Exercise

May 6, 2022	Common Shares	50,000	$0.225	Warrant Exercise

May 9, 2022	Common Shares	100,000	$0.225	Warrant Exercise

May 10, 2022	Common Shares	37,500	$0.853	Option Exercise

May 10, 2022	Common Shares	20,000	$0.10	Option Exercise

May 11, 2022	Common Shares	75,000	$0.10	Option Exercise

May 16, 2022	Common Shares	45,000	$0.853	Option Exercise

May 16, 2022	Common Shares	40,000	$0.20	Option Exercise

May 18, 2022	Common Shares	9,375	$0.853	Option Exercise

May 26, 2022	Common Shares	112,500	$0.853	Option Exercise

May 26, 2022	Common Shares	90,000	$0.20	Option Exercise

May 26, 2022	Common Shares	12,500	$0.205	Option Exercise

Date of issue or grant	Type of Securities	Number of Securities	Issue or Exercise Price of Security	Description of Transaction

June 1, 2022	Options	500,000	$1.250	Option Grant

June 3, 2022	Common Shares	40,000	$0.20	Option Exercise

June 8, 2022	Common Shares	110,000	$0.20	Option Exercise

June 13, 2022	Common Shares	50,000	$0.20	Option Exercise

July 15, 2022	Options	400,000	$1.070	Option Grant

July 27, 2022	Common Shares	61,875	$0.64	Option Exercise

July 29, 2022	Common Shares	131,250	$0.613	Option Exercise

July 29, 2022	Common Shares	121,875	$0.466	Option Exercise

July 29, 2022	Common Shares	152,343	$0.80	Option Exercise

August 8, 2022	Common Shares	31,875	$0.64	Option Exercise

August 8, 2022	Common Shares	48,750	$0.466	Option Exercise

August 8, 2022	Common Shares	37,500	$0.613	Option Exercise

August 31, 2022	Common Shares	5,000	$0.15	Option Exercise

September 8, 2022	Common Shares	300,000	$0.20	Option Exercise

September 9, 2022	Common Shares	84,375	$0.64	Option Exercise

September 9, 2022	Common Shares	56,250	$0.61	Option Exercise

September 9, 2022	Common Shares	73,125	$0.47	Option Exercise

September 9, 2022	Common Shares	91,406	$0.80	Option Exercise

September 14, 2022	n/a	n/a	n/a	Share Consolidation (3)

November 1, 2022	Options	148,334	$3.65	Option Grant

November 10, 2022	Common Shares	51,368	$1.20	Broker Warrant Exercise (3)

November 10, 2022	Warrants	25,819	$1.80	Broker Warrant Exercise (3)

November 14, 2022	Options	50,000	$3.25	Option Grant

November 16, 2022	Common Shares	291,666	$1.559	Warrant Exercise

November 22, 2022	Common Shares	177,455	$2.22	Warrant Exercise

November 23, 2022	Common Shares	250,612	$2.22	Warrant Exercise

Date of issue or grant	Type of Securities	Number of Securities	Issue or Exercise Price of Security	Description of Transaction

November 24, 2022	Common Shares	4,346	$2.22	Warrant Exercise

November 25, 2022	Common Shares	1,125	$2.22	Warrant Exercise

November 25, 2022	Common Shares	28,819	$1.80	Warrant Exercise

November 30, 2022	Common Shares	62,500	$2.22	Warrant Exercise

December 2, 2022	Common Shares	117,457	$2.22	Warrant Exercise

December 5, 2022	Common Shares	18,750	$1.92	Option Exercise

December 5, 2022	Common Shares	12,500	$1.84	Option Exercise

December 5, 2022	Common Shares	16,250	$1.398	Option Exercise

December 5, 2022	Common Shares	20,312	$2.40	Option Exercise

December 6, 2022	Common Shares	8,861	$2.22	Warrant Exercise

December 9, 2022	Common Shares	3,843	$2.22	Warrant Exercise

December 12, 2022	Common Shares	12,500	$1.84	Option Exercise

December 12, 2022	Common Shares	16,250	$1.398	Option Exercise

December 12, 2022	Common Shares	16,250	$2.40	Option Exercise

December 19, 2022	Options	50,000	$3.30	Option Grant

December 19, 2022	Common Shares	812	$1.398	Option Exercise

December 19, 2022	Common Shares	1,667	$2.40	Option Exercise

December 22, 2022	Common Shares	62,500	$0.60	Option Exercise

December 22, 2022	Common Shares	18,750	$1.92	Option Exercise

December 22, 2022	Common Shares	12,500	$1.84	Option Exercise

December 22, 2022	Common Shares	16,250	$1.398	Option Exercise

December 22, 2022	Common Shares	30,312	$2.40	Option Exercise

December 22, 2022	Common Shares	6.250	$2.22	Warrant Exercise

December 23, 2022	Common Shares	16,718	$2.22	Warrant Exercise

December 28, 2022	Common Shares	12,343	$2.22	Warrant Exercise

December 28, 2022	Common Shares	37,500	$1.59	Warrant Exercise

December 30, 2022	Common Shares	18,750	$1.92	Option Exercise

Notes:

(1)	Each Compensation Option is exercisable to acquire one common share at and exercise price of $1.53 per share until March 25, 2024.
(2)	Each broker unit warrant is exercisable into a unit (comprised of one Common Share and one-half of one Common Share purchase warrant) at an exercise price of $0.60 until October 22, 2023.
(3)	Effective September 14, 2022, The Company completed a share consolidation on a basis of one new share for every three former shares.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

There were no securities of any class of securities issued by the Company held in escrow or otherwise subject to contractual restriction on transfer as at December 31, 2022, with the exception that all of the directors and officers of the Company entered into lock-up agreements with the underwriters pursuant to the financing that occurred in December of 2022, whereby they agreed not to sell or transact in their Shares for a period expiring 120 days from February 14, 2023 without the consent of the underwriters.

As of the date of the AIF, no securities of any class of securities of enCore are held in escrow or are anticipated to be held in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, municipality of residence and principal occupation during the last five years for those persons who are currently directors and officers of enCore:

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Dennis E. Stover(6)(7)(8) Director and Chief Technical Officer Oklahoma, USA	Chief Technical Officer of enCore since October 2020; CEO of the Company from August 2014 to October 2020.	February 9, 2012	280,500

William M. Sheriff (6)(7)(9) Director and Executive Chairman British Columbia, Canada	Chairman of enCore since 2009 and Executive Chairman of enCore since January 2019. Executive Chairman of Golden Predator Mining Corp from April 2014 to September 2021. Director of Exploits Discovery Corp. since October 2020. Chairman of Sabre Gold Mines Corp. since September 2021.	October 30, 2009	2,025,722

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
William B. Harris (3)(4)(5)(7) Director Florida, USA	Partner of Solo Management Group, LLC, an investment management and financial consulting company since 1998. Director of Scandium International Mining Corp. since 2007.	October 30, 2009	201,111

Mark S. Pelizza (4)(5)(8) Director Texas, USA	Principal of M.S. Pelizza & Associates since September 2014. Professional Geoscientist and Certified Professional Geologist.	December 18, 2014	345,000(2)

Richard M. Cherry (3)(4)(8) Director Oklahoma, USA	Independent consultant since April of 2006. Professional Engineer.	December 31, 2014	31,667

W. Paul Goranson (6)(7)(9) Director and CEO Texas, USA	Professional Engineer; CEO of enCore since October 2020; Chief Operating Officer for Energy Fuels Resources (USA) Inc. from June 2015 to August 2020.	September 14, 2020	309,195

Carrie Mierkey(9) CFO Texas, USA	Certified Public Accountant with over 13 years of experience in finance for both private and public companies; former corporate controller of Motion & Flow Control Products, Inc.	-	297

Susan Hoxie-Key(3)(5) Director Alabama, USA	Consulting Engineer, Nuclear Fuel Department, Southern Nuclear Operating Company, Inc.	June 22, 2022	Nil

Peter Luthiger Chief Operating Officer Texas, USA	Director of Texas Operations for Energy Fuels, Inc.	-	Nil

Greg Zerzan(9) Chief Administrative Officer, Corporate Secretary Texas, USA	Principal Deputy Solicitor of the United States Department of the Interior	-	Nil

Notes:

(1)	The information as to principal occupation, business or employment and common shares beneficially owned or controlled has been provided by the nominees themselves or obtained through SEDI.
(2)	166,667 of these Common Shares are held indirectly by Mark Pelizza through The Pelizza Family Limited Partnership.
(3)	A member of the Audit Committee.
(4)	A member of the Compensation Committee.
(5)	A member of the Governance and Nominating Committee
(6)	A member of the Option Grant Committee
(7)	A member of the Investment Committee.
(8)	A member of the Health, Safety, Environment and Sustainability Committee.
(9)	A member of the Disclosure Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a personal holding company of such person is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes herein, “order” means

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities to affect materially the control of the Company, or a personal holding company of such person:

(a)	is, as at the date of the AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including your company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. The directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of the Company’s knowledge, and other than as disclosed above and elsewhere in this AIF, there are no known existing or potential conflicts of interest among the Company, its subsidiaries, directors and officers or other members of management of the Company or its subsidiaries as a result of their outside business interests.

Audit Committee Information

Pursuant to the Section 224(1) of the British Columbia Business Corporations Act and National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”), the Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company as a venture issuer, to disclose annually its information circular certain information concerning the composition of its audit committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Audit Committee’s charter is attached as Schedule “A” to this AIF.

Composition of the Audit Committee and Independence

The Company’s current Audit Committee consists of William B. Harris (Chair), Richard M. Cherry and Susan Hoxie-Key.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment. All of the Company’s current Audit Committee members are “independent” within the meaning of NI 52-110. NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

All members of the Audit Committee have:

●	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and provisions;

●	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

●	an understanding of internal controls and procedures for financial reporting.

The relevant education and/or experience of each member of the Audit Committee is described below:

William B. Harris - Mr. Harris is a partner of Solo Management Group, LLC, an investment and management consulting firm. He is currently a director of Scandium International Mining Corp. He was previously a board and Audit Committee member of Gold One International Limited, Potash One Inc., and Energy Metals Corporation, Chairman and Executive Committee member of the American Fiber Manufacturers Association, and former President and CEO of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. At Hoechst Fibers Worldwide, Mr. Harris managed the business’ $5 billion operation, comprised of 21,000 employees and production locations in 14 different countries. Within Hoechst AG and its subsidiaries, Mr. Harris held various positions, including Chairman of the Board of Grupo Celanese S.A., a publicly traded company in Mexico with sales in excess of $1 billion, and VP Finance, CFO, Executive VP and Director of Celanese Canada Inc. a publicly-traded company in Canada. He was also VP, Treasurer and Chairman of the Audit Committee of Hoechst Celanese Corporation. Mr. Harris is a graduate of Harvard College (BA in English) and Columbia University Graduate School of Business (MBA in Finance).

Richard M. Cherry – Mr. Cherry is a veteran executive of the nuclear industry, having worked for several leading companies in the areas of uranium mining, production, conversion, marketing and power generation operations for 40 years. He is currently a consultant to the uranium mining industry. Mr. Cherry previously served as President and CEO of Cotter Corporation and Nuclear Fuels Corporation, both affiliates of General Atomics Corporation. Mr. Cherry was responsible for all aspects of Cotter’s mining and milling operations in Colorado, including uranium and vanadium ores with over 200 employees. His participation in Nuclear Fuels Corporation made him responsible for the worldwide uranium marketing efforts for all General Atomics’ affiliates. Mr. Cherry also served as Vice President of ConverDyn and Nuclear Fuels Corporation. ConverDyn is a joint venture between Honeywell International and General Atomics focused on marketing uranium conversion services to large electrical utilities worldwide. Mr. Cherry has international experience having served UG, U.S.A Inc. of Atlanta, Georgia as Vice President. UG U.S.A Inc. is the US subsidiary of the German uranium trading company based in Frankfurt, which trades all forms of nuclear fuel. Mr. Cherry also served as the Regional Director-Far East for Sequoyah Fuels Corporation marketing the Company’s uranium conversion services to clients in Japan, South Korea and Taiwan. Mr. Cherry also previously served as CEO & President of Zenith Minerals, a private uranium mining company, CEO & Director of Uranium International, and served on the board of Sequoyah Fuels Corporation. Mr. Cherry held various management and technical positions at Kansas Gas and Electric for the Wolf Creek Nuclear Generating Station as it progressed from construction through start-up and power generation, he was responsible for all commercial and technical areas required to secure and design nuclear fuel. Mr. Cherry holds an M.S. in Mechanical Engineering from Wichita State University and a B.S. in Engineering Physics from the University of Oklahoma. He is a Licensed Professional Engineer (State of Kansas) and a Member of the American Nuclear Society and has made presentations at industry conferences including the Nuclear Energy Institute.

Susan Hoxie-Key – Ms. Hoxie-Key is a proven nuclear industry leader, with more than 40 years of engineering experience covering nuclear core design, nuclear fuel-related licensing, nuclear fuel procurement, oversight of nuclear fuel-related engineering products, and direct support of reactor operations. She worked for Southern Nuclear Operating Company (SNC) for 31 years, where she directed and conducted complex multi-disciplinary projects involving in-reactor fuel performance, fuel procurement, fuel-related licensing, and core design. She also served as the SNC lead for nuclear industry efforts to increase the uranium enrichment limit above 5 weight percent and to increase the current licensed fuel burnup limit. Ms. Hoxie-Key was a 2008 winner of the American Nuclear Society (ANS) Oestmann Achievement Award for technical achievement in the fields of nuclear science, engineering, research or education. She has also held numerous nuclear industry leadership roles across the years, including Chairman of the World Nuclear Fuel Market (WNFM) Board of Governors between June 2016 and June 2018, and member of the Nuclear Energy Institute (NEI) Accident Tolerant Fuel Safety Benefits and Licensing Task Forces. Ms. Hoxie-Key earned her bachelor’s degree in nuclear engineering from Mississippi State University and her master’s degree in nuclear engineering from Georgia Institute of Technology. She is a registered Professional Engineer in Alabama and Georgia.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

(b)	the exemption in section 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer);

(c)	the exemption in section 6.1.1(5) (Events Outside Control of Member);

(d)	the exemption in section 6.1.1(6) (Death, Incapacity or Resignation), or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

The Company has also not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or section 3.8 (Acquisition of Financial Literacy).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Davidson & Company LLP, Chartered Professional Accountants, for services rendered in the last two financial years:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2022	$175,110	$Nil	$Nil	$54,154
December 31, 2021	$136,647	$Nil	$Nil	$Nil

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial years for audit fees.
(2)	“Audit related fees” include the aggregate fees billed in each of the last two financial years noted above for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two financial years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two financial years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings to which the Company is or was a party, or to which the Company’s property is or was subject of, either during the financial year ended December 31, 2022, and as of the date hereof, nor is the Company aware that any such proceedings are contemplated.

REGULATORY ACTIONS

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2022.

There have been no other penalties or sanctions imposed by a court or regulatory body against the Company during the year ended December 31, 2022 that would likely be considered important to a reasonable investor in making an investment decision.

There have been no settlement agreements that the Company has entered into before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2022.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No informed person (a director, officer or holder of more than 10% of the Company’s issued and outstanding Common Shares) or any associate or affiliate of any informed person had any interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries, within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and Registrar for the Common Shares is Computershare Trust Company of Canada, located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. enCore has not appointed a Registrar and transfer agent for the enCore Preferred Shares, and there are no such shares issued and outstanding.

MATERIAL CONTRACTS

The following is a description of each material contract entered into by the Company since the beginning of the last financial year ended December 31, 2022, or before the last financial year, if such material contract is still in effect:

●	Warrant indenture dated as of December 6, 2022, as supplemented by a supplemental warrant indenture dated February 3, 2023 between the Company and Computershare Trust Company of Canada;

●	Subscription receipt agreement dated December 6, 2022, and as amended on January 25, 2023 among the Company, Computershare Trust Company of Canada as Subscription Receipt Agent, and Canaccord Genuity Corp., on their own behalf and on behalf of Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc.;

●	Underwriting agreement dated December 6, 2022, and as amended on January 25, 2023 among the Company, Canaccord Genuity Corp. and Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc.

●	Membership interest purchase agreement by and among EFR White Canyon Corp., enCore Energy Corp., and enCore Energy US Corp. dated November 13, 2022;

●	Warrant indenture dated as of March 25, 2022 between the Company and Computershare Trust Company of Canada; and

●	The underwriting agreement dated March 7, 2022 among the Company, Clarus Securities Inc., as lead underwriter and sole book-runner, together with PI Financial Corp., and Red Cloud Securities Inc.

Copies of the above noted agreements have been filed under the Company’s profile on www.SEDAR.com.

A copy of any material contract or report may be inspected during normal business hours at the Company’s records office.

INTERESTS OF EXPERTS

Names of Experts

The following experts have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the year ended December 31, 2021, whose profession or business gives authority to the report, valuation, statement or opinion made by such expert.

The following are the qualified persons involved in preparing the NI 43-101 Technical Reports or who certified a statement, report or valuation from which certain scientific and technical information relating to the enCore’s material mineral projects contained in this AIF has been derived, and in some instances extracted from:

●	Douglas L. Beahm, P.E., P.G., BRS Inc. and Terence P. McNulty, PE, PHD, McNulty and Associates prepared the Marquez-Juan Technical Report;

●	Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E. prepared the Crownpoint and Hosta Butte Technical Report;

●	Matthew Yovich, P.E. of Woodard & Curran and Steve Cutler, P.G. of Roughstock Mining Services, LLC prepared the Dewey Burdock Technical Report;

●	Ray Moores, P.E. of Western Water Consultants Inc. and Steve Cutler, P.G. of Roughstock Mining Services, LLC prepared the Gas Hills Technical Report; and

●	Douglas Beahm, P.E. P.G., BRS Inc. prepared the Altea Mesa Technical Report.

The named experts held, directly or indirectly, less than one percent of the issued and outstanding common shares of enCore or Azarga, as applicable, at the time of the preparation of the Technical Reports. The authors have reviewed and approved the technical and scientific information include in this AIF, which has been summarized from the Technical Reports.

Davidson & Company LLP Chartered Professional Accountants, located at Suite 1200 – 609 Granville Street, Vancouver, BC V7Y 1G6 Canada, audited the financial statements of the Company for its financial year ended December 31, 2020. Davidson & Company LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Interests of Experts

To the knowledge of the Company based on information provided by the experts, none of the experts named above, at the time of preparing the applicable report, valuation, statement or opinion, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates in connection with the preparation or certification of any report, valuation, statement or opinion prepared by such person.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2022.

These documents may be obtained upon request from the Company’s head office, or may be viewed on the Company’s website (www.enCoreresourcecorp.com) or on the SEDAR website (www.sedar.com).

Schedule A

Charter of the Audit Committee of

enCore Energy Corp.

ENCORE ENERGY CORP.

CHARTER OF THE AUDIT COMMITTEE

(As approved by the Board on January 11, 2023)

The responsibilities and composition requirements of audit committees are as set out in the Canadian Securities Administrators’ National Instrument 52-110Audit Committees (“NI 52-110”), the listing rules of the TSX Venture Exchange and the NYSE American LLC, as applicable (the “Listing Rules”) and the rules and regulations promulgated by the Canadian Securities Administrators and the United States Securities and Exchange Commission (“SEC”).

Audit Committee Mandate

The Audit Committee (the “Committee”) is a committee established and appointed by and among the Board of Directors (the “Board”) of enCore Energy Corp. (the “Company”) to assist the Board in fulfilling its financial oversight responsibilities of the Company. In so doing, the Committee provides an avenue of communication among the independent external auditor, management, and the Board. The Committee’s purpose is to review, consider and ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives, the Audit Committee oversees relations with the independent external auditor and the accounting and financial reporting processes of the Company and audits of financial statements of the Company.

Responsibilities

The Committee’s primary duties and responsibilities are as follows:

1.	The appointment, compensation, retention and oversight of the independent external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including approval, prior to the auditor’s audit, of the auditor’s work plan and scope of the auditor’s review and all related fees. The external auditor shall report directly to the Committee. In carrying out this duty, the Committee shall be directly responsible for:

(a)	nominating the external auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	reviewing (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	reviewing the performance of the external auditor and determining the appointment or discharge of the external auditors;

(d)	determining the compensation to be paid to the external auditors; and

(e)	reviewing and confirming the independence of the external auditors by reviewing the non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) provided and the external auditors’ assertion of their independence in accordance with professional standards.

2.	Overseeing the work of the independent external auditor engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	Consulting with the Company’s Chief Financial Officer for the hiring of any Member of the Audit Engagement Team to a Financial Reporting Oversight Role in the Company (as such terms are defined in the Company’s Policy for Hiring Members (or Former Members) of Independent Public Auditors).

4.	Pre-approving all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

5.	Delegating, at the Committee option, to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

6.	Reviewing the Company’s annual financial statements, management’s discussion and analysis (“MD&A”), auditor’s report (if any) prepared in relation to those financial statements, and annual earnings press releases, and any other set of financial statements which will be released to shareholders, other security holders or regulatory agencies and/or which will form part, either directly or by reference, of any registration statement, including a prospectus or prospectus supplement, offering circular, information circular, proxy statement, annual information form (“AIF”), or annual report filed with the SEC, British Columbia Securities Commission (the “BCSC”) or any other securities regulatory authority, before recommending them to the Board for approval and before such documents are published and publicly disclosed by the Company. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

Annual Financial Statements

(c)	prior to public disclosure, review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e)	review MD&A respecting the annual reporting period prior to its public disclosure.

7.	Reviewing and approving the Company’s interim financial statements, MD&A and interim earnings press releases or quarterly reports filed with the SEC, BCSC or any other securities regulatory authority and report to the Board, before such documents are published and publicly disclosed by the Company.

8.	In accordance with the Company’s Corporate Disclosure Policy, reviewing all financial material documents and certain disclosures in advance of their public release by the Company.

9.	Satisfying itself that adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

10.	The Committee must satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in 5 above, and must periodically assess the adequacy of those procedures.

11.	Establishing procedures (the “Whistleblower Policy”) for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

12.	Reviewing and evaluating the Company’s Whistleblower Policy on a periodic basis to determine whether it is effective in providing a confidential and anonymous procedure to report violations or Complaints regarding accounting, internal accounting controls or auditing matters. The Chair of the Committee will review and consider any complaints or concerns submitted in accordance with the Whistleblower Policy and the Company’s Code of Business Conduct and Ethics.

13.	Reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Company.

14.	Ensuring the receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1 or the standards set by the Public Company Accounting Oversight Board (the “PCAOB Standards”), as applicable, actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may affect the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditor.

15.	Prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, reviewing and discussing with management and the external auditor the quality of the Company’s accounting policies and financial statement presentation, including (without limitation) the following:

(a)	all critical accounting policies and practices to be used, including without limitation the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may affect those determinations, as well as an assessment of any proposed modifications by the external auditor that were not made;

(b)	all alternative accounting treatments for policies and practices that have been discussed by management and the external auditor; and

(c)	other material written communications between the external auditor and management, including (without limitation) any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as reported to the Committee by the Chief Financial Officer on an annual basis, or more frequently if required (to include, at a minimum, an evaluation and status of remediation of any significant deficiencies or material weaknesses, if any), as well as the engagement letter and the independence letter.

16.	Reviewing annually the accounting principles and practices followed by the Company and any changes in the same as they occur, and reviewing new accounting principles of the Chartered Professional Accountants Canada and the International Financial Reporting Standards or under the United States generally accepted accounting principles (“GAAP”), or PCAOB Standards, as applicable, that have a significant impact on the Company’s financial reporting as reported to the Committee by management.

17.	Reviewing the status of material contingent liabilities, potentially significant tax issues, and any errors or omissions in the current or prior years’ financial statements that appear material, as reported to the Committee by management.

18.	Overseeing management’s design, testing, implementation and maintenance of the Company’s internal controls and management information systems and reviewing the adequacy and effectiveness thereof.

19.	Ensuring that significant findings and recommendations made by management and external auditor are received by the Committee and discussed on a timely basis.

20.	Overseeing and enforcing the Code of Ethics for the Chief Executive Officer, senior financial officers and other officers of the Company, subject to supervision by the Board.

21.	Querying management and the external auditor as to any activities that may appear to be illegal or unethical, and review with management and the external auditor any frauds reported to the Committee, as appropriate.

22.	Reviewing the results of the annual fraud risk assessment conducted by executive management, with participation from legal, finance, information systems and operations, for the purpose of ensuring that significant fraud risks, if any, are sufficiently identified, properly prioritized, effectively mitigated by internal controls and consistently monitored.

23.	Confirming on an annual basis whether the objectives of the fraud risk assessment have been achieved.

24.	Reporting and making recommendations to the Board, as the Committee considers appropriate.

25.	Approving the Company’s Disclosure Controls and Procedures and review report from the Disclosure Committee regarding the Company’s Corporate Disclosure Policy and Disclosure Controls and Procedures.

26.	Performing other oversight functions as requested by the Board.

Authority of the Committee

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. The Company must also provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have the authority to communicate directly with the independent external auditor.

Composition

The Committee members shall meet the requirements of the BCSC, the TSX Venture Exchange (the “TSXV”), the SEC and the NYSE American LLC, as required. The Audit Committee shall consist of at least three (3) Directors. All members of the Audit Committee shall be “independent” in accordance with NI 52-110, the Listing Rules and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall meet all other requirements of the Listing Rules. All members must be able to read and understand fundamental financial statements (including a company’s balance sheet, income statement, and cash flow statement), the Chair of the Audit Committee shall be “financially literate” as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy. An individual will be considered financially literate if he or she has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be expected to be raised by the Company’s financial statements. At least one member of the Committee must qualify as an “Audit Committee Financial Expert,” as defined from time to time by the SEC, which member shall also thereby qualify as “financially sophisticated,” in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A quorum shall consist of not less than two (2) members of the Audit Committee.

The Board shall designate the Chair of the Committee annually. Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify as a member under any applicable law, rule or regulation shall cease to be a member of the Committee. Subject to the foregoing, each Member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

Remuneration

No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors’ fees or committee member fees (which fees may include cash, options or other in-kind consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

●	The Committee shall meet on at least a quarterly basis annually (i.e., a minimum of four (4) times per year) for regular meetings, or more frequently as circumstances dictate for special meetings. The times of and places where meetings of the Committee shall be held and the calling of and procedures at such meetings shall be determined from time to time by the Committee. Special meetings shall be convened whenever requested by the external auditor, the Chair, or any two (2) members of the Audit Committee.

●	Regular meetings shall be called by the Chair of the Committee so as to allow the Committee to review the annual and interim consolidated financial statements and related disclosures of the Company prior to approval of the statements by the Board, as required, and prior to the release of the annual financial statements, the MD&A or the interim reports to shareholders, as applicable.

●	Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee (and to the external auditor of the Company, when applicable, so that the auditor shall be entitled to attend) at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may waive notice of a meeting, and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

●	The Committee may invite such officers, directors and employees of the Company, as it may see fit from time to time, to attend meetings of the Committee and assist in the discussion and consideration of any matters under consideration by the Committee.

●	A quorum shall be a majority of the members.

●	In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

●	The Committee shall, at the start of the meeting or portion thereof, appoint a secretary, who need not be a director or officer of the Company, for the purposes of recording the minutes of the meeting or portion of the meeting.

●	The Committee shall maintain minutes or other records of its meetings and activities. A copy of the minutes of each meeting of the Committee shall be made available, upon request, to each member of the Committee and to each Director of the Company.

●	The Chair of the Committee shall prepare and/or approve an agenda in advance of each meeting.

●	The Committee, in consultation with management and the external auditors, as applicable, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company’s financial policies and disclosures.

●	The Committee shall communicate its expectations to management and the external auditor with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditor, as applicable, in advance of meeting dates.

●	The Committee chair may meet privately with the external auditor on a quarterly or as-needed basis (including any meeting at which financial statements are approved in the absence of management) to discuss any matters that the Committee or its chair believe should be discussed.

●	The Committee shall meet at least annually with the Company’s Chief Financial Officer and external auditor in separate executive sessions.

●	In addition, the Committee, or at least its Chair, should communicate with management and the external auditor, as applicable, quarterly to review the Company’s financial statements and significant findings based upon the external auditor’s limited review procedures.

●	The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities and make any adjustments, as needed, for the effective governance of the Committee and performance of its role and responsibilities.

●	The Committee expects that the external auditor, in discharging its responsibilities to the shareholders, shall be accountable to the Board through the Committee. The external auditor shall promptly report all material issues or potentially material issues to the Committee.

Review Procedures

The Committee shall review and reassess the adequacy of this Charter at least annually, submit any proposed changes to the Board for approval, and ensure that it is in compliance with all applicable TSXV, BCSC, SEC and the Listing Rules, as they may change over time.